SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELATED-PARTY TRANSACTION IDENTIFICATION FORM

This form identifies a transaction with a related party of the Eletrobras companies and provides guidance on the necessary procedures for accounting and/or capital market disclosure, under the terms of the TPR Policy of the Eletrobras companies.

In accordance with Technical Pronouncement CPC 05 (R1) which can be consulted at the link CPC_05_R1_rev06_Consolidado.pdf (cvm.gov.br)

A. OPERATION

1. Operation Amount:

Basically, these are the reimbursement amounts paid to Eletrobras for the provision of services related to government (sectoral) and BUSA programs. Each one has its details and specifics. These details can be seen in the table below.

Programs	Direct labor	Support Departments	Volume
PROCEL	26	Legal; Hiring; Financial; IT; and Communication.	Projects: 84 in progress; 30 in contracting; 32 predicted; and 57 closed.
Resources: BRL 10.0 MM (average 2018 to 2021).
Cost: BRL 10.2 MM (average 2018 to 2021)
LPT and MLA	22	Financial; IT; and Presidency	Contracts: 19 contracts in progress; 19 in closing.
Programs: 4 under contract; 7 predicted; 4 under review;
Resources: BRL 13.7 MM (average 2017 to 2020) Cost: BRL 13.4 MM (average 2017 to 2020)
PROINFA	19 – Partial Allocation	Commercialization; Financial; Accounting; Legal; and Audit	PROINFA: 140 contracts
Estimated Revenue 2022 - R$ 6.5 billion
Estimated Expenses 2022 - R$ 6.5 billion
BUSA	10 – Partial Allocation	Generation;	BUSA: 1994 Goods
		Accounting; IT; Legal; Treasury; and supplies	Reimbursed Expenses: R$ 13.1 MM (17 to 21)
To be reimbursed: R$ 5.9 MM (2021/2022)
RGR	5 – Partial Allocation	Treasury; Accounting; Legal	Financing Agreements: 51
Administration fee received: 2% per year on the outstanding balance of the contracts.
Costs: Basically with personnel.

2. Type of Operation:

According to CPC 05 (R1), item 21, this transaction falls into the following category: “(c) provision or receipt of services”. In this case, it is about providing services.

It is important to note, however, that this is a corporate restructuring operation whose terms of the modeling were defined by Law No. 14,182, of 2021, and by CPPI Resolution No. 203, of 2021. In addition, it should also be noted that the present operation has extensive knowledge of the market and regulatory bodies, which are bound by its terms.

3. Will the operation be carried out with an individual, legal entity, government, company or entity related to the Eletrobras Related Parties List? (x) Yes ( ) No

[item 4.2.1 of the TPR Policy of the Eletrobras companies]

Case affirmative, the operation is characterized as a transaction with related parties, requiring accounting disclosure pursuant to item 4.8.1 of the TPR Policy of the Eletrobras companies. In this case, item C of this form does not need to be completed. If not, fill out the entire form.

B. PARTIES INVOLVED IN THE OPERATION

1. Eletrobras Company: Centrais Elétricas Brasileiras S.A. – Eletrobras.
I - Shareholding Composition: See documentation on Eletrobras' investor relations website (ri.eletrobras.com).
II – Has affiliates? (x) Yes ( ) No Which: All affiliated companies of the Eletrobras Group.

2. Related entity:

Federal Government, through the Ministry of Mines and Energy – MME, and Empresa Brasileira de Participações em Energia Nuclear e Binacional SA – ENBpar, a public company linked to the MME, authorized by Law No. 10,791 of 2021.

I - Shareholding Composition

As it is a public company, ENBpar is 100% (one hundred percent) controlled by the Union. It should be considered that the company's incorporation meeting is still awaited, which should take place in early January 2022.

II - Has affiliates? ( ) Yes ( x ) No Which: After the capitalization of Eletrobras, ENBpar will have the majority of the common shares of Eletrobras Termonuclear S.A. – Eletronuclear.

C. IDENTIFICATION OF RELATIONSHIP BETWEEN THE PARTIES INVOLVED IN THE OPERATION

(Filling in any item that composes C.1 or C.2 identifies a transaction with related parties, requiring accounting disclosure, pursuant to item 4.8.1 of the TPR Policy of the Eletrobras companies)

1. Relationship with Individuals (A person, or a close family member, is related to the Eletrobras company if any of the conditions below are met.)

I - Does any person or family member of the entity that is related to the Eletrobras company have full or shared control of the Eletrobras company? [CPC 05 - item 9 (a)(i)] If so, specify:

(A family member means (a) the person's children, spouse or partner; (b) the children of the person's spouse or partner; and (c) dependents of the person, his or her spouse or partner).

( ) Yes ( ) No

II - Does any person or family member of the entity that is related to the Eletrobras company have significant influence over the Eletrobras company? [CPC 05 - item 9 (a)(ii)]

If so, specify:

(According to item 6.9 b of the TPR Policy, significant influence means having full or shared control of an Eletrobras company)

( ) Yes ( ) No

III - Is any person or family member of the entity that is related to the Eletrobras company a member of the key management personnel of the Eletrobras company or the parent company of the Eletrobras company? [CPC 05 - item 9 (a)(iii)] If so, justify:

If so, specify:

(Key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (executive or otherwise) of that entity.)

( ) Yes ( ) No

IV - Is any person, or family member of the entity that is related to the Eletrobras company, a member of the fiscal council, the board of directors, and committees subordinate to it, or the executive board of the Eletrobras company? [item 6.18 of the TPR Policy of Eletrobras companies)]

If so, specify:

(spouses, partners and relatives, by blood or similar, up to the second degree are also included)

( ) Yes ( ) No
2. Relationship between Legal Entities (Two entities - the Eletrobras company and the company related to the Eletrobras company - are related if any of the conditions below are met.)

I - Are the two entities members of the same economic group? [CPC 05 - item 9 (b)(i)]

If so, specify:

(the parent company and each subsidiary are interrelated, and entities under common control are related to each other)

( ) Yes ( ) No
II - Is an entity an associate or joint venture of another entity or an economic group of which the other entity is a member? [CPC 05 - item 9 (b)(ii)] If so, specify:	( ) Yes ( ) No
III - Are both entities under the joint control of a third entity? [CPC 05 - item 9 (b)(iii)] If so, specify:	( ) Yes ( ) No
IV - Is one entity under the joint control of a third entity and the other entity is an affiliate of that third entity? [CPC 05 - item 9 (b)(iv)] If so, specify:	( ) Yes ( ) No
V - Is the entity a post-employment benefit plan whose beneficiaries are the employees of both entities? [CPC 05 - item 9 (b)(v)] If so, specify:	( ) Yes ( ) No
VI - Is the entity controlled, fully or under joint control, by a person identified in item I-a? [CPC 05 - item 9 (b)(vi)] If so, specify:	( ) Yes ( ) No

VII - a person identified in letter I-a has significant influence over the entity, or is a member of the key management personnel of the entity (or the entity's parent company) [CPC 05 – item 9 (b)(vii)]

If so, specify:

( ) Yes ( ) No

VIII- Does the Federal Government (Public Power) have significant influence over the decision-making of the entity related to the Eletrobras company? [item 4.2.3 of the TPR Policy of the Eletrobras Companies].

If so, specify:

( ) Yes ( ) No

D. PREVIOUS ANALYSIS OF THE OPERATION BY THE AUDIT AND STATUTORY RISKS COMMITTEE OF ELETROBRAS (CAE)

1. Condições de Celebração da Transação com Partes Relacionadas

A análise vai ser realizada a partir do “Contrato de Transição da Gestão dos Programas Setoriais e dos BUSA”, desenvolvimento no âmbito da capitalização da Eletrobras, a ser assinado pela Eletrobras e ENBpar com anuência do Ministério das Minas e Energia.

(A área responsável pela transação com partes relacionadas deve encaminhá-la para análise prévia do CAE, nos termos do item 4.5.1 da Política de TPR das empresas Eletrobras, se a condição abaixo for observada)

I –If the authority for approval is the Board of Directors of the Eletrobras companies, in accordance with the Rules of Authority of the Eletrobras Companies [item 4.5.1 ) of the TPR Policy of the Eletrobras companies];

If so, specify: Note the contract referred to in the previous item must be submitted not only to the Eletrobras Board of Directors, but also to the General Meeting.

(x) Yes ( ) No

2. Transactions exempt from prior analysis by the CAE

I – Is the transaction with related parties of an operational and recurring nature, integrating the company's routine activities and requiring a short-term decision to close the transaction?

If so, specify:

(transactions of this nature are exempt from prior analysis by the CAE, as determined in item 4.6.1 of the Related Party Transactions Policy).

( ) Yes (x) No

II –Is the transaction with related parties subject to specific regulation where there is no type of negotiation between the parties, with rules established for all companies?

If so, specify:

In the legal and infralegal rules of each of the government programs and the BUSAs now under development at Eletrobras, which, in the future, will be transferred to ENBpar.

(transactions of this nature are exempt from prior analysis and disclosure under ICVM 552/2014 and in the financial statement, as established in item 4.6.2 of the TPR Policy of the Eletrobras companies).

( ) Yes ( x ) No

E. VERIFICATION OF THE MATERIALITY AND COMMUTATIVENESS OF RELATED-PARTY TRANSACTIONS

(Transactions with related parties must meet the materiality and commutativity criteria under ICVM 552/2014, and must meet items 4.4.1, 4.4.2, 4.4.5 and 4.4.6 of the TPR Policy of the Eletrobras companies)

1. Transaction Materiality Analysis with Related Parties

I – Does the transaction with related parties meet the materiality criteria established in CVM Instruction 552/2014 and its amendments, under the terms of the TPR Policy of the Eletrobras companies? ( x ) Yes ( ) No

If so, specify:

Note: in fact, Eletrobras will continue to provide the services provided in the government programs (Procel, Luz para Todos, Mais Luz Amazônia, Proinfa, Remaining Accounts from RGR and BUSA) until its entire transfer to ENBpar within a period of up to 1 year.

[Item 6.11 of the TPR Policy of the Eletrobras companies]

2. Analysis of Commutativity of the Transaction with Related Parties

I – A transação com partes relacionadas atende aos critérios de comutatividade estabelecidos nos itens 4.4.2 e 4.4.3 da Política de TPR das empresas Eletrobras? Does the transaction with related parties meet the commutativity criteria established in items 4.4.2 and 4.4.3 of the TPR Policy of the Eletrobras companies? (x) Yes ( ) No

If so, specify:

Note: there is merely the temporary maintenance of a policy already provided by Eletrobras at present. On the other hand, it is important to inform that there is no comparability with the market, since it is about Eletrobras executing public policies on behalf of the government.

F. DISCLOSURE OF TRANSACTIONS WITH PARTIES RELATED TO THE CAPITAL MARKET

(The disclosure of transactions with parties related to the capital market must be carried out, pursuant to ICVM 552/2014 and item 4.8.2 of the TPR Policy of the Eletrobras companies, if any of the conditions below are observed)

I - Does the transaction with related parties, their set or related transactions, have a total value greater than BRL 50,000,000.00 (fifty million reais)? [Article 1 of ANNEX 30-XXXIII of ICVM 552/2014 and item 4.8.2.5, item a of the TPR Policy of the Eletrobras companies]

( x ) Yes ( ) No

II - Transactions with related parties, their set or related transactions, represent 1% (one percent) of the total assets of the Eletrobras company involved, considering the value of the asset calculated based on the latest financial statements or, when applicable, the latest financial statements consolidated statements disclosed by the company? [Annex 30-XXXIII, Art 1 of ICVM 552/2014 and item 4.8.2.5 item a of the TPR Policy of the Eletrobras companies]

( x ) Yes ( ) No

III- Despite the total amount being lower than the parameters provided for in items I and II above, management, at its discretion, decided to communicate the transaction or a set of related transactions, in view of the characteristics of the transaction, the nature of the related party's relationship with the issuer or the nature and extent of the related party's interest in the transaction? [Annex 30-XXXIII, Art 1 of ICVM 552/2014 and item 4.8.2.5 item b of the TPR Policy of Eletrobras companies] Note: Not applicable.

( ) Yes ( ) No
G. TRANSACTIONS WITH RELATED PARTIES EXEMPT FROM DISCLOSURE TO THE CAPITAL MARKET (The transactions listed below are exempt from disclosure to the capital market)

I –This is a transaction between the issuer and its direct and indirect subsidiaries, except in cases in which there is a stake in the subsidiary's capital stock by the direct (Federal Government) or indirect controllers of the issuer, its managers or persons assigned to them. linked? [Annex 30-XXXIII, Art. 3, item II, item “a” of ICVM 552/2014]

(x) Yes ( ) No
II –] This is a transaction between the issuer's direct and indirect subsidiaries, except in cases where there is an interest in the subsidiary's capital stock by the direct (Federal Government) or indirect controllers of the issuer, its managers or persons related to them. ? [Annex 30-XXXIII Art. 3, item II, item “b” of ICVM 552/2014]	(x) Yes ( ) No

Local/Date: Conceição do Rio Verde, December 31, 2021.

_______________________________________________

Analyst Signature: Fernando Antônio Riberio Soares

Departament: Presidency

Transactions that must be disclosed in the Financial Statements, if made with a related party [CPC 05 (R1) - item 21]

(a)	purchases or sales of goods (finished or unfinished); (b) purchases or sales of property and other assets; (c) provision or receipt of services; (d) leases; (e) research and development transfers; (f) transfers under license agreements; (g) transfers of a financial nature (including loans and contributions to CPC_05(R1) 9 capital in cash or equivalent); (h) provision of guarantees, sureties or guarantees; (i) making commitments to do something in case a particular event occurs or not in the future, including contracts to be performed1 (whether recognized or not); and (j) settlement of liabilities on behalf of the entity or by the entity on behalf of a related party.

Technical Note

Title:	Transfer of Government Programs from Eletrobras to ENBpar
Subject:	Risk Management
Authors:	Mauro Retto Lopes Leonardo Frederico Reiter Antonio João Queiroz Lima Roberto Brigido do Nascimento
Company:	Centrais Elétricas Brasileiras – Eletrobras

1 – INTRODUCTION

This Technical Note (TN) is part of the documentation supporting the management of Eletrobras Holding in the assessment of the risks related to the Eletrobras capitalization process.

In this TN, we will consider the risks related to the process of transferring the management and implementation of the Federal Government programs and assets (National Program for Energy Conservation (PROCEL), LUZ PARA TODOS, MAIS LUZ PARA A AMAZÔNIA, Incentive Program for Alternative Energy Sources (PROINFA), and Properties of the Federal Government Managed by Eletrobras (BUSA)), currently managed and operated by Eletrobras, to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBpar. The risks shall be considered from the Eletrobras’ point of view, in terms of how they may impact the schedule and effectiveness of the capitalization process. The risk-mitigating action plans, currently underway, or foreseen in the capitalization schedule, shall also be described.

Law 14,120/2021 established the guidelines, attributions, and rules for the capitalization process of Eletrobras. The creation of ENBpar (Decree nº 10,791 of September 10, 2021) was the way provided for in the law to, among other objectives, assimilate the Federal Government programs and assets currently managed by Eletrobras. Due to the nature of the activities, focused on the development of sector public policies, social development, and the use of sources of public funds, it is necessary that, after the transition period provided for by law, a public company, or another public agency, takes over these activities.

CPPI Resolution 203 of October 14, 2021 establishes the guidelines for the operational transition and assignment of contracts to ENBpar, sector policies, and the government programs managed by Eletrobras, through the execution of an agreement governing the transition, as well as the assumption by Eletrobras, free of charge, of a commitment to provide support and advice to ENBpar in the management of these activities, including personnel training, provision of databases and information.

The following public agencies and institutions may be required to promote management actions, decisions, and assessments during the process for transferring the government programs to ENBpar. We highlight below some duties of these agencies related to the government programs and sectoral policies.

– Ministry of Mines and Energy – MME: definition of guidelines, goals, and scope of the sectoral policies. Monitoring the implementation of policies and achievement of goals; support and guide social energy policy programs and projects; guide and define forms of relationship and coordination between social interests and those of the electricity market;

– Brazilian Electricity Regulatory Agency – ANEEL: regulates the Brazilian energy sector, in compliance with public policies issued by the Ministry of Mines and Energy – MME; Regulation, management, and monitoring of changes in the energy sector, for which we promote sectoral programs; inspection of universalization goals with electric utilities and cooperatives;

– Electricity Trading Chamber – CCEE: manages the funds of the Global Reversal Reserve (RGR) and Energy Development Account (CDE), directly related to the financial flow of the government programs and sectoral policies, such as, for example, in the settlement of the payments provided for in credit facility, subsidy, and disbursement contracts under the Luz para Todos (LPT) and Mais Luz para a Amazônia (MLA) sectoral programs, and in the process of settlement and billing of payments, of the energy generated and supplied by generators related to the PROINFA;

– Federal Properties Management Office – SPU: is the entity that authorizes the occupation of federal public properties, establishing guidelines for use permits, promotion, donation, or free assignment, in case of public interest. Guides the incorporation and regularization of the title to the assets; their proper destination; in addition to the control and inspection of properties. They are described in art. 31 of Decree No. 9,035/2017. It has a relationship with Eletrobras due to the management of the Federal Government assets managed by Eletrobras.

– Brazilian Government Accountability Office – TCU: inspection and approval of the process for transferring the government programs to ENBpar. According to the current regulations, the model presented by MME and BNDES shall be approved by TCU.

– Brazilian Office of the Comptroller General – CGU: assessment of the compliance and governance of the process to transfer the programs to ENBpar;

Eletrobras, pursuant to the current regulations and observing its diligence duties, chose to monitor the main risks for the process to transfer the Federal Government programs and assets managed by Eletrobras.

Eletrobras Holding’s Superintendent’s Office for Risk Management, Internal Controls, and Information Security – DCR was asked to support the management of the risks of the process to transfer the government programs to ENBpar, together with the specialist areas, who work in the implementation and management of these programs and assets at Eletrobras.

2 – RISK ASSESSMENT IN THE TRANSFER OF GOVERNMENT PROGRAMS

The risk related to the transfer to ENBpar of government programs, sector policies, and the Federal Government assets managed by Eletrobras can be described as potential deficiencies and delays in the transfer of management, operational processes, database and information technology systems, technical collection, and the several contractual and institutional relationships established by Eletrobras for the management of the programs.

The Technical Note of the Holding’s Management and Sustainability Office – DS (“Transition of the management of the government programs from Eletrobras to ENBpar”) analyzes the Sectoral Program and BUSA Management Transition and Transfer Agreement proposed by BNDES. Its main conclusion is that, considering the agreement and the risks identified to date, as well as compliance with laws and regulations applicable to the Eletrobras capitalization process, and the transfer of the sectoral programs and BUSA management to ENBpar, as well as aiming at maintaining the full operation of the Programs and activities included in the agreement, DS recommends the approval of the execution of the proposed transition and transfer agreement.

2.1 – Luz Para Todos (LPT) and Mais Luz para a Amazônia (MLA) Programs

The Luz Para Todos Program (LPT) was established by Decree 4,873/2003. The main objective is to accelerate the universalization of the access to and use of electrical energy in the country, mitigating the tariff impact through the use of sectoral funds, establishing subsidy and credit facility agreements with the executing agents. After several changes in the goals of universal access to electrical energy, the completion of the program was postponed to December 31, 2022.

The National Program for Universalization of the Access to and Use of Electric Energy in the Legal Amazon – Mais Luz para a Amazônia (MLA) was established by Decree 10,221/2020. The objective is to prioritize the service to the population who lives in places of difficult access in the region of the Legal Amazon, where, due to economic and technical reasons, it would be difficult to provide electrical energy service through the conventional means. The MLA Program is effective until December 31, 2022, with the possibility of extension until full universal access to electrical energy in remote regions of the nine states that make up the Legal Amazon.

ENBpar was designated as the operator of the LPT and MLA, through Ordinance 556/GM/MME. ENBpar shall assume the responsibility for the management and operation of these programs within twelve months of the date of the meeting to homologate the result of the increase in Eletrobras’ capital stock.

In general, the external process, with the participation of Eletrobras, for the management and operation of the program takes place as follows: after the initial assessment by the State Management Committees of the demands for electrical energy in rural areas in each region, the Ministry of Mines and Energy approves the contracts that shall be signed between Eletrobras and the distributors for the execution of the works. Eletrobras signs the contracts and proceeds to the physical and financial inspections of the works carried out, issuing to CCEE the authorizations to release the CDE funds, according to the physical and financial progress of the works. The program’s State Management Committees monitor the services that were prioritized by that collegiate body. ANEEL, in turn, oversees the fulfillment of the contract targets, which are an integral part of the electric utilities’ Universalization Plans.

For the management and implementation of the Luz Para Todos and Mais Luz Para Amazônia programs, Eletrobras carries out the technical and budgetary assessment of the work programs sent by the executing agents (electric utilities and cooperatives), before the execution of the contracts. After the execution of the contracts, upon MME’s consent, and of the works by the Executing Agents, Eletrobras also carries out the financial inspection of the contracts, through proofs of the electric utilities’ expenditures with the program works. After the financial inspection, Eletrobras sends a specialized technical team to physically inspect the works on-site. For the physical inspection, a sample of works, representative of the characteristics and geographic distribution of the works in each contract, is considered. The physical inspections currently carried out by Eletrobras are highly complex in terms of logistics and engineering, requiring specialization and training of human resources. There are difficulties such as displacement and access to very remote locations in rural areas, aiming at the on-site inspection of the homes of consumers served by the program. Small power plants and substations in isolated areas are also inspected, especially in towns far from capital of the states in the northern region of the country.

After the physical inspections, the physical and financial progress of the contracts are calculated. The amounts are then informed to CCEE, for release of the funds to the Executing Agents. Eletrobras also closes the contract credit facilities at the end of the inspection of the works and the financial inspections.

Eletrobras is remunerated for the activities carried out in the implementation of these programs at a fixed percentage of the financial volume set forth in the contract, according to the current regulations of the program.

To identify the risks, DCR met with the managers of the Luz Para Todos Program and MLA at Eletrobras. Specific points of attention for the transfer of the operational duties and assignments from Eletrobras to ENBpar, to be contemplated in relation to these programs, are listed below:

– Lack of external regulations for the transfer of current LPT/MLA contracts and those whose credit facility is being closed, to ENBpar;

– Very short deadlines for the issuance of regulations by MME and new Term Sheets (or amendments to the current ones) between MME and the Executing Agents (distributors and cooperatives that execute the program works), with the intervention of ENBpar, ANEEL, and CCEE;

– Delays in Eletrobras’ operational processes, due to a lack of specific regulations for the transfer to ENBpar of processes related to releases of funds to the Executing Agents, with the possibility of interrupting the financial flow of the LPT and MLA programs. As the entity responsible for the implementation of the programs, Eletrobras may be penalized for the interruptions in the phase of transition to ENBpar.

2.2 – National Program for Energy Conservation (PROCEL)

The PROCEL was established in 1985 by Interministerial Ordinance No. 1,877 to promote the efficient use of electrical energy and fight waste. PROCEL actions contribute to increasing the efficiency of consumer goods, services that use electricity and to the development of habits and knowledge on efficient energy consumption.

In 2016, with the enactment of Law No. 13,280/2016, the PROCEL started to have a source of funds. The Law provides for the definition of annual plans for the investment of funds, which are prepared and approved, after a public consultation process, by government representatives and players of the national energy sector (Energy Efficiency Management Committee – CGEE and Coordinating Group for Energy Conservation – GCCE), which provides transparency and credibility to the investments made. In this context, the PROCEL promotes energy efficiency actions in several segments of the economy that help the country to save electricity and generate benefits to the society. The main sectors in which it operates are efficient equipment and appliances, efficient buildings, efficient street lighting (Reluz), the government with the areas of sanitation and education, industry and commerce, and knowledge (quality information on energy efficiency).

In order to implement the program, Eletrobras has a representative in CGEE and participates in the elaboration of the Investment Plan (PAR). 3 cycles of assessment, implementation, and accountability under the PAR have already been carried out in 2018, 2019, and 2020.

Eletrobras has specific and complex duties in the different areas of PROCEL. Eletrobras is currently responsible for establishing partnerships and service agreements with several institutions, research centers, universities, and specialized companies, for the implementation of the objectives described in the PAR and the country’s energy efficiency policies. Through the management of contracts and agreements, Eletrobras invests the funds provided for in the PAR, as well as develops, together with the institutions, the entire chain of knowledge generation and expected results.

To identify the risks, DCR met with the managers of the PROCEL at Eletrobras. Specific points of attention for the transfer of the operational duties and assignments from Eletrobras to ENBpar, to be contemplated in relation to these program, are listed below:

– Very short deadline for mapping the processes related to each PROCEL subprogram: Reluz, Selo Procel [Procel Seal], Education, Buildings, Industry, Sanitation, Procel Info, Municipal Energy Management (GEM), and Marketing;

– Very short deadline to update the non-statutory framework, so that representatives linked to ENBpar act in groups and managing committees of the Energy Efficiency Program – GCCE and CGEE – preserving the governance of the PROCEL, as well as in other committees and working groups, such as Buildings WG, Motors WG, among others;

– Possible delays in the release of funds to suppliers and partners regarding the complex internal processes for release and institutional relations (point of attention as a risk to the PROCEL program);

– Failure to meet the legal deadline to obtain the spending authorizations for projects under the following Investment Plans (point of attention as a risk for the PROCEL program).

The answers of Eletrobras’ managers are listed in the following item:

– Execution of amendments to the legal instruments in force (partnerships, agreements, and technical cooperation agreements, administrative contracts, and financial service agreements) to transfer the project management to ENBpar;

– Transfer of the title to the domains and hosting of the websites used by the PROCEL to ENBpar;

– Transfer to ENBpar of the PROCEL trademarks registered with the Brazilian National Institute of Industrial Property – INPI;

– Transfer of the PROCEL bibliographic collection to ENBpar;

– Implementation of a traceable and auditable ERP system at ENBpar, to carry out the disbursement operations from the PROCEL account to suppliers, and for the collection of funds from distributors.

2.3 – Incentive Program for Alternative Energy Sources (PROINFA)

The PROINFA was established by Law No. 10,438/2002 and aims at increasing the participation of alternative renewable sources (small hydro power plants, wind farms, and biomass thermal power plants) in the production of electricity, prioritizing entrepreneurs who are not linked to generation, transmission, or distribution utilities.

The energy generated by the generation agents linked to the PROINFA is made available through quotas and sold directly to distributors and cooperatives in the country. The cost of the PROINFA is divided into monthly quotas, collected by authorized distributors, transmission companies, and cooperatives, and passed on to Eletrobras.

The calculation of quotas is based on the PROINFA Annual Plan (PAP) prepared by Eletrobras and forwarded to ANEEL. The cost of the program, whose energy is contracted by Eletrobras, is paid by all end consumers (free and captive) of the Brazilian National Interconnected System (SIN), except those classified as low income.

Eletrobras currently manages the contracts of 131 enterprises that trade their electricity through PROINFA. Law 14,182/2021 establishes the possibility of renewing concessions for another 20 years, through new contracts for the PROINFA generating agents, under certain conditions of economic and financial balance. The risks related to the renewal of the PROINFA contracts, during the transition period for ENBpar, shall be subject to risk analysis in the following items.

To identify the risks, DCR met with the managers of the PROINFA at Eletrobras. Specific points of attention for the transfer of the operational duties and assignments from Eletrobras to ENBpar, to be contemplated in relation to these program, are listed below:

– Uncertainty about the most appropriate type of contract, to be entered into for the transition period for ENBpar, with characteristics and scope of a service agreement or as a transition management contract. Potential penalties may be imposed on Eletrobras related to deadlines and regulatory compliance in the management of the PROINFA account, depending on the type of contract to be executed with ENBpar;

–Lack of a better understanding and specific regulations for the PROINFA on the responsibilities in the transition period; if only providing the service, Eletrobras has no responsibility as program manager; if it is a transition contract, Eletrobras shall have all responsibility for managing and operating services included.

– New conditions for the extension of the PROINFA generation contracts may lead to legal proceedings involving Eletrobras on the electricity amounts and prices to be entered into in a contract with the generating agents;

– Uncertainties regarding the renewal of the PROINFA contracts provided for in Law 14,182/2021. Eletrobras shall have to implement the entire renewal, but it has no regulatory definition on whether it shall sign the contracts and subsequently make the assignment to ENBpar and how this shall be done.

– In possible lawsuits for the renewal of concessions for another 20 years, by the energy generating agents that contract with PROINFA, the manager/administrator is the liable party. According to the current understanding, Eletrobras shall be the manager and responsible for the implementation of the renewal of contracts, all of this occurring during the transition.

– Fund contribution by Eletrobras, for the commercialization of PROINFA, which shall be addressed in the contract with ENBPar. Eletrobras has to settle the differences against its cash, in case of differences between revenues and payments:

– The settlement of payments to the PROINFA power generators at CCEE is carried out by Eletrobras on a monthly basis. Annual estimates are made for electricity generation and for the amounts to be settled monthly at CCEE, with the regulatory authorities’ consent (ANEEL). Eletrobras has to settle the differences against its cash in case of differences. The reimbursement to Eletrobras for the differences is made in installments in the following year. For the transition period and after the transfer of the operation and management of the PROINFA to ENBpar, the allocation of funds of ENBpar should occur, considering the probability of the PROINFA’s energy settlement with CCEE;

– Inadequacy of current regulations and norms for the reimbursement cycle of differences settled at CCEE, after the transition to ENBpar. The treatment for reimbursement of settlement differences at CCEE shall be included in the contract, to be reimbursed month by month to Eletrobras or settled directly at CCEE by ENBpar. The reimbursement and/or settlement of accounts of these amounts for Eletrobras after the transition should be included in the transition contract.

The answers mentioned by Eletrobras managers are listed in the following items:

– Adequacy of the PROINFA regulations for the transition period;

– Construction of specific norms and regulations for the evolution of legal protection and the process of renewal of contracts with the PROINFA electricity generators, including the transition and contractual assignment to ENBpar, after the period provided by law;

2.4 – Properties of the Federal Government Managed by Eletrobras (BUSA)

The Federal Government Assets Managed by Eletrobras (BUSA) are assets and facilities expropriated and taken over by the Federal Government against the RGR funds, and these assets are integrated into the same account as Federal Government assets under special regime for use in the public service, under the management of Eletrobras, as provided for in Decree-Law No. 1,383/1974.

Decree-Law No. 1,383/1974 attributed to Eletrobras the competence to manage the expropriated and taken over assets with funds from the Global Reversal Reserve (RGR). This decree also provides that Eletrobras, as an asset manager, is responsible for the registration, conservation, and operation of the collection of BUSA assets. This decree also authorizes Eletrobras to enter into partnership agreements with state electric utilities with the intervention of ANEEL. The agreements entered into include a specific clause on accounting bookkeeping as belonging to the assets of the Federal Government, with operating, maintenance, and any other costs arising from this exploration being recorded as expenses of the associated concessionaire for legal and tariff purposes.

There are currently 1,994 Federal Government assets registered in the Computerized System for Management of the Federal Government Assets Managed by Eletrobras (SIGBUSA). Of this total, 1,891 assets are considered usable and in operation and 17 usable assets are decommissioned. Another 78 assets are useless and 8 assets have already been sold.

Eletrobras currently has 60 partnership agreements signed with electric utilities and cooperatives, for the management and operation of these assets.

To identify the risks, DCR met with the managers of the BUSA at Eletrobras. Specific points of attention for the transfer of the operational duties and assignments from Eletrobras to ENBpar, to be contemplated in relation to these program, are listed below:

– Uncertainties about recent regulatory and normative changes by ANEEL, on the BUSA, with recent interactions and requests by ANEEL to Eletrobras (legislative change still in progress). These recent changes may increase the impacts and adversely affect the transition process for ENBpar;

– A high number of assets managed by Eletrobras. The company currently manages a total of 1994 assets of the Federal Government, officially registered in the database and management systems – SIGBUSA – of Eletrobras.

– A high number of partnership agreements, totaling 60 agreements, for inspection and operational services for the BUSA, with local electric utilities in the states where the assets are located;

– Deficiencies in the external regulatory provision for the reimbursement of annual administrative costs during the transition period. Amount of approximately BRL13 million from 2017 to June 2021. The current process is carried out by budget forecast and settlement of accounts, with reimbursement of final costs made by CCEE to Eletrobras. There are past credits of historical values already paid, to be corrected, from 2017 to 2021. The uncertainties about the reimbursement of costs may adversely affect the transition process and make it difficult for Eletrobras to receive it;

– Short deadline for the transfer to ENBPar of the partnership agreements, contracts, and free use assignment agreements executed between the Federal Properties Management Office – SPU and the public administrations, with the intervention of Eletrobras.

– Deficiency in the external and internal normative forecast for the transfer of IT systems (SIGBUSA), to be transferred to ENBpar;

– Eletrobras is the intervening-consenting party to partnership agreements for the inspection of cases of disposal and donation of assets. It remains unclear how this procedure shall be carried out in the contract with ENBpar.

As a response listed by Eletrobras managers, we mention the construction of specific norms and regulations for the evolution of legal protection and the BUSA management process, including the transition and assignment of the management to ENBpar, after the period provided for in the decree.

2.5 – Global Reversal Reserve (RGR) – legacy contracts

The Global Reversal Reserve (RGR) was created by Law No. 5,655 of May 20, 1971, legally defined as an accounting fund intended to fund the reversion, taking over, expansion, and improvement of public services. The RGR is a concession charge, thus constituting a cost component of the electricity tariff itself. It was composed aiming at generating funds for the reversal of facilities used in the generation and transport of energy in favor of the electric utilities, in addition to financing the expansion and improvement of the electrical energy service.

Until April 2017, Eletrobras managed the Global Reversal Reserve (RGR) account. In May 2017, with Law 13,360/2013, the Electricity Trading Chamber – CCEE took over the management of RGR. However, contracts signed before November 17, 2016, are still managed by Eletrobras, as defined in Decree No. 9,022/2017.

Law 14,182/2021 defined that all credit facility agreements that use RGR funds, entered into until November 17, 2016 and that is currently managed by Eletrobras, shall be transferred to ENBpar.

Eletrobras is a creditor in credit facility agreements with funds from the Global Reversal Reserve (RGR). It currently carries out the collection, collects the funds, and passes them on to CCEE (within five business days). Eletrobras monitors payments and informs CCEE in case of defaults. Nowadays, Eletrobras also performs debt collections and negotiations. Eletrobras receives an management fee on this service, between 1% and 3% of the operation value, depending on the contract. The risk of default on contracts is not Eletrobras’.

The average maturity of the remaining RGR contracts is 5 years. Only two contracts have longer maturities (CELPA in 2034 and ELETRONUCLEAR in 2038);

To identify the risks, DCR held a meeting with those responsible for managing the remaining RGR contracts at Eletrobras. Specific points of attention for the transfer of the operational duties and assignments from Eletrobras to ENBpar, to be contemplated are listed below:

– Operational risks, regarding compliance with deadlines, such as transfers of funds, collection measures, the deadline for responses to TCU, among others;

– Outdated legislation regulating the RGR, which was not updated or reviewed after the change in the management of funds to CCEE. Outdated regulations may hinder the transition to ENBpar;

– Uncertainties about the transition period provided for in the decree. Eletrobras is not obligated to accept the extension of the operation of RGR contracts after the stipulated period, according to current legislation;

– The total amount of contracts originating from the RGR is approximately BRL1,4 billion. This amount can make the risks material for Eletrobras, in case of difficulties in the transition to ENBpar;

– There is a historical default amount. Only a few specific companies have recidivism of default. On September 30, 2021 there were 4 defaulting companies. The total default amount is approximately BRL324 million. Of this total, approximately BRL232 million are debts that have already expired, which are still under judicial review for possible collection, based on assessments by TCU. The transition process should consider the amounts in a legal dispute, including the costs, duties, and possible benefits of who shall assume the contracts.

2.6 – Main points of attention

DCR considers the following points of attention as relevant:

– Lack of regulatory provision for the management of social policies or government programs, even if temporarily, for Eletrobras as a private company, with possible consequences with external inspection and control bodies;

– Delays, on the part of ENBPar, in its internal structuring (governance, systems, technical expertise), with the private Eletrobras having the burden of conducting government programs beyond the 12 months of the public offering;

– Approval of the proposed transition to government programs and sectoral policy, by external regulatory authorities (TCU, CGU, among others);

– Possible evasion of specialized human resources with experience in the management and implementation of sectoral programs and policies, given the prospect of ending these activities at Eletrobras after its capitalization, causing unavailability of labor until the end of the transition period for ENBpar;

– Lack of forecasted funds to pay the PROINFA cost reimbursement cycle, with reflexes on ENBpar’s budget forecast;

– Normative and regulatory uncertainties about the transition process for ENBpar, specific to each government program or sectoral policy. Some of them, like the PROINFA, are submitted to complex contract renewal processes, which shall take place during the transition process;

– Unpredictability of the amount defaulted by the SIN consumption agents, which can affect the variation in revenues collected by distributors (PROINFRA);

– Penalties and fines by regulatory and supervisory bodies, due to the loss of deadlines for collection of funds from distributors and transfer the executing agents of government programs and public policies, as well as to energy-generating agents (PROINFRA).

3 – FINAL CONSIDERATIONS

The risks related to the process of transferring the management and implementation of Federal Government programs and assets (PROCEL, LUZ PARA TODOS, MAIS LUZ PARA A AMAZÔNIA, PROINFA, and BUSA), currently managed and operated by Eletrobras, to Empresa Brasileira de Participações em Energia Nuclear and Binacional S.A. – ENBpar were considered from the point of view of the future private Eletrobras, and from the point of view of how they may impact the schedule and effectiveness of the capitalization process.

The risks mapped so far were analyzed based on the best available information. The Sectoral Program Management Transition and Transfer Agreement is the main mitigating element, given that its objective is to define the rules that shall be observed throughout the Transition Period until the effective transfer, by Eletrobras to ENBPar, of services, duties, or responsibilities of each of the Sectoral Programs and the management of the BUSA. The Contract considers a specific attachment for each government program to be transferred. This mitigation measure reduces the residual exposure of risks to a level considered acceptable by Eletrobras, which starts to be aligned with its risk appetite statement. Even so, it is possible to note that there is a need for normative definitions and changes in specific regulations for each government program, internal and external, to mitigate certain described risks.

Prepared by:

Leonardo Frederico Reiter

Higher Analyst, Corporate Risk Department – DCRR

Mauro Retto Lopes

Corporate Risk Manager, DCRR

Antônio João Queiroz Lima

Advisor, Control Department – DC

I agree:

Roberto Brigido do Nascimento

Risk, Internal Control, and Information Security Superintendent, DCR

BRAZILIAN ELECTRICITY REGULATORY AGENCY

OFFICIAL LETTER NO. 594/2021-SCG/ANEEL

On October 19, 2021.

To Ms.

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

Ministry of Mines and Energy

protocolo@mme.gov.br

Subject: New Generation Concession Agreement for the hydroelectric potentials covered by Law No. 14,182 of 2021, which provides for the privatization of Eletrobras.

Proceeding No. 48500.001427/2021-53

Madam Secretary,

1.       The following information is provided in compliance with Official Letter No. 109/2021/SE-MME of March 19, 2021, in which the Ministry of Mines and Energy – MME requests the draft concession agreement to be prepared following the guidelines of Provisional Measure (MP) No. 1,031 of 2021, which later became Law No. 14,182 of July 12, 2021.

2.       By means of Order No. 3,137 – published in the Official Gazette of October 8, 2021, section 1, page 68, v. 159, n. 192 –, the Collegiate Board of the Brazilian Electricity Regulatory Agency – ANEEL, on October 5, 2021, decided (i) to approve and forward to the Ministry of Mines and Energy – MME, the Draft Concession Agreements that shall regulate the exploitation of the hydroelectric potentials under Law No. 14,182 of 2021, which regulates the privatization of Eletrobras; (ii) to hear and, on the merits, not to grant the Administrative Appeal filed by the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF against Public Consultation No. 48 of 2021.

3.       The Reporting Member’s vote, Order No. 3,137/2021, and the draft concession agreement approved by the Agency’s Executive Board are attached hereto.

Very truly yours,

(DIGITALLY SIGNED)

CARLOS EDUARDO CABRAL CARVALHO

Superintendent of Generation Concessions and Authorizations

48524.009162/2021-00

\SCG\Ofício\87\Ofício_580TT1810

SCAN – Quadra 603/ Modulo “I” e “I”

CLP: 70830-110 – Brasília – DF – Brazil

Phone +55 61 2192-8600

www.aneel.gov.br

37- Public Ordinary Meeting of the Executive Board

Brasília, October 5, 2021

VOTE

PROCEEDING: 48500.001427/2021-53

INTERESTED PARTIES: Centrais Elétricas Brasileiras S.A. – Eletrobras, Furnas Centrais Elétricas S.A. – Furnas, Companhia Hidroelétrica do São Francisco – Chesf, Centrais Elétricas do Norte do Brasil S.A. – Eletronorte

REPORTING MEMBER: Director Sandoval Feitosa.

AREA IN CHARGE: Superintendent’s Office for Generation Concessions and Authorizations – SCG

SUBJECT: Result of Public Consultation No. 48 of 2021, established aiming at collecting supporting and additional information to improve the draft concession agreement that will govern the exploitation of the hydroelectric potentials under Law No. 14,182 of 2021, which provides for the privatization of Eletrobras.

1.       REPORT

On August 10, 2021, ANEEL’s Executive Board decided to initiate Public Consultation No. 48 of 2021, with a contribution period starting August 11 to August 31, 2021.

2.       On August 23, 2021, the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF filed a claim for reconsideration against the decision to initiate the Public Consultation.[1]

3.       On August 31, 2021, the National Council for Energy Policy – CNPE issued Resolution No. 15, which sets the value added by the new electricity generation concession agreements pursuant to Law No. 14,182 of 2021, which provides for the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras.

4.       During the period of Public Consultation No. 48 of 2021, 90 contributions were received through the form provided. Additionally, 1 contribution was sent by email. Of the total, the content of 48 contributions needs analysis, and the others were forwarded without any textual content.

5.       On September 16, 2021, through Memorandum No. 175/2021-SCG/ANEEL, the Office of Federal Prosecution at ANEEL was consulted regarding the legal issues raised in the contributions received.

6.       On September 29, 2021, Opinion No. 00284/2021/PFANEEL/PGF/AGU was approved. A single reservation is made about the approval Order, regarding the Extension Clause, which shall be detailed in the ratio decidendi.

1 According to information provided: 48513.022914/2021-00

7.       On October 1, 2021, Technical Note No. 675/2021-SCG/SRG/SRM/SFG/SFF/SGT/ANEEL was issued, containing the Superintendent’s Office analysis regarding the contributions to Public Consultation No. 48 of 2021.

8.       This is the report.

II.       RATIO DECIDENDI

9.       This proceeding deals with the draft concession agreements that shall regulate the exploitation of hydroelectric potentials under Law No. 14,182 of 2021, which provides for the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras.

10.       The decision I hereby forward is to APPROVE the Draft Concession Agreements to be forwarded to the Ministry of Mines and Energy – MME.

11.       Table 1 shows the 48 contributions analyzed in the Contribution Analysis Report (RAC), presented by 7 institutions and 1 consumer. Most contributions were presented by Eletrobras and the law firm Pinheiro Neto Advogados.

Despite making considerations on Eletrobras privatization process, 4 contributions are outside the scope of the Public Consultation.

Table 1: Contributions received

Interested Parties	Contributions
Instituto Ilumina	1
Individual (consumer)	1
Associação de Empregados da Eletrobras – AEEL	1
Eletrobras	21
Engie Brasil Energia	3
Furnas Centrais Elétricas S.A.	1
Pinheiro Neto Advogados	19
Energy Workers Union of the State of São Paulo – Sinergia CUT	1
Total contributions	48

12       The main contributions to the Public Consultation are analyzed below.

II.1       Individualization of the agreements

13.       Eletrobras understands that it would be convenient to individualize the concessions, adjusting all related contractual provisions.

14.       Although the idea is meritorious, the way Law No. 14,182 of 2021 was written hinders its implementation. Several obligations imposed by the laws and regulations, such as river revitalization and navigability programs, reduced generation costs in the Legal Amazon, and assignment of electricity to the Program for Transposition of the São Francisco River were attributed to the electric utilities Furnas, Chesf, and Eletronorte, without any possibility of segregating these obligations between each of plants of these subsidiaries of Eletrobras.

II.2       Waiver of pre-existing rights

15.       One of the contributions received inquired about the fact that the legislator, under Law No. 14,182 of 2021, did not condition the privatization upon the waiver of pre-existing rights. Therefore, the Granting Authority or ANEEL would not be responsible for establishing such condition. This contribution mentions, for example, that the right to extend the concession to offset the Generation Scaling Factor (GSF) effects (articles 2-A and 2-B of Law No. 13,203 of 2015) should be transferred to the new concession, which would be extended through new calculations to be carried out.

16.       Another contribution argued that those rights already acknowledged by ANEEL but not yet implemented shall be treated as exceptions, aiming to include the supplementary indemnification of plants that had their concessions extended under Law No. 12,783 of 2013, according to ANEEL Normative Resolution No. 942 of 2021.

17.       According to the Office of Prosecution’s Opinion, the provisions of art. 25 of Law No. 9,074 1995,[2] shall not be used as justification for such a Clause, given that such Law does not cover the concessions discussed herein.

18.       In any case, Law No. 14,182 of 2021 deals, mostly, with projects that have already been extended once or twice after Law No. 9,074 became effective. It is assumed, therefore, that to be entitled to such extensions, the waiver of any pre-existing rights has already been required. In this case, there is no reason to require a new waiver regarding a right that is already waived by the holder.

19.       It is also noteworthy that the concession agreements for generation projects under Law No. 14,182 and not extended under Law 12,783 have a waiver clause for any pre-existing rights that go against Law No. 8,987. This is what can be seen in the content of Section One, Subsection Three of Concession Agreements No. 006/2004 and 007/2004, as well as of Section One, Subsection Two of Concession Agreement No. 004/2004.

20.       In view of the foregoing, it can be concluded that the waiver of any preexisting rights that contravene Law No. 8,987 should be suppressed, whether because it is not an extension regulated by Law No. 9,074 or there was already a waiver of identical content signed by the electric utilities in past agreements.

21.       In any case, it is worth commenting on the specific cases mentioned in the contributions. CNPE, by calculating the Value Added to the Concession (VAC), has already considered the GSF concession extension, so that in the simulations, the term of the concessions currently effective was already deemed extended, reducing the Value Added to the Concessions and, consequently, the amounts to be reverted to the National Treasury and the Energy Development Account (CDE) due to the privatization of Eletrobras. In this regard, there would be no reason to talk about maintaining the right to compensation by the GSF.

22.       Likewise, with regard to indemnifications after the Basic Design referred to in Law No. 12,783, CNPE calculations also considered maintaining the Costs of Capital for Investments in Improvements (GAG Melhorias) until the end of the effective concessions, also reducing the Value Added to the Concessions. Therefore, consumers or taxpayers should not bear any additional indemnification regarding this topic. Resolution No. 15 of CNPE is clear on this topic, by providing in art. 1, ¶ 6, item II that, the CNPE calculation took into account the indemnifications referred to in REN 596, as amended by REN 942, mentioned in the contribution.

2 Art. 25. Term extensions dealt with in this Law shall only be effective with the execution of concession agreements providing a waiver clause for any pre-existing rights that go against Law No. 8,987 of 1995.

II.3       Provisions for the extension of the concession

23.       Another controversial point refers to the provisions for the extension of new concessions to be governed by future agreements. Three contributions claim that the legislator did not establish the impossibility of extending the new concession agreement final term, thus, it would not be up to the Granting Authority or ANEEL to impose such restriction in the draft agreement.

24.       Regarding this topic, the concession agreement shall comply with the laws and regulations in force applicable to the particular case and, in this case, Law 14,182 of 2021 does not have an express provision prohibiting the extension. Express prohibition on extending concessions shall be clearly and explicitly provided for in a specific legal rule, as is the case, for example, in art. 1 of Law 12,783 (quotas system), which is not the case here.

25.       Likewise, when the legislator intends to allow the extension, there is a written mention of this possibility, for example, in art. 4, ¶¶ 2 and 3 of Law 9,074. Article 4, ¶ 9 of Law 9,074 and art. 1 of Law 14,182 are silent regarding the possibility of extending the concession agreement. Therefore, this demonstrates that the legislator deliberately chose not to decide on the extension possibility, so that the electric utilities shall amortize their investments within the time established in the concession. The bidding shall price this scenario.

26.       It is important to highlight that the absence of a concession agreement extension provision does not mean the agreement cannot be extended, if this right is ensured by a supervening law. The provisions of the contractual clause do not bind the legislator, who is sovereign to, in harmony with any hierarchically superior rules, provide for the possibility of extending the concession’s term in the future.

27.       Therefore, the Contractual Clause would not prevent a future extension of the concession as it simply clarified that, in light of current laws and regulations, there is no provision for extension. However, in order to avoid questions as to its interpretation thirty years from now, in the sense that any possibility to extend agreements would be forbidden, I consider its exclusion timely and convenient, as suggested by the Attorney General’s Order, which approves the Opinion but recommends the exclusion of this clause.

II.4       Obligations in art. 6, 7, and 8 of Law No. 14,182 of 2021

28.       Law No. 14,182 sets forth in arts. 6 to 8 obligations electric utilities Chesf, Eletronorte, and Furnas shall undertake. Nevertheless, the wording used left questions regarding the responsibilities for financial contributions. This is because the main section of these articles appoints the electric utilities as responsible for it, however, the paragraphs of the articles appoint responsibilities to Eletrobras.

29.       In this sense, 3 contributions were presented in the sense that the conciliation of legal provisions should provide that contributions shall be made by the electric utilities, and, vicariously, by Eletrobras.

30.       Regarding this topic, the Prosecutor’s Opinion confirms the contributions understanding presented in the sense that financial contributions legal obligation falls on the electric utilities signatories to the concession agreements, which are the main debtors. Thus, Eletrobras is vicariously liable and shall contribute only in the event the electric utilities signatory to the concession agreement fails to perform the obligation assumed. Art. 3, item VI, of Law 14,182 helps interpreting the matter by establishing that Eletrobras is vicariously liable for complying with the contributions’ programs.

31.       Another controversial topic concerns art. 6, ¶ 6, of Law 14,182, which deals with Chesf’s obligation to assign 85 avgMW to the São Francisco River Transposition Project. The Law foresees that the obligation begins on the date the Law is published. Nevertheless, it is an obligation to be undertaken by the new electric utilities and, therefore, after formalizing the new concession agreements.

32.       Regarding this point, the agreement may not go against the legal provisions. Thus, if there is a legally set date for the start of energy supply, this date shall be considered in the agreement. Nevertheless, it is possible to construe the legal text and conclude that the initial date for supplying energy to the São Francisco River Integration Project (PISF) shall not be on the Law enactment date. This is because the obligation is to be assumed by new electric utilities who shall only execute the new agreements after the Eletrobras capitalization process is completed.

33.       Furthermore, it is highlighted that the legislator was careful to respect the agreements in effect and the legal scenario established, promoting a slow and gradual transition from plants operating under the quota system to the independent energy production. In this regard, the interpretation that the legislator intended to bring about an abrupt breach of current agreements of quotas with guaranteed power output allocated to the electricity distribution company seems inadequate to enable the immediate energy supply to the PISF Federal Operator.

34.       Such understanding is confirmed by CNPE Resolution No. 15 of 2021, which provides that the obligation begins on January 1, 2023, when the process of termination of the quota system (descotização) begins, that is, part of the energy that is no longer allocated to distributors would be used in the Project for the Transposition of the São Francisco River.

35.       In this sense, the best interpretation for art. 6, ¶ 6 of Law 14,182 is that the expression “from the date of enactment of this Law” does not mean that the start date of energy supply shall occur on the same date, but from the date defined by CNPE, safeguarding the period of twenty years provided for in the laws and regulations.

II.5       Responsibilities in the operation and maintenance of locks

36.       Regarding this topic, two contributions were presented aiming to define the Electric Utilities’ responsibilities in projects with locks associated with the dam structure of the hydro power plant.

37.       The first contribution proposed the inclusion of a Subsection with the following wording: “The Electric Utility is not responsible for implementing, licensing, operating, and maintaining locks, according to the provisions of Law No. 13,081/2015, as well as the obligation provided for in art. 7 of Law No. 14,182/2021.”

38.       Regarding this contribution, there is no legal conflict between the provisions of art. 7 of Law No. 14,182, regarding resources contribution for actions to ensure the navigability of the Madeira and Tocantins Rivers, and the provisions of Law No. 13,081, regarding the implementation of locks and other structures for river navigation.

39.       The Eletrobras Privatization Law sets forth the obligation to invest a minimum amount in actions to ensure the navigability of the Madeira and Tocantins Rivers, to be provided for in the concession agreements. The amount investment method and the navigability projects of the Madeira and Tocantins Rivers, which shall receive the financial contributions, shall be established by a management committee, chaired by a representative appointed by the Minister of State for Mines and Energy, to be created by a regulation issued by the Federal Executive Branch.

40.       Thus, it is not possible to define, ex-ante, whether the project to be established by the management committee shall comprise construction, licensing, operation, and maintenance of locks. By the way, it is quite plausible that the construction of these structures on the riverbeds is ordered, since they are essential to ensure river navigability. In this regard, even if it were argued that there could be conflict between the Laws, Law No. 14,182 would prevail, as it is more recent and deals with the specific situation of the Madeira and Tocantins Rivers. Based on the foregoing, the contribution should be refused.

41.       The second contribution regarding this topic proposed the inclusion of a Subsection providing for the delimitation of the infrastructure, as well as the rights and obligations of each electric utility related to dam safety, through an operating agreement and specific regulations.

42       On the matter, the Superintendent’s Office for Generation Concessions and Authorizations – SCG and the Superintendent’s Office for Inspection of the Generation Services – SFG are analyzing a similar topic, with a general scope, in the case of existing locks in dams of hydro power plants. SFG proposed to SCG the inclusion, through an addendum to the concession agreements of existing plants with implemented navigation structures, the following wording:

Subsection [XX]. If there is a lock for river navigation on the same dam as the hydro power plant, the Electric Utility remains responsible for the dam safety, pursuant to Law No. 12,334 of September 20, 2010.

Subsection [XX]. If the lock is operated by a third party, the Electric Utility shall execute an operating agreement with the entity maintaining the structure, in which the parties’ responsibilities and attributions shall be defined, aiming at the dam safety.

I – the operating agreement shall be signed between the Electric Utility and the National Department of Transport Infrastructure – DNIT or relevant state agency;

II – the agreement shall contain, at a minimum:

a) definition regarding the sharing of information on the structure safety;

b) notification for emergency cases;

c) provision on the taking out of insurance; and

d) system to implement the instruments under the National Dam Safety Policy (PNSB).

Subsection [XX]. The Electric Utility is subject to inspection and any penalties provided for in Law No. 12,334/2010 regarding shared structures related to river navigation, considering the dam main use for generating electricity, pursuant to art. 5, II, of Law No. 12,334/2010.

43.       The draft met the points listed in Opinion No. 102/2021/PFANEEL/PGF/AGU and also, in Opinion No. 00284/2021/PFANEEL/PGF/AGU, which is the subject matter of this proceeding. The Office of Prosecution only recommended that DNIT or the relevant state agency participation in the operating agreement to be executed should be made clearer. In this regard, the Superintendents’ Offices proposed to make it clear in the Concession Agreement Clause that, if DNIT or the relevant state agency subcontract the operation, their participation shall be as a intervening consenting party.

II.6       Intervention in the Concession

44.       As a general rule, concession agreements have a specific Clause on Intervention in the Concession. The contractual provisions proposed in the Public Consultation refer to Law No. 12,767/2012, which provides for the extinction of concessions of public electric utilities, the temporary provision of the service, and the intervention to adapt the public service.

45.       In this regard, a contribution was presented proposing the exclusion of the whole clause. It argues that “strictly speaking, in the case of exploitation under under an independent production regime, there would be no intervention, which is something typical of public services. Although an interpretation to maintain such possibility, it would not be appropriate to do so based on Law 12,767/2012.”

46.       On the matter, Decree No. 2,003 regulates Law No. 9,074 and sets forth, in art. 6, which addresses, as appropriate, the bidding process to grant a concession to an independent producers and self-producer, the provisions of Law No. 8,987, which set forth the concession and permission regime for public services provided for in art. 175 of the Federal Constitution. Under this legal regime, there is the intervention principle, as a measure the Granting Authority may use to ensure the adequacy of the service provided.

47.       A closer look into the regulation reveals the primacy of the public interest over the private one. At first, the National Electric System Operator – ONS defines the amount to be generated by the plants, aiming to optimize the energy resources of the National Interconnected System (SIN). Afterwards, ANEEL shall inspect the works related to the use of potential hydro power plants by an independent producer (art. 17 of Decree No. 2,003) and impose penalties (warnings and fines) in case the legal and regulatory rules are not complied with (art. 18 of the Decree No. 2,003).

48.       The agent is also not allowed to freely dispose of the assets, as the assets and facilities of the independent power producer (IPP) may only be removed or disposed of upon ANEEL’s prior and written authorization (art. 19 of Decree No. 2,003). In this sense, the IPP may not provide an asset as collateral if the burden compromises the continuity of the operation of power plant. Still regarding assets and facilities, at the end of the concession term, they become part of the Federal Government assets, being the independent producer’s entitled to indemnification for investments not yet amortized (art. 20 of Decree No. 2,003).[3] Note that the assets used in the generation activity by IPPs are treated identically to assignable assets of public service concessions.

49.       It is also foreseen the possibility of taking over the independent producer’s assets and facilities and the lapse of the concession act, very similarly to the connected principles of Law No. 8,987, regarding concessions of public services. Furthermore, pursuant to the provisions of art. 10 of Law 9,074, the areas necessary for the IPP to implement the power plant and transmission lines of restricted interest may be expropriated if ANEEL declares them as of public use, which also applies to utility companies.

50.       Nonconstitutional aspects of this regime are supported by the Constitution. Art. 21, XII, “b” of the Brazilian Federal Constitution provides for the Federal Government’s responsibility for electricity services, showing that, regardless of the exploitation regime, these economic activities are incumbent upon the government.

3 Art. 20, ¶ 1 provides that “provided they [previous investments] are approved and carried out, and are not provided for in the original project.”

51.       In view of the foregoing, considering the public nature of the electricity services, regardless of the exploitation regime, the Granting Authority and ANEEL shall count on all the necessary instruments to ensure that the service is provided in an adequate manner, in the interests of the society. Therefore, the clause stating the possibility to intervene in the concession should be maintained.

II.7       CNPE Resolution No. 15 of 2021

52.       At the time this Public Consultation was initiated, the draft Concession Agreement already mentioned the act by CNPE, which was taken during the contribution period. Thus, the provisions of CNPE Resolution No. 15 of 2021, were considered in the draft that is now approved, especially, the amounts related to the concession bonus, the amounts to the Energy Development Account (CDE) and the descotização period, which shall occur at 20% per year from 2023 on. Regarding the descotização, the Annual Generation Revenue (RAG) shall be reduced at the same proportion of the process of descotização.

53.       It is noteworthy that, the issuance of the act that may succeed Resolution CNPE No. 15 of 2021 shall be reflected in the draft agreement proposed, so that the obligations defined within the scope of that Board’s powers are correctly correlated with the obligations established in the contract, which, in turn, shall govern the concession.

II.8       Administrative Appeal filed against the Public Consultation

54.       Finally, it is worth commenting on the Letter sent by STIU-DF[4] filing an Administrative Appeal against the decision to initiate the Public Consultation. In short, they argue that: i) there are pending decisions such as definitions related to the quota system termination process, the Value Added to the Concession (VAC), the Guaranteed Power Outputs, and the extension of the concession for the Itumbiara HPP; ii) there is no Regulatory Impact Analysis (AIR); iii) failure to comply with the 45-day legal term for Public Consultation.

55.       First, ANEEL does not have jurisdiction to rule on the matters brought by the Administrative Appeal. The jurisdiction to set the speed of the quota system termination process and the Value Added to the Concession (VAC) was attributed, by Law, to CNPE, while the jurisdiction to rule on the guaranteed power outputs and the extension of the Itumbiara HPP is MME. In this regard, this discussion as to the opening of the Public Consultation was not necessary and would not change any decision, given that ANEEL would not have the legal capacity to analyze the contributions. CP No. 48 of 2021 is simply not the appropriate forum to debate the issues mentioned in the Administrative Appeal.

56.       Regarding the AIR, the Public Consultation goal is only to discuss how to include the issues determined by hierarchically superior rule in the concession agreements, in this case Law No. 14,182 of 2021, leaving ANEEL without any room for regulatory choices. The waiver of the AIR in this situation is provided for in art. 4 of Decree No. 10,411 of 2020. For this reason, in the vote I casted at the opening of the Public Consultation, I proposed the waiver of the AIR, to which ANEEL’s Executive Board seconded.

57.       Finally, although the General Law of Regulatory Agencies provides for a 45-day term for Public Consultations, it also provides for the possibility of reducing the term in cases of urgency and relevance, duly motivated. Official Letter No. 317/2021/SE-MME motivates the need to quickly discuss the matter, as detailed in the Public Consultation Opening Vote. Furthermore, it should be noted that there was no prejudice to the possibility of contribution, which is noted by the large number of contributions received.

4 According to information provided: 48513.022914/2021-00

58.       From the foregoing, I understand that the drafts of the New Concession Agreements regarding the plants listed in Table 2 shall be sent to MME in order to proceed as provided for in Law No. 14,182 of 2021.

Table 2 – Hydroelectric Potentials covered by art. 2 of Law No. 14,182 of 2021

Plant	Single Generation Development Code (CEG)	Act/Contract	Exploitation Regime	Power Output (MW)	State	Subsidiary
Boa Esperança	UHE.PH.PI.0002674.01	CC nº 06/2004 (1º TA)	SP (Quotas)	237.300	PI/MA	Chesf
Apolônio Sales	UHE.PH.BA.0020125.01	CC nº 06/2004 (1º TA)	SP (Quotas)	400.000	AL	Chesf
Paulo Afonso I	UHE.PH.BA.0270482.01	CC nº 06/2004 (1º TA)	SP (Quotas)	180.001	BA	Chesf
Paulo Afonso II	UHE.PH.BA.0270490.01	CC nº 06/2004 (1º TA)	SP (Quotas)	443.000	BA	Chesf
Paulo Afonso III	UHE.PH.BA.0270504.01	CC nº 06/2004 (1º TA)	SP (Quotas)	794.200	BA	Chesf
Paulo Afonso IV	UHE.PH.AL.0015105.01	CC nº 06/2004 (1º TA)	SP (Quotas)	2,462.400	BA	Chesf
Luiz Gonzaga (Itaparica)	UHE.PH.PE.0011746.01	CC nº 06/2004 (1º TA)	SP (Quotas)	1,479.600	BA/PE	Chesf
Xingó	UHE.PH.SE.0270539.01	CC nº 06/2004 (1º TA)	SP (Quotas)	3,162.000	SE/AL	Chesf
Funil	UHE.PH.BA.0270466.01	CC nº 06/2004 (1º TA)	SP (Quotas)	30.000	BA	Chesf
Pedra	UHE.PH.BA.0270520.01	CC nº 06/2004 (1º TA)	SP (Quotas)	20.007	BA	Chesf
Sobradinho	UHE.PH.BA.0027553.01	CC nº 06/2004 (3º TA)	SP (Quotas)	1,050.300	BA	Chesf
Coaracy Nunes	UHE.PH.AP.0007838.01	CC nº 02/2012 (1º TA)	SP (Quotas)	78.000	AP	Eletronorte
Tucuruí	UHE.PH.PA.0028894.01	CC nº 007/2004	SP	8,535.00	PA	Eletronorte
Curuá-Una	UHE.PH.PA.027130-6.01	CC nº 007/2004 (2º TA)	SP	42.800	PA	Eletronorte
Corumbá I	UHE.PH.GO.0008664.01	CC nº 04/2004 (1º TA)	SP (Quotas)	375.00	GO	Furnas
Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP.0009172.01	CC nº 04/2004 (1º TA)	SP (Quotas)	1,104.00	SP/MG	Furnas
Funil – RJ	UHE.PH.RJ.0271187.01	CC nº 04/2004 (1º TA)	SP (Quotas)	222.00	RJ	Furnas
Furnas	UHE.PH.MG.0010073.01	CC nº 04/2004 (1º TA)	SP (Quotas)	1,312.00	MG	Furnas
Maribondo	UHE.PH.MG.0014176.01	CC nº 04/2004 (1º TA)	SP (Quotas)	1,488.00	MG/SP	Furnas
Porto Colômbia	UHE.PH.MG.0021172.01	CC nº 04/2004 (1º TA)	SP (Quotas)	328.00	MG/SP	Furnas
Itumbiara	UHE.PH.MG.0011940.01	CC nº 04/2004	SP (Quotas)	2,082.00	MG/GO	Furnas
Mal. Mascarenhas de Moraes (Peixoto)	UHE.PH.MG.002038-9.01	CC nº 04/2004	SP	476.00	MG	Furnas

III.       LAW

59. This decision is supported by the following legal and regulatory provisions: Law No. 8,987 of 1995; Law No. 9,074 of 1995; Law No. 11,943 of 2009; Law No. 13,182 of 2015; Law No. 13,848 of 2019; Law No. 14,182 of 2021; Decree No. 2003 of 1996; Decree No. 9,271 of 2018; Decree No. 10,411 of 2020; Normative Resolution No. 273 of 2007; CNPE Resolution No. 15 of 2021.

IV.       RULING

60.       In view of the foregoing and of Proceeding No. 48500.001427/2021-53, I hereby vote for:

I) APPROVING and FORWARDING them to the Ministry of Mines and Energy – MME, the Draft Concession Agreements that shall regulate the exploitation of the hydroelectric potentials under Law No. 14,182 of 2021, which provides for the privatization of Eletrobras.

II) HEARING and, on the merits, NOT GRANTING the Administrative Appeal filed by the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF against Public Consultation No. 48 of 2021.

Brasília, October 5, 2021

(Digitally signed)

SANDOVAL DE ARAÚJO FEITOSA NETO

Director

DOCUMENT DIGITALLY SIGNED BY:

Please verify the authenticity of this document at http://sicnet2.aneel.gov.br/sicnetweb/v.aspx, providing verification code 47ABFE0100615672.

SANDOVAL DE ARAUJO FEITOSA NETO

Number: 48575.005094/2021-00

BRAZILIAN ELECTRICITY REGULATORY AGENCY – ANEEL

ORDER NO. 3,137 OF OCTOBER 5, 2021

THE GENERAL DIRECTOR OF THE BRAZILIAN ELECTRICITY REGULATORY AGENCY – ANEEL, by using the regulatory powers vested in him according to the resolution of the Executive Board that can be found in Proceeding No. 48500.001427/2021-53, decides to: I) APPROVE and FORWARD them to the Ministry of Mines and Energy – MME, the Draft Concession Agreements that shall regulate the exploitation of the hydroelectric potentials under Law No. 14,182 of 2021, which provides for the privatization of Eletrobras; II) HEAR and, on the merits, NOT TO GRANT the Administrative Appeal filed by the Union of the Workers of Urban Industries, Environmental Activities, and Entities that Inspect and Regulate Electricity, Sanitation, Gas, and Environmental Services in the Federal District – STIU-DF against Public Consultation No. 48 of 2021.

ANDRÉ PEPITONE DA NÓBREGA

DOCUMENT DIGITALLY SIGNED BY:

ANDRE PEPITONE DA NOBREGA

Please verify the authenticity of this document at http://sicnet2.aneel.gov.br/sicnetweb7v.aspx, providing verification code AC18F32B00616032.

CONCESSION AGREEMENT No. .........../........- ANEEL – <COMPANY>

CONCESSION AGREEMENT FOR THE USE OF PUBLIC PROPERTY FOR ELECTRICITY GENERATION, BY AND BETWEEN THE FEDERAL GOVERNMENT AND <COMPANY>.

The FEDERAL GOVERNMENT, hereinafter referred to as Granting Authority, by the power granted by art. 21, item XII, sub-item “b”, of the Federal Constitution, through the Brazilian Electricity Regulatory Agency – ANEEL, hereinafter referred to as ANEEL, autarchy under the special regime, headquartered at SGAN, Quadra 603, Módulos I e J, Brasília, Federal District, enrolled in the National Register of Legal Entities (CNPJ) under No. 02.270.669/0001-29, herein represented by its General Director, ANDRÉ PEPITONE DA NÓBREGA, appointed by Presidential Decree of August 13, 2018, published in the Federal Government’s Official Gazette on August 14, 2018, bearer of ID No. 0990374-7 SSP/AM and enrolled in CPF under No. 647.676.801-82, based on the competence delegated by means of Decree No. 10,272 of March 12, 2020, and <COMPANY>, enrolled in CNPJ under No. <CNPJ>, headquartered at <address>, <municipality>, <state>, an Independent Electrical Energy Generation Company, herein represented by its duly authorized representatives <Director’s name>, enrolled in CPF under No. <CPF No.>, and Director <Director’s name>, enrolled in CPF under No. <CPF No.>, hereinafter referred to as Electric Utility, with the intervention of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, enrolled in CNPJ under No. <CNPJ>, headquartered at <address>, <municipality>, <state>, herein represented by its duly authorized representatives <Director’s name>, enrolled in CPF under No. <CPF No.> as the Controlling Shareholder of the Electric Utilities, by this Agreement and the law, agree with this CONCESSION AGREEMENT FOR THE USE OF PUBLIC PROPERTY FOR ELECTRICITY GENERATION, hereinafter Agreement, which shall be governed by current and supervening laws, rules and regulations issued by the Granting Authority and ANEEL, as well as the conditions set forth as follows:

SECTION 1 – SUBJECT MATTER

Regulate hydraulic power potentials exploitation through the Hydro Power Plants, listed in Annex 1, hereinafter referred to in this Agreement as Hydro Power Plants, as well as their respective Restricted Interest Transmission Facilities to Hydro Power Plants, listed in Annex 2, whose concessions were granted through the privatization of CENTRAIS ELÉTRICAS BRASILEIRAS – Eletrobras, pursuant to Law No. 14,182 of July 12, 2021.

Subsection One – The concession of electricity generation to the Energy Utility is an individual concession for each of the Hydro Power Plants listed in Annex 1 of this Agreement, for all contractual and legal purposes, including any representation of lapse, intervention, take over, transfer, or extinction of concessions.

Subsection Two – The Restricted Interest Transmission Facilities to Hydro Power Plants are an integral part of the electricity generation concession referred to in this Agreement.

SECTION TWO – CONCESSION EFFECTIVENESS

The concession referred to in this Agreement is granted for a period of thirty (30) years, counted from the date of its execution.

SECTION THREE – PERFORMANCE

In exploiting Hydro Power Plants, the Electric Utility is free to conduct its business, including the necessary measures for making investments, hiring personnel, buying material and technology, subject to the provisions of this Agreement, specific legislation, regulations, and the instructions and determinations of the Granting Authority and ANEEL.

Subsection One – Pursuant to art. 4, item III, of Law No. 14,182 of July 12, 2021, the exploitation regime of the Plants in Annex 1 is the Independent Electric Energy Production with energy availability for the new Electric Utility as per the following items.

<ONLY FOR THE PLANTS REFERRED TO IN ITEMS I, II, AND III OF ART. 2 OF LAW No. 14,182 of 2021>

I – the termination of the electricity contracted pursuant to the provisions of art. 1 of Law No. 12,783 of January 11, 2013, to comply with the provisions of item III of the main section of art. 4 of Law No. 14,182 of July 12, 2021, shall happen under the terms of Resolution No. 15 of August 31, 2021, of the National Council for Energy Policy – CNPE, with the provisions of the <Amendment No.> Amendment to the Concession Agreement< CONCESSION AGREEMENT No.> for the respective portion of the plant.

II – The Electric Utility shall sell or use the energy produced by the Hydro Power Plants, up to the limit of the respective Hydro Power Plants Guaranteed Power Output, under the conditions established in this Agreement, at prices freely negotiated between the Electric Utility and the buyers, pursuant to art. 12 of Law No. 9,074 of 1995, and Law No. 10,848 of 2004, in their regulations and specific legal rules.

III – During the termination period referred to in item I, payments and reimbursements associated with: Annual Generation Revenue – RAG; hydrological risk; financial outcomes of the Energy Relocation Mechanism – MRE; inspection fee for electricity services; research and development of the Brazilian energy sector and energy efficiency; financial compensation for the use of water resources for electricity generation purposes, by quota distributors, shall be affected in the same proportion as the quota system termination process established by CNPE, through Resolution No. 15 of 2021.

Subsection Two – Hydro Power Plants shall be operated in accordance with safety criteria and according to specific technical standards, in accordance with current legislation, subject to the reservoir operation conditions defined by the National Water Agency – ANA alongside the National Electric System Operator – ONS, and instructions they order, according to the operation modality, and observing the Grid Procedures approved by ANEEL.

Subsection Three – Hydro Power Plants shall be operated in the integrated type, subject to ONS orders instructions under the conditions provided for in the current regulations, and following the rules for access to the National Interconnected System – SIN approved by ANEEL.

Subsection Four – Hydro Power Plants shall participate in the MRE, with the Electricity Trading Chamber – CCEE, under the conditions provided for in the current regulation.

Subsection Five – Adherence to this Agreement implies assuming hydrological risk management, renegotiation being prohibited under Law No. 13,203 of December 8, 2015.

Subsection Six – Hydro Power Plants guaranteed power outputs were defined by Ordinance No. 544/GM/MME of the Ministry of Mines and Energy – MME of August 30, 2021.

I.       Hydro Power Plants guaranteed power output values were set considering the defining elements of the hydraulic potential that characterize the undertakings, as shown in Annex 1; and

II.       Hydro Power Plants guaranteed power output shall be revised and amended in accordance with current legislation.

Subsection Seven – Hydro Power Plants expansions and modifications shall comply with the specific legal procedures and the regulations of the Granting Authority and ANEEL and shall be incorporated into the respective concession, provided they are authorized by ANEEL after assessment, being governed by the provisions of this Agreement and the relevant legal rules.

I.       In order to carry out any expansion or modification of the Hydro Power Plants, the studies shall follow the applicable technical standards and be submitted to ANEEL for assessment and subsequent authorization, prior to construction.

II.       After approval, if there is an amendment to any provision in this Agreement, the Electric Utility shall sign an Amendment, aiming to consolidate the expansions and modifications that may have occurred.

If the Hydro Power Plants expansions imply changes in the conditions established in the respective concession for the right to use water resources, the Electric Utility shall, prior to the expansion, obtain the corresponding amendments to the concession for the right to use water resources from the agency responsible, as well as obtain the relevant licenses from the licensing environmental agency.

<ONLY FOR THE SOBRADINHO HPP, SUBJECT TO ITEM II DO ART. 2 OF LAW NO. 14,182 of 2021>

Subsection Eight – the obligations set forth in art. 22 of Law No. 11,943 of May 28, 2009, subject to the conditions and validity of the current Power Purchase Agreements referred therein, as regulated by the Third Amendment to the Concession Agreement No. 006/2004-ANEEL – CHESF, noticing that the energy from the obligations established in art. 22 of Law No. 11,943 of 2009, may not be subject to resale, sale, or assignment in the Free Market Environment (ACL), and its use shall be restricted to consumers who are part of the Power Sales Agreements referred to in the aforementioned articles.

<ONLY FOR THE ITUMBIARA HPP, SUBJECT TO ITEM III OF ART. 2 OF LAW No. 14,182 of 2021>

Subsection Eight – the obligations set forth in art. 10 of Law No. 13,182 of November 3, 2015, are preserved subject to the conditions and validity of the current Power Purchase Agreements referred therein, as regulated by the <Amendment No.> Amendment to the Concession Agreement No. 004/2004-ANEEL – FURNAS, noticing that the energy from the obligations established in art. 10 of Law No. 13,182 of 2015, may not be subject to resale, sale, or assignment in the Free Market Environment (ACL), and its use shall be restricted to consumers who are part of the Power Sales Agreements referred to in the aforementioned articles.

SECTION FOUR – ELECTRIC UTILITY OBLIGATIONS AND CHARGES

To enable hydraulic potential exploitation referred to in Section One, the Electric Utility takes on all responsibilities and charges related to the operation and maintenance of the Hydro Power Plants, complying with the applicable technical standards and legal requirements.

Subsection One – Without prejudice to the provisions in the other Sections of this Agreement, the Electric Utility’s general charges in exploiting the Hydro Power Plants are the following:

I.       Meet all the requirements of this Agreement, the Privatization Process that gave rise to the concession regulated by it, the current and supervening legislation that regulates the hydraulic potentials exploitation, answering before the Granting Authority and ANEEL, users, and third parties, for any losses arising from the Hydro Power Plants exploitation;

II.       Immediately report the discovery of materials or objects foreign to the Hydro Power Plants exploitation, which are of geological or archaeological interest, as they belong to the Federal Government;

III.       Maintain technical and administrative personnel, whether own or from third parties, legally qualified and trained, in a quantity compatible with the activity/service performance, in order to ensure the undertaking’s operation continuity, regularity, efficiency, and safety;

IV.       Keep the registration and inventory of assets linked to the concession up to date and ensure their integrity, ensuring they are always insured correctly, and the Electric Utility shall not dispose or assign them, in any capacity, without ANEEL’s prior and written authorization;

V.       Respect and comply with environmental and water resources legislation, adopting all the necessary measures along the environmental and water resources agencies to obtain the necessary licenses and permits, at its own risk, complying with all their requirements, meeting the legal terms for the project analysis by the environmental and water resources management agencies, and committing to the quality of information that may be requested by the competent environmental and water resources management agencies, which shall be provided by the Electric Utility on time, being liable for the consequences that may arise from any non-compliance;

VI.       Keep, during the entire execution of the Agreement, consistently with the obligations undertaken, all eligibility and qualification conditions required by the bidding process that gave rise to the concession governed by this Agreement;

VII.       Send ANEEL reports on technical information, the physical situation of facilities and maintenance, whenever requested or when so provided for in specific regulation; and

VIII.       Make available, on official websites of the world wide web (internet), for consultation by any interested party, data, and information regarding environmental programs arising from environmental licenses requirements in all of their stages.

Subsection Two – The Electric Utility shall adhere to CCEE and become a member of ONS, under the conditions provided for in CCEE’s Electricity Trading Convention and in the ONS’ Statute, submitting to these institutions’ rules and procedures, including, but not limited to, the following obligations:

I.       Respect the maximum and minimum limits of restriction flows, downstream the Hydro Power Plants, following ONS operating rules;

II.       Maintain a data acquisition and measurement system for the purposes of electricity trading and the system’s operational supervision, as well as adjusting the necessary means to make this information available;

III.       Subsidize or participate in the electricity sector planning, in accordance with art. 174 of the Federal Constitution, as established by regulation; and

IV.       Enter into agreements for the transmission and/or distribution systems use and connection, paying the respective charges, in accordance with specific legislation.

Subsection Three – The Electric Utility shall adopt the following procedures with regard to the assignment of the right to use marginal areas and islands of the reservoir to be formed by the Hydro Power Plants:

I.       Permanently inspect and maintain an annual updated diagnosis of the marginal areas of the reservoir and islands situation with the identification and registration of occupations, available to ANEEL and any interested party, being mandatory its disclosure on official websites of the World Wide Web (Internet);

II.       Prepare, alongside the communities involved and other management bodies, a Master Plan for the reservoir, aiming at regulating, preserving, and implementing a plan for multiple uses, in particular those of public and social interest, such as Watershed Plans, Regional Development Plans, Master Plans, and/or Plans for the use and occupation of municipal land;

III.       Enter into, at its own expense and risk, Assignment Agreements of the right to use marginal areas to the reservoir, the term of which shall respect the term of the concession referred to in Section Two of this Agreement;

IV.       Ensure, in the case of a concession for water catchment and effluent discharge, that the sanitation utility responsible for these services has free access and use of the necessary area marginal to the reservoir, without prejudice to the responsibilities described in sub-items (i), (ii), and (iii) of item V and item VII of this Subsection;

V.       Clearly establish, in the concession agreements for right to use areas on the margins of the reservoirs, the Hydro Power Plants safety and operating conditions, and the restrictions and responsibilities to be observed by users, especially:

i)       The obligation to comply with relevant legislation relating to environmental protection, use of water resources, mining rights, and the Forest Code;

ii)       Restrictions on the installation of permanent or temporary buildings, land use, untreated effluents discharge, sanitary landfills, or refuse of any kind;

iii)       Term conditions, as well as the extension criteria, not being allowed to exceed the term of the concession for the use of the public property to generate electricity.

VI.       Establish that Electric Utility is responsible for the areas within its concession, in its strict competence, not holding users harmless from their responsibilities;

VII.       Determine that the activities arising from remunerated assignment contracts are mandatorily accounted for separately and even if:

(i)       The possible positive net value calculated, resulting from the remunerated assignments, is mandatorily reinvested by Electric Utility for the benefit of the watershed water resources and environmental conservation where the Hydro Power Plants are, or according to specific procedures to be defined by ANEEL;

ii)       The activities agreements, statements, and records are maintained by the Electric Utility, making them available to ANEEL Inspection Office;

iii)       These activities are controlled in a linked bank account, opened for this purpose, recorded accounting at a supplementary level, until the resources final application.

VIII.       ANEEL shall previously authorize that the Electric Utility itself uses the Hydro Power Plants reservoir marginal areas and islands for purposes other than the one of the concession granted and the regulation established in this Agreement.

Subsection Four – Comprise specific charges imposed on the Electric Utility regarding the Hydro Power Plants operation and maintenance:

I.       Obtain from the water resources management responsible agency, the concession of the right to use water resources, in accordance with Joint Resolution ANA-ANEEL No. 1,305 of November 20, 2015;

II.       Install, operate, and maintain, where determined, the hydrometric stations’ facilities for the monitoring of rainfall, limnimetric, river flows, metric sediment, and water quality, associated with the Hydro Power Plants reservoirs, pursuant to Joint Resolution ANEEL-ANA No. 3 of August 10, 2010, or in the regulation that may replace it;

III.       Permanently maintain in perfect operating condition the Hydro Power Plants equipment and facilities, through an adequate operation, maintenance, and conservation structure, including stock of spare material;

IV.       Allow free access to Restricted Interest Transmission Facilities at Hydro Power Plants in accordance with current legislation;

V.       Keep updated the technical documentation related to equipment and facilities associated with Hydro Power Plants and Transmission Facilities of Interest Restricted to Hydro Power Plants;

VI.       Keep available in the plant facilities, the “as built” or “executive” design, aiming to record what was actually carried out in the works, from which ANEEL, at its discretion, may request a copy.

Subsection Five – The Electric Utility shall fully implement the expansions, modernizations, or improvement of any nature, provided for or already being carried out on the date of execution of this Agreement.

Subsection Six – The Electric Utility shall comply with the obligations arising from the PNSB, under Law No. 12,344 of September 20, 2010, especially, but not limited to, preparing the Dam Safety Plan and the Emergency Response Plan and carrying out Safety Inspections under the legal and regulatory deadlines, containing, at a minimum, the information and activities set out in Arts. 8 and 9 of said Law and in ANEEL Normative Resolution No. 696 of December 15, 2015, or in the regulation that may replace it.

Subsection Seven – The Electric Utility is requited to annually apply the amount of, at least, one percent (1%) of its net operating revenue in research and development of the Brazilian energy sector and energy efficiency as provided by Law No. 9,991 of July 24, 2000 and the specific regulations.

Subsection Eight – The Electric Utility shall collect the amounts corresponding to financial compensation for the use of water resources for electricity generation purposes under Law No. 7,990 of December 28, 1989, and other specific rules about this topic.

Subsection Nine – The Electric Utility shall collect the inspection fee for electricity services, based on the relevant regulations.

Subsection Ten – The Electric Utility shall sign the required use and connection agreements, in accordance with the specific regulations, and it shall pay the charges related to the electric power transmission and distribution system use and connection.

<FOR ELECTRICITY GENERATION ELECTRIC UTILITIES LOCATED AT THE SÃO FRANCISCO RIVER BASIN>

Subsection Eleven – Pursuant to art. 6 of Law No. 14,182 of July 12, 2021, to comply with the measure referred to in sub-item “a” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, the Electric Utility shall contribute with three hundred and fifty million Reais (BRL350,000,000.00) annually, for a period of ten (10) years, adjusted by the Extended National Consumer Price Index (IPCA), released by the Brazilian Institute of Geography and Statistics – IBGE, or by another index that replaces it, as of the month this Agreement is executed.

I. How to invest the value referred to in the main section of this Subsection and the projects that shall make up the program for the water resources revitalization in the São Francisco River and Parnaíba River basins that shall receive the contribution of resources to comply with the measure referred to in sub-item “a” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, shall be established by a managing committee, chaired by a representative appointed by the Minister of State for Regional Development, to be established in regulation of the Federal Government, focusing on actions that generate recharge of tributary flows and expand the operational flexibility of reservoirs, without prejudice to the priority use and multiple uses of water resources.

II.       The Electric Utility shall annually contribute the full amount referred to in the main section to a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

III.       The account referred to in item II of this Subsection does not comprise the Electric Utility assets for any purpose.

IV.       Pursuant to Law No. 9,427 of December 26, 1996, ANEEL shall regulate and supervise the obligations to pay the amount referred to in the main section of this Subsection and the effective implementation of the projects established by the management committee.

V.       At the end of fifteen (15) years, counted from the month of execution of this Agreement, the funds of the account referred to in item II of this Subsection not compromised to projects the management committee contracted or approved shall be reverted in favor of the Energy Development Account (CDE), under art. 13 of Law No. 10,438 of April 26, 2002, without prejudice to the administrative penalties imposed by ANEEL.

VI.       In addition to the contribution specified in the main section, the electricity generation Electric Utilities located in the basins of the São Francisco River, whose concession agreements are governed by Law No. 14,182 of July 12, 2021, shall make electricity available in an annual amount of eighty-five average megawatts (85 avgMW), for a period of twenty (20) years, as of January 1, 2023, for the price of eighty Reais per megawatt-hour (BRL80.00/MWh), on the base date of January 1, 2022, to be adjusted by the IPCA, or by another index that replaces it, through a specific agreement executed with the Federal Operator of the São Francisco River Integration Project to the Hydrographic Basins of the Northern Northeast (PISF).

VII.       The annual amount provided for in item VI of this Subsection may be modulated over the months of each year, in order to optimize the use of water operation by the state operators of the receiving basins supplied by the PISF.

VIII.       The PISF Facilities Federal Operator may set the energy delivery profile referred to in item VI, in accordance with ¶ 7, art. 6 of Law No. 14,182 of 2021.

<FOR THE ELECTRIC UTILITY SIGNATORY TO THE CONCESSION AGREEMENT No. 007/2004-ANEEL- ELETRONORTE, PURSUANT TO ART. 1 OF LAW 14,182 of 2021>

Subsection Eleven – Pursuant to art. 7 of Law No. 14,182 of July 12, 2021, to comply with the measure referred to in sub-item “b” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, the Electric Utility shall contribute two hundred and ninety-five million Reais (BRL295,000,000.00) per year, for a period of ten (10) years, adjusted by the IPCA, published by IBGE, or by another index that may replace it, as of the month this Agreement is executed, to apply in the structural energetic generation cost reduction program in the Legal Amazon and at least twenty percent (20%) in actions to ensure the navigability of the Madeira River and ten percent (10%) in actions to guarantee the navigability of the Tocantins River.

I.       How to invest the amount referred to in the main section of this Subsection and the projects that will comprise the structural energetic generation cost reduction program in the Legal Amazon and the navigability of the Madeira and the Tocantins Rivers that shall receive the contribution of resources to comply with sub-item “b” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, shall be established by a management committee, chaired by a representative appointed by the Minister of State for Mines and Energy, to be instituted in the Federal Government regulation, considering, the energetic generation in the Legal Amazon, the renewable energy or renewable fuel projects development, and the interconnections of isolated and remote locations.

II.       The Electric Utility shall annually contribute the full amount referred to in the main section to a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

III.       The account referred to in item II of this Subsection does not comprise the Electric Utility assets for any purpose.

IV.       Pursuant to Law No. 9,427 of December 26, 1996, ANEEL shall regulate and supervise the obligations to pay the amount referred to in the main section of this Subsection and the effective implementation of the projects established by the management committee.

V.       At the end of fifteen (15) years, counted from the month of execution of this Agreement, the funds of the account referred to in item II of this Subsection not compromised to projects the management committee contracted or approved shall be reverted in favor of the Energy Development Account (CDE), under art. 13 of Law No. 10,438 of April 26, 2002, without prejudice to the administrative penalties imposed by ANEEL.

<ELECTRIC UTILITIES LOCATED IN THE FURNAS HYDRO POWER PLANT RESERVOIR INFLUENCE AREA>

Subsection Eleven – Pursuant to art. 8 of Law No. 14,182 of July 12, 2021, to comply with the measure referred to in sub-item “c” of item V of the main section of art. 3 of Law No. 14,182 of July 12, 2021, the Electric Utility shall contribute with two hundred and thirty million Reais (BRL230,000,000.00) annually, for a period of ten (10) years, adjusted by the IPCA, released by IBGE, or by another index that replaces it, as of the month this Agreement is executed.

I.       How to invest the value referred to in the main section of this Subsection and the projects that will make up the program for the revitalization of water resources in watersheds in the Furnas Hydro Power Plants reservoir influence area, whose agreements are under Law No. 14,182 of July 12, 2021, that shall receive the contribution of resources to comply with the measure referred to in sub-item “c” of item V of art. 3 of Law No. 14,182 of July 12, 2021, shall be established by a management committee, chaired by a representative appointed by the Minister of State for Regional Development, to be established in a Federal Government regulation, focusing on actions that generate recharge of tributary flows and expand the reservoirs operational flexibility, without prejudice to the priority use and multiple uses of water resources.

II.       The Electric Utility shall annually contribute the full amount referred to in the main section to a specific account in a financial institution authorized to operate by the Central Bank of Brazil.

III.       The account referred to in item II of this Subsection does not comprise the Electric Utility assets for any purpose.

IV.       Pursuant to Law No. 9,427 of December 26, 1996, ANEEL shall regulate and supervise the obligations to pay the amount referred to in the main section of this Subsection and the effective implementation of the projects established by the management committee.

V.       At the end of fifteen (15) years, counted from the month of execution of this Agreement, the funds of the account referred to in item II of this Subsection not compromised to projects the management committee contracted or approved shall be reverted in favor of the CDE, under art. 13 of Law No. 10,438 of April 26, 2002, without prejudice to the administrative penalties imposed by ANEEL.

VI.       The revitalization program referred to in item I of this Subsection shall contemplate the performance of derocking works of the navigation channel downstream of the Nova Avanhandava HPP, which shall be carried out by the first half of 2024.

Subsection Twelve – The Electric Utility shall pay an annual fee to the Energy Development Account (CDE), referred to in Law No. 10,438 of April 26, 2002, pursuant to the conditions regulated by art. 3 of Resolution No. 15, of 2021 of CNPE.

I.       The payment referred to in the main section shall be made as follows: an initial contribution in up to thirty days of the execution of this Agreement and annual contributions, beginning in 2023, to be made in April of each year, for the period of twenty-five years, based on the disbursement schedule set forth in Annex III of Resolution No. 15 of 2021 of CNPE.

II.       The amounts referred to in item I shall be adjusted by the IPCA, or whichever index that may replace it, as of the base date of January 1, 2022, and shall be fully credited in favor of the Electric Utilities and licensees of electric power distribution, for tariff moderation purposes in the Regulated Market Environment (ACR), distributed in a proportional way to the uncontracted amounts as a result of the change of the exploration regime for independent power production, to the terms of ¶¶ 9 and 10, of art. 2, of Resolution No. 15 of 2021 of CNPE.Subsection Thirteen – The Electric Utility undertakes to pay the concession bonus of the concession arising from the Privatization Process, in a single installment, within thirty days from the performance of this Agreement, according to CNPE Resolution No. 15 of 2021, pursuant to Law No. 14,182 of July 12, 2021, being aware that the default of this obligation constitutes the condition subsequent of this Agreement.I.       The termination of this Agreement by operation of law in the event of non-payment of the concession bonus, without prejudice to the application of penalties provided in the respective Privatization Process and under this Agreement.Subsection Fourteen – The following are specific responsibilities related to the concessions of the Hydro Power Plants by the Electric Utility:

I.       Submit the following to the prior and subsequent controls of ANEEL, as provided for in a specific regulation:

i)       Amendment to the bylaws or articles of association of the Electric Utility;

ii)       Transactions for the transfer of the concession or spin-off, consolidation or merger of the Electric Utility;

iii)       Transfer of corporate control;

iv)       Execution of contracts, agreements, or arrangements with Controlling Shareholders, whether direct or indirect, and controlled companies or affiliates, especially those dealing with supervision, management, engineering, accounting, consulting, procurement, construction, loans, disposal of shares, as well as with individuals or legal entities forming part, directly or indirectly, of a same controlled company or having officers or managers in common with the Electric Utility; and

v)       Disposal, assignment, or pledge as a guarantee of the assets linked to the concession.II.

Complying and enforcing the legal and regulatory rules of the service;III.       Provide annual accounts to the Granting Authority, as provided for in item XIII of art. 23 of Law No. 8,987 of 1995;

IV.       Comply with the rules for accounting, inventory of assets and asset control, accountability, disclosure of accounting and financial statements, as provided for in specific regulations;

V.       Keep separate accounting records of the complementary activities to the concession, or constitute another company; and VI.       Disclose its Financial Statements annually, as provided for in item XIV of Art. 23 of Law 8,987 of 1995, and to the terms of the laws and regulations in effect.

Subsection Fifteen – The Electric Utility shall perform the tax, labor, and social-security obligations and pay the charges arising from the laws and regulations and regulatory standards established by the Granting Authority and ANEEL, as well as any other obligations related or resulting from the exploitation of the Hydro Power Plants;

Subsection Sixteen – it does not apply to the Electric Utility the payment for the Use of Public Property due to the change of the legal regime for the Independent Power Production, provided for in art. 7 of Law No. 9,648 of 1998 under ¶ 2, of art. 4 of Law No. 14,182 of 2021.

Subsection Seventeen – in the event there are locks intended for river navigation sharing the same structure of the Hydro Power Plant, the Electric Utility’s responsibility for the dam’s safety is maintained, as provided by Law No. 12,334 of 2010.

Subsection Eighteen – when the lock is operated by a third party, the Electric Utility is obligated to maintain an operating agreement, during the effectiveness of the concession, with the structure maintainer, in which the responsibilities and attributions of the parties shall be defined, aiming at dam safety.I.       The operating agreement shall be signed between the Electric Utility and the National Department of Transport Infrastructure – DNIT or competent state agency;II.       When there is subcontracting for lock operation and maintenance by the institutions described in item I, the operating agreement shall be signed between the Electric Utility and the Subcontracted Third Party Company, with the intervention and consent of DNIT or the competent state agency;III.       The agreement shall contain, at least:

i)       definition regarding the sharing of information on the structure safety;

ii)       notification for emergency cases;

iii)       provision on the taking out of insurance; and

iv)       a system to implement the instruments under the National Dam Safety Policy (PNSB).

Subsection Nineteen – the Electric Utility shall be subject to the inspection and eventual penalties provided for in Law No. 12,334 of 2010, regarding the shared structures related to river navigation, in view of the preponderant use of the dam for the electricity generation, pursuant to art. 5, II, of Law No. 12,334 of 2010.

SECTION FIVE – ELECTRIC UTILITY RIGHTS AND PREROGATIVES

The concession for the exploitation of the Hydro Power Plants referred to in Annex 1 of this Agreement grants the Electric Utility the prerogatives set forth in this Section Five, among others, and may not affect the rights of third parties and users of electricity, which are expressly reserved.

Subsection One – The Electric Utility shall be free to manage its business, investments, personnel, materials, and technology, pursuant to the terms of this Agreement, the specific laws and regulations, the regulatory standards, and instructions and determinations of the Granting Authority and ANEEL.

Subsection Two – The Electric Utility may promote the release, amicably with the owners, of the land areas required for the operation of the Hydro Power Plants, including, without limitation, to the areas required for the constitution of the reservoir, the permanent preservation area, and the Restricted Interest Transmission Facilities to the Hydro Power Plants.

I.       ANEEL may promote, at the request of the Electric Utility and pursuant to the specific laws and regulations, the declaration of public use for these areas, for expropriation purposes or the institution of administrative easements over private assets, being the Electric Utility responsible for taking the necessary measures for its execution and the payment of the pertinent indemnifications; and

II.       For public properties, the declaration of public use denotes specific allocation for electricity purposes, being the Electric Utility responsible for postulating instruments that allow the intended use.

Subsection Three – The Electric Utility may implement telecommunications systems, for exclusive use in the exploration of the granted service, respecting the relevant laws and regulations about the subject, without prejudice to third parties.

Subsection Four – Subject to the specific laws and regulations, the Electric Utility may offer, as guarantees for financing agreements, the rights arising from the concession, including, among others, the electricity to be produced and the revenue resulting from the purchase and sale agreements of this power, as well as the rights and facilities used for its production.

I.       The eventual foreclosure of the financing agreement guarantee may not compromise the operationalization and continuity of the Hydro Power Plants exploration;

II.       The eventual foreclosure resulting from a guarantee signed by the pledge of the Electric Utility’s shares, which implies the transfer of corporate control, shall be preceded by the prior consent of ANEEL; and

III.       Pursuant to the provisions in art. 27 of Law No. 8,987 of 1995, as amended by Law No. 11,196 of November 21, 2005, the credit facility agreements executed by the Electric Utility may provide for a clause granting the lenders, in compliance with applicable private law rules, the right to assume control of the Electric Utility in the event of default on such credit facility agreements, subject to the following:i)       ANEEL shall consent to the assumption of control of the Electric Utility by its lenders, after the regular establishment of the corresponding administrative proceeding, upon request, in order to promote the financial restructuring of the Electric Utility and ensuring continuity of the operation of the Hydro Power Plants;ii)     ANEEL’s consent shall depend on the lenders’ proof that they meet the legal and fiscal regularity requirements set forth in the Privatization Process;iii)        Lenders may be exempted from proving that they have the technical capacity, pursuant to Art. 27-A of Law No. 8,987 of 1995;iv)       The pertinent authorization to act as a financial institution in Brazil exempts the demonstration of financial standing;v)       The assumption of control of the Electric Utility pursuant to the caption of this Subsection shall not alter the obligations of the Electric Utility and its controllers before the Granting Authority;vi)        The compliance with the provisions of Law No. 14,182 of 2021, especially the provisions of art. 3. Subsection Five – The Electric Utility may freely access the transmission and distribution systems, upon payment of the respective use and connection charges, when due, in order to transmit the electricity produced to the delivery or consumption points that result from its operations.

Subsection Six – Through prior consent of ANEEL, the concession or the corporate control of the Electric Utility may be transferred to the company that proves the technical and economic and financial qualification conditions, as well as the legal and fiscal regularity provided for in the Privatization Process that originated this Agreement and that commits to execute it pursuant to the clauses of this instrument and the legal and regulatory rules in force, observing the limits and conditions for the participation of the economic agents foreseen in specific regulations, pursuant to the provisions in art. 3 of Law No. 14,182 of 2021.

SECTION SIX – INSPECTION

The operation of the Hydro Power Plants shall be inspected by ANEEL.

Subsection One – The inspection by ANEEL shall encompass the monitoring and control of the Electric Utility’s administrative, accounting, technical, and economic and financial actions business, and ANEEL may establish procedure guidelines and cancel actions that it deems incompatible with the requirements to exploit Hydro Power Plants.

Subsection Two – The inspection by ANEEL does not diminish nor exempt the responsibilities of the Electric Utility as to the adequacy of its works and installations, the correctness and legality of its accounting records, and its financial and commercial transactions.

Subsection Three – ANEEL’s employees and its agents shall have free and unrestricted access to the documents, works, facilities, and equipment related to the Hydro Power Plants, including its accounting records, being able to request, from any sector or person of the Electric Utility, in the way it deems necessary, information, and clarifications which allow the assessment of the correct performance of this Agreement, as well as data considered necessary for the statistical control and planning of the national electric system, being the Electric Utility prohibited from restricting, under any allegation, the provisions in this Subsection.

Subsection Four – The technical supervision shall comprise:I.       The execution of the construction and installation projects;II.       Compliance with the schedule;III.       The exploitation of the Hydro Power Plants and their respective Transmission Facilities of Restricted Interest;IV.       Compliance with legal and contractual rules;V.       Compliance with contract clauses;VI.       The use and destination of energy;VII.       The operation of the reservoir; andVIII.       The quality and commercialization of the product.Subsection Five – The economic and financial inspection shall comprise the analysis and follow-up of the financial transactions, of the records in the books of the Electric Utility, of the balance sheets, of the reports and financial statements, of the annual rendering of accounts, and any other documents deemed necessary for the perfect evaluation of the concession management.Subsection Six – ANEEL may determine to the Electric Utility the termination of any Agreement entered into by it when it verifies that it may result in damage to the concession.Subsection Seven – The non-compliance with the inspection requests shall result in the application of penalties provided for in ANEEL Normative Resolution No. 846 of June 11, 2019, or in the regulation that may succeed it, as well as those set forth in this Agreement.SECTION SEVEN – PENALTIESThe Electric Utility shall be subject to the penalties, pursuant to the prevailing laws and regulations, especially those established in ANEEL Resolutions, without prejudice to the provisions of items III and IV of art. 17 of ANNEX I of Decree No. 2,335 of October 6, 1997, as a result of failure to comply with the legal, regulatory, or contractual provisions, pertinent to the operation of the Hydroelectric Power Plants.Subsection One – Among other sanctions, the Electric Utility shall be subject to penalty, applied by ANEEL, in the maximum amount, for each infraction incurred, of two percent (2%) of the value of the annual turnover of the Electric Utility or the estimated amount of the energy produced, corresponding to the last twelve months prior to the issuance of the notice of infraction or estimated for these twelve months.I.       When the penalty consists of a fine for non-compliance with legal, regulatory, or contractual provisions and the respective amount is not paid within the established term, ANEEL shall promote its judicial collection, by means of execution, pursuant to the specific laws and regulations.Subsection Two – The penalties shall be applied by means of an administrative proceeding, in proportion to the seriousness of the infraction, with the Electric Utility assured the right to a legal defense and the right to adversary proceedings.Subsection Three – In the event of non-compliance with the penalties imposed for infractions, or non-compliance with the notification or determination of the Granting Authority to regularize the provision of services, the termination of the concession may be decreed, as provided by law and this Agreement, without prejudice to the verification of the responsibilities of the Electric Utility before the Granting Authority, ANEEL, users, and third parties. SECTION EIGHT – INTERVENTION IN THE CONCESSION

Without prejudice to the applicable penalties and responsibilities, ANEEL may intervene in the concession, as provided by Law No. 12,767 of December 27, 2012, at any time, to ensure the proper operation of the Hydro Power Plants or compliance, by the Electric Utility, with the legal, regulatory, and contractual rules.

Subsection One – The intervention shall be determined by ANEEL Resolution, which shall appoint the Intervening Party, the amount of their compensation, the term of the intervention, and the objectives and limits of the measure.Subsection Two – The period of intervention shall be up to one (1) year, extendable once, for up to two (2) more years, at ANEEL’s discretion.Subsection Three – Once the intervention in the concession of use of the public property is declared, ANEEL shall initiate, within thirty (30) days of the date of publication of the Resolution, the corresponding administrative proceeding, in order to prove the determining causes of the measure and the responsibilities involved, assuring the Electric Utility the right to legal defense and adversary, to be concluded within one (1) year.

Subsection Four – If it is proved that the intervention did not observe the legal and regulatory requirements, it shall be deemed null, and the concession shall be promptly returned to the Electric Utility, without prejudice to its right to indemnification.

Subsection Five – The intervention in the use concession of a public asset implies the suspension of the mandate of the managers and members of the fiscal council, being assured to the Intervening Party full management powers over the operations and assets of the Electric Utility and the exclusive prerogative to call the general meeting in the cases it deems convenient.

Subsection Six – Once the intervention is interrupted, if the concession is not cancelled, the management of the Hydro Power Plants shall be returned to the Electric Utility, preceded by the rendering of accounts by the Intervening Party, which shall be held liable for the acts performed during its management.

Subsection Seven – The provisions of Chapter II of Law No. 12,767 of 2012 and supervening laws and regulations apply, as appropriate.

SECTION NINE – CONCESSION TERMINATION AND BOUND ASSETS’ AND FACILITIES’ REVERSION

The concession for the exploitation of the Hydro Power Plants regulated by this Agreement shall be extinguished by the Granting Authority, which shall previously hear ANEEL, upon the following events:I.       arrival of the final term of the Agreement;

II.        taking over;

III.       expiration;

IV.       termination;

V.       annulment resulting from defect or irregularity verified in the concession procedure or act; or

VI.       bankruptcy or winding-up of the Electric Utility.

Subsection One – The assets of the concession herein granted are all those exclusively and permanently used in the electricity generation activity, and they shall be recorded and controlled in accordance with the accounting and asset control manuals, and other accounting and asset control instructions and guidelines issued by ANEEL.Subsection Two – In the arrival of the final term of this Agreement, all assignable assets and facilities linked to the Hydro Power Plants shall become an integral part of the Federal Government’s patrimony.I.       In the terms of ¶ 7 of Art. 2 of Resolution No. 15 of 2021 of CNPE, the Electric Utility shall not be entitled to compensation for non-amortized investments related to the Basic Projects of the Hydro Power Plants, as well as those related to investments linked to assignable assets of the Hydro Power Plants, not yet amortized or non-depreciated, whose concessions were extended or not, pursuant to art. 1 of Law No. 12,783 of January 11, 2013 whose criteria and procedures for the calculations of these investments were defined in ANEEL Resolution No. 596 of December 19, 2013, pursuant to Art. 2 of Decree No. 7,850 of November 30, 2012.II.       The assignable assets linked to the concession of the Hydro Power Plants, not framed in item I of Subsection Two of Section Nine, may be indemnified as to the non-amortized investments, provided they have been approved, when applicable, by the Granting Authority.III.       The amount of the indemnification due to the Electric Utility shall be calculated according to the rules in force; andIV.       In order to allow the full continuity of the electricity generation, the assets and the installations linked to the Hydro Power Plants, to be reverted as a result of the concession termination, shall be in proper operating conditions, in compliance with the characteristics and the basic technical requirements.Subsection Three – In the event of termination of the Concession, ANEEL or the Granting Authority may allow the Electric Utility to continue with the operation of the Hydro Power Plants, as well as with the possession of the assignable assets as trustee until the new Electric Utility takes over, pursuant to article 13 of Decree No. 1,717 of November 24, 1995.Subsection Four – To meet the public interest, by means of a specific authorizing law, the Granting Authority may take over the assets and installations, after prior payment of compensation for the portions of the investments linked to the assets and installations, not yet amortized or depreciated, as determined in an audit.Subsection Five – Once any of the default events set forth in the specific laws and regulations and in this Agreement are verified, the Granting Authority may declare the concession termination if the Electric Utility, notified, does not correct the faults pointed out and does not reestablish the normality of the performance of the Agreement, within the term established.I. The declaration of forfeiture shall be preceded by an administrative proceeding to verify the violations or failures of the Electric Utility, observing the adversary and the legal defense, assuring the Electric Utility any indemnification for investments made and not yet amortized or depreciated, as long as they are determined in an audit and authorized by the Granting Authority, after discounting the amounts of the fines imposed by ANEEL and compensation for any losses and damages caused by the Electric Utility;II.       The administrative proceeding mentioned in the caption of this Subsection shall not be initiated until the Electric Utility has been made aware of the breaches of contract, as well as given enough time to correct them;III.       The decree of forfeiture shall not entail, to the Granting Authority or ANEEL, any liability in relation to the burdens, charges, or commitments to third parties that have been contracted by the Electric Utility or regarding its employees.Subsection Six – The Electric Utility may submit a plan for the transfer of corporate control as an alternative to the extinction of the grant, in cases of forfeiture, as regulated by ANEEL, as provided for in art. 4-C of Law No. 9,074 of 1995, included by Law No. 13,360 of November 17, 2016.I.       The corporate control transfer plan shall demonstrate the feasibility of the change of control and the benefit of this measure for the adequate continuity of electricity generation;II.       The approval of the corporate control transfer plan by ANEEL shall suspend the concession termination process; andIII.       The corporate control transfer, within the term defined by ANEEL, shall cause the concession extinction process to be filed for forfeiture.Subsection Seven – By means of a lawsuit especially filed for this purpose, the Electric Utility may promote the termination of this Agreement, in case of non-compliance, by the Granting Authority, with the rules established herein. In this case, the Electric Utility may not interrupt or stop the generation of electricity while the court decision ordering the termination of this Agreement does not become final and become final and unappealable.

Subsection Eight – In case of termination or adjudication of bankruptcy of the Electric Utility, this Agreement shall be considered terminated at the date of the final and unappealable decision that decreed the bankruptcy.I.       The bankrupt may continue to manage the assignable assets, as trustee, until the new Electric Utility takes over, to be defined by the Granting Authority.Subsection Nine – In the extinction of the concession based on the provisions of items III and VI of this Section, the Granting Authority shall observe the provisions of Law No. 12,767 of 2012, and supervening laws and regulations.SECTION TEN – COMMITMENT BY THE CONTROLLER(S)The Controller(s) declare(s) to accept and submit to the conditions and clauses of this Agreement, undertaking to introduce, in the Bylaws or Articles of Association of the Electric Utility, a provision that prohibits the transfer, assignment or any form of alienation, directly or indirectly, free of charge or on payment, of shares or quotas that result in the transfer of corporate control of the Electric Utility without the prior consent of ANEEL, pursuant to the laws and regulations in force.

Subsection One: The commitments expressly provided for in Law No. 14,182 of July 12, 2021 are also commitments by the controlling shareholders.

SECTION ELEVEN – FRIENDLY SETTLEMENT OF DISPUTES AND JURISDICTION

The Electric Utility undertakes to use all efforts as to amicably settle any and all disputes or controversies arising from this Agreement or related thereto.

Subsection One – The Electric Utility may request ANEEL to hold hearings in case of divergences in the interpretation or execution of the provisions of this Agreement, with the purpose of harmonizing the understandings.

Subsection Two – In order to settle doubts or disputes that could not be friendly settled, as indicated in the main section of this Section, the parties elect the Federal Courts of the Judiciary Section of Distrito Federal, to the exclusion of any other courts, however privileged they may be.

SECTION TWELVE – FINAL PROVISIONS

For the Hydro Power Plants listed in Annex 1 of this Agreement, the clauses and conditions of the <PREVIOUS AGREEMENT>, and their respective amendments, except for those expressly cited herein, are hereby revoked, also pursuant to the provisions in Subsection One and Subsection Eight <only for the Itumbiara and Sobradinho HPPs> of Section Three of this Agreement.

SECTION THIRTEEN – PUBLICATION AND REGISTRATION OF THE AGREEMENT

This Agreement shall be registered and filed with ANEEL, which shall procure, within twenty (20) days of its signature, the publication of its summary in the Official Gazette.

IN WITNESS WHEREOF, the parties had this instrument drawn up, which is signed by the representatives of ANEEL, the Electric Utility, and the Controlling Shareholder, together with witnesses, for the relevant legal effects.

Brasília, DF, on <date of signature in words>.

BY ANEEL

<NAME OF THE GENERAL DIRECTOR>

General Director

BY THE ELECTRIC UTILITY

NAME	NAME
Title	Title

BY THE CONTROLLING SHAREHOLDER NAME

NAME	NAME
Title	Title

WITNESSES

NAME	NAME
Title	Title

ANNEX 01

LIST OF PLANTS

Hydro Power Plant	Type	CEG[1]	Installed Capacity (kW)	# of Generating Units	RIVER	City/State	Final Term of the Concession

1 Single Generation Development Code (CEG)

ANNEX 02

TRANSMISSION FACILITIES OF RESTRICTED INTEREST

a) SUBSTATIONS

Hydro Power Plant	Substation (SE)	City / State

b) TRANSMISSION LINES

Hydro Power Plant	TL – Power Plant	Voltage (kV)	Origin	End	Extension (km)	State

Technical Information Report

CLASSIFICATION: Confidential

Title	Preliminary Analysis of the Method used in the Model for Calculation of the Added Value and Concession Bonus under art. 4 of Law No. 14,182/2021, prepared by the Consulting Firm Upside Finanças Corporativas Ltda. - Upside.
Subject	Capitalization; Model; Method; Value Added; Concession; Hydro Power Plant.
Authors

Marcos Barreto de Faria Pinho – DFPA;

Flávia Xavier Cirilo de Sá – DFPA;

Leonardo Michelsem Monteiro de Barros – DFPA;

Leonardo Alves Pereira – DFPA;

Tiago Rinaldi Meyer – DFPA;

Vinícius Brito da Fonseca – DFPA.

Company	Eletrobras, Upside.
Category	Technical Information Report.
Classification: Confidential	page 1

Keywords	Model, Method, Capitalization, Value Added, Law No. 14,182/2021, Concession, Hydro Power Plant, Quota System, IPP, Eletrobras, Upside.

1.	PURPOSE	3

2.	Disclaimer	3

3.	BACKGROUND	3

4.	METHODOLOGY APPLIED BY UPSIDE	7

4.1	TAXES	8

4.2	AMORTIZATION OF ADDED VALUE	8

4.3	CONCESSION BONUS REBATES	9

5.	CONSIDERATIONS	9

Classification: Confidential	page 2

1.       PURPOSE

This Technical Information Report aims to present the result of the preliminary analysis, from a strictly economic and financial point of view, of the methodology for calculating the Added Value and the Concession Bonus pursuant to arts. 4 and 5 of Law No. 14,182 of July 12, 2021 applied by Upside in its economic and financial model in order to calculate such amounts.

2.       Disclaimer

It is worth mentioning that the Economic and Financial Analysis Department – DFPA is not responsible for analyzing and validating the technical and regulatory assumptions used in the Upside model, which is the responsibility of the Generation Division

It is highlighted that this Technical Information Report shall analyze only the calculation method presented by Upside, not addressing yet the merits of the results obtained and assumptions used., as these are still being discussed by the technical areas. Finally, it is important to highlight that the analysis performed by DFPA was based on the report “Economic and Financial Study of the Grant Amount” from Upside, from October 16, 2021, and on the modeling entitled “GT_1.00_UHE Eletrobras_1.62v – Base Case p90,” available on September 30, 2021, and in the modeling versions with the corrections appointed by DFPA entitled “GT_1.00_UHE Eletrobras_1.65v – Base Case p90,” available on October 8, 2021, and “GT_1.00_UHE Eletrobras_1.70v – Base Case p90,” available on October 16, 2021.

3.       BACKGROUND

Provisional Measure No. 1,031/2021, which provided for the privatization of Eletrobras and other measures, was enacted on February 23, 2021. Such Provisional Measure, as amended, after passing the House of Representatives and the Federal Senate, was converted into Law No. 14,182 of July 12, 2021.

Law No. 14,182/2021 established that the privatization of Eletrobras is subject to the granting of new generation concessions for thirty (30) years in the Independent Power Producer (IPP) regime for the following plants:

Classification: Confidential	page 3

have been extended pursuant to art. 1 of Law No. 12,783 of January 11, 2013;

•	are covered by the provisions in item II of ¶ 2 of art. 22 of Law No. 11,943 of May 28, 2009;
•	are covered by the provisions of ¶ 3 of art. 10 of Law No. 13,182 of November 3, 2015;
•	have been authorized by Concession Agreement No. 007/2004-Aneel-Eletronorte;
•	have been granted through Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.

The granting of new generation concessions is conditioned to:

•	payment by Eletrobras or its subsidiaries, as defined by the National Council for Energy Policy – CNPE, to the Energy Development Account (CDE), referred to in Law No. 10,438/2002 of April 26, 2002, corresponding to fifty percent (50%) of the added value to the concession by the new contracts;
•	payment by Eletrobras or its subsidiaries of concession bonus of new concession agreements for electricity generation corresponding to fifty percent (50%) of the added value to the concession by the new contracts deducted from the following installments:
a)	expenses related to the revitalization of water resources in the São Francisco and Parnaíba river basins, pursuant to subparagraph an of item V of the main section of art. 3 of Law 14,182/2021;
b)	expenses related to the development of projects in the Legal Amazon with a view to structurally reducing energy generation costs and for the navigability of the Madeira River and the Tocantins River, as provided for in subparagraph b of item V of the main section of art. 3 of Law No. 14,182/2021;
c)	expenses related to projects in the area of influence of the reservoirs of the Furnas hydro power plants, whose concession agreements are affected by this Law, pursuant to paragraph c of item V of the main section of art. of Law No. 14,182/2021; and
d)	expenses to reimburse the economic value of the supply of electricity for the São Francisco River Integration Project (PISF) with North Northeast Drainage Basins, as dealt with in ¶ 6 of art. 6 of Law No. 14,182/2021;
Classification: Confidential	page 4

•	the alteration of the exploration regime for independent production, as provided by Law No. 9,074/1995, including the conditions for the extinction of grants, expropriation of facilities and indemnities;
•	the assumption of hydrological risk management, renegotiation being prohibited as provided by Law No. 13,203/2015; and
•	compliance with the provisions of item II of ¶ 2 of art. 22 of Law No. 11,943/2009 and ¶ 3 of art. 10 of Law No. 13,182/2015, preserving the established obligations, conditions, and validity of current electricity sales contracts referred to in the aforementioned articles.

Law No. 14,182/2021 also defines the calculation of the Value Added to the concession, which shall consider:

•	changing the exploitation regime from quota regimes to independent production;
•	the deduction of credits related to reimbursement for verified fuel expenses, incurred until June 30, 2017, by the concessionaires that were controlled by Eletrobras and holders of the concessions referred to in art. 4-A of Law No. 12,111 of December 9, 2009, which have been proven, but not reimbursed, due to the requirements of economic and energy efficiency referred to in ¶ 12 of art. 3 of the aforementioned Law, including monetary restatements, in which case the compensation shall be limited to three billion and five hundred million Reais (BRL3,500,000,000.00); and
•	the decontracting of the electricity contracted pursuant to art. 1 of Law No. 12,783/2013, to comply with the provisions of item III of the caput of art. 4 of Law 14,182/2021, gradually and uniformly, at least five (5) years and a maximum of ten (10) years.

While the Provisional Measure was in force, Eletrobras contracted, through electronic auction, Upside to support the decision of the top management of Eletrobras in defining the concession amount in the possible Company privatization process, establishing scenarios, evaluating the positive impacts and negative relating to Provisional Measure No. 1,031/2021 converted into Law No. 14,182/2021.

The Resolution of the National Council for Energy Policy - CNPE No. 15 of August 31, 2021, established the Value Added by new concession agreements for electricity generation as provided by Law No. 14,182/2021, which is equal to BRL62,479,656,370.10, according to art. 1 of the aforementioned Resolution. From this amount, the amount of BRL2,906,498,547.37 shall be deducted, referring to the reimbursement for verified expenses with the purchase of fuel incurred until June 30, 2017 by the distributors controlled at the time by Eletrobras.

Classification: Confidential	page 5

The aforementioned Resolution also defined the amount to be paid as concession bonus of new concession agreements, which is equal to BRL23,218,488,754.73 already deducted from the installments related to (i) the revitalization of water resources in the river basins São Francisco and the Parnaíba River; (ii) the development of projects in the Legal Amazon; (iii) the projects in the area of influence of the Furnas hydro power plants reservoirs; (iv) reimburse the economic value of the supply of electricity to the PISF; and (v) the indemnification of non-amortized or non-depreciated reversible assets of the hydro power plants subject to the granting of a new concession

CNPE Resolution No. 15/2021 also established the amount to be paid to the CDE by Eletrobras at BRL29,786,578,911.55, with an initial contribution of BRL5 billion within thirty (30) days of signing the new concession agreements. The remaining amount shall be paid as follows.

Year	Payment to the CDE (BRL)
Initial contribution	5,000,000,000.00
2023	526,098,864.13
2024	1,052,197,728.26
2025	1,578,296,592.39
2026	2,104,395,456.52
2027 - 2047	2,630,494,320.65

Also, according to the Resolution, all values shall be updated until the effective date of payment by the IPCA, having as base date January 1, 2022.Only the concession bonus shall be updated by Selic through the base date.

On August 26, 2021, DFPA received the first version of the model for calculating the concession amount prepared by Upside, which was forwarded by the Generation Division, responsible for hiring Upside. A second version of the template was forwarded to DFPA on September 14, 2021, together with a tutorial. It is important to note that the second version considered only the premises defined by CNPE, which were disclosed on August 31, 2021. We were provided with the third version of the modeling on September 30, 2021 and the fourth version on October 8, 2021.

Classification: Confidential	page 6

Finally, the last version of the Upside model and its corresponding Economic and Financial Study Report – Calculation of the Concession Amount were forwarded on October 16, 2021.

4.       METHODOLOGY APPLIED BY UPSIDE

To determine the added value and consequently the concession amount, Upside considered the Marginal Cash Flow methodology.

In this method, the Total Added Value of the capitalization (𝑉𝐴𝑡𝑜𝑡𝑎𝑙) is equal to the aggregate individual Added Values (𝑉𝐴i) of each plant, and each plant is deemed a cash-generating unit (CGU). So, you have:

The Added Value (VA), in its turn, shall be calculated by the Discounted Cash Flow method using the difference of the net present value of the free cash flows for the firm (FCFF) of the Capitalization Scenario (FCFFpie) and the Current Scenario (FCFFcotas), quota system.

Where i= 1, 2, ..., 18, as there are eighteen plants that shall have a new concession grant under the IPP regime.

Upside chose to use a single discount rate (WACC) for all cash generating units, in both scenarios, the Capitalization, and Quotas. Thus, it was assumed that the risks due to the change of the electricity trading regime according to the new concession agreements shall be accounted for throughout the cash flow of the Capitalization Scenario, excluding the need for two forecasted cash flows.

The cash flow in the quota system and IPP was calculated as follows:

Classification: Confidential	page 7

+ Annual Generation Revenue (RAG) - Operating Expenses (Opex) - Investments (d) - Sectorial Charges - TAXES = FCFFquotas	+ Revenue from the Sale of Energy - Operating Expenses (Opex) - Investment (Capex) - Short-Term Market Exposure (MCP) - Sector Charges - Taxes = FCFFIPP

Upside considered that, in the periods in which both energy trading regimes (Quotas and IPP) occur concurrently, some assumptions may be disregarded from the Marginal Cash Flow assuming that there is no change in its forecast from the change in the trading regime applied. These assumptions are Operating Expenses (Opex), Investment (Capex), and Sector Charges.

Moreover, Upside’s method considers, for the period during which the trading system of a plant is the same in both scenarios, that there is no Value Added and the Marginal Cash Flow assumes null values. That is, if a Cash Generating Unit (CGU) is currently under the independent power producer (IPP) system, the Marginal Cash Flow shall be null for the whole period during which the concession agreement of the Current Scenario co-exists with the new concession agreement to be executed in the Capitalization Scenario, because, for that period, the CGU is under the same trading system in both scenarios. This applies to the Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants.

4.1	TAXES

Regarding taxes, Upside adopted that the tax contribution is also marginal, that is, the taxable base shall be equal to the difference in operating income obtained from the difference between the Capitalization Scenario and the Current Scenario. This conclusion, therefore, excludes the need to include the discount of BRL20,000 per month for calculating the additional income tax, which is projected at the amount of 10% on a taxable basis.

With respect to the tax benefit obtained by each one of the CGUs, it was not being originally considered in Upside’s modeling, and the tax base was equal to thirty-four percent (34%). Nonetheless, after a meeting of the Economic and Financial Analysis Department – DFPA team with Upside, the application of the tax benefit was settled, as several plants had this benefit recently extended.

Classification: Confidential	page 8

4.2	AMORTIZATION OF ADDED VALUE

Upside’ method considers the calculated Added Value Added Value shall be amortized over the term of the new concession agreement, that is, over 30 years.

The amortization of this amount shall affect the tax base calculated for the Marginal Cash Flow. By decreasing the tax base, the lower amount spent to pay taxes affects future cash flows, which in turn affects the calculated Added Value. Thus, the Upside model makes an iterative calculation until reaching a null economic gain for the analysis period.

4.3	CONCESSION BONUS REBATES

The methodology considered the rebates from the granted bonus as established in item II, art. 4 of Law No. 14,182/2021, namely:

•	expenses related to the revitalization of water resources in the São Francisco and Parnaíba river basins;
•	expenses related to the development of projects in the Amazon;
•	expenses related to projects in the area of influence of the Furnas hydro power plants reservoirs;
•	expenses to reimburse the economic value of the electricity supply for the São Francisco River Integration Project with North Northeast Drainage Basins (PISF).

In addition to these deductions, the need for indemnification of non-depreciated or non-amortized assets was also considered, given that the concession of some plants, currently under the IPP regime, shall have its early termination. This amount was estimated according to the Complete Financial Statements of Eletrobras as of 12/31/2020. The indemnities related to the plants under the aegis of Law No. 12.783/2013, regulated by art. 10of Decree No. 7.805/2012 and art. 2 of Decree No. 7.850/2012, have a balance recorded in December 2012, being corrected by IPCA up to the base date of the Upside modeling.

5.       CONSIDERATIONS

DFPA analyzed the calculation model of the Added Value and Concession Bonus, which used the Marginal Cash Flow method.

Classification: Confidential	page 9

Regarding the Marginal Cash Flow methodology, it is understood that there is no obstacle to its use, however, one should pay attention to the implicit premise that the two flows have the same risk, which allows, as a consequence, the use of a one-time discount rate. This effectively materializes if the additional risks that the IPP regime incurs are being addressed in their cash flow. Accordingly, upon assessment of the final modeling, it should be verified if the risks are being properly treated, aiming at mitigating the additional risks of the new regime.

Additionally, as indicated, the method adopted considers that, in the periods in which both electricity trading systems (Quotas and IPP) occur simultaneously, the Opex and Capex values may be excluded from the calculation of the Marginal Cash Flow, as they were considered to be equal in the FCCFPIE and FCCFCotas. In their turn, the Sector Charges were calculated by reference to the difference of revenues between the Current Scenario and the Capitalization Scenario.

Regarding this point, DFPA warned Upside that after the end of the effectiveness of the current agreements (2042), the capex and the opex for the maintenance of the plants shall be considered. The post-2042 capex and opex values for maintenance were provided by the Generation Division – DG on October 1, 2021.

It is important to highlight that, on Upside’s report, the capex and opex values were amended as requested by DFPA, which is possible to verify in the latest version of the modeling provided on October 8, 2021.

Regarding the depreciation of these values, Upside’s final report states that: (i) the post-2042 values were depreciated on a straight-line basis to the rate of 2.486% per annum; (ii) due to the difficulties of uniting capex for purposes of starting the depreciation charge only after the effective completion of the fixed asset and its low impact on the cash flow, the simplification of applying depreciation to the entire fixed balance of the immediately preceding month since the beginning of the first costing with capex; and (iii) the remaining amounts of the balance of fixed assets were reversed by their historical residual book value, without application of monetary adjustments. In this regard, DFPA emphasizes that these considerations were not included in the modeling submitted on October 16, 2021.

Classification: Confidential	page 10

Upside’s method originally, considered, for the periods during which the trading system of a plant is the same in both scenarios, i.e., the cases in which the plant is already under the IPP system, there is no Added Value, with the Marginal Cash Flow assuming null values. This applies to the Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants. However, after meetings between Eletrobras and Upside, the latter volunteered to rectify this point, considering the difference of the guaranteed power output in the two agreements, given that, in the new concession agreements, the guaranteed power outputs shall be redefined (note that, in case there is no execution of new agreements, there shall have no change in the guaranteed power output). It is important to highlight that the modeling presented on October 8, 2021, contemplates these changes. In addition to the abovementioned points, some general assumptions, listed below, were analyzed by DFPA, as follows, and Upside took into account in its final report and the modeling provided on October 8, 2021, the considerations made by this Department:

•	Base Date: Upside calculated the value of the concession bonus on the base date of January 2023, such date being corrected according to DFPA guidance for January 2022;
•	Allocation of the guaranteed power output of the Sobradinho HPP and Itumbiara HPP: Upside initially did not consider the maintenance of the conditions and validity of contracts signed with free consumers (CL) as provided by Law No. 11,943/2009 and Law No. 13,182/2015, which according to ¶ 1, art. 4 of Law No. 14,182/2021 shall be complied with, with the Consultancy having allocated, both in the Current Scenario and in the Capitalization Scenario, one hundred percent (100%) of the guaranteed power output of the Sobradinho HPP under the IPP regime from January 2023 and different percentages from those recommended in Law No. 13,182/2015 were used for the Itumbiara HPP.

After the DFPA guidance, Upside considered in its report and modeling of October 8, 2021 the allocation of the guaranteed power output of the Sobradinho HPP and the Itumbiara HPP, as established in the Law:

o	Current Scenario:
Sobradinho	IPP	Quotas	Itumbiara	IPP	Quotas
2023 – Feb-2032	90%	10%	2023 – Feb-2030	80%	20%
Feb-2032 – Feb-2033	75%	25%	Feb-2030 – Feb-2031	67%	33%
Feb-2033 – Feb-2034	60%	40%	Feb-2031 – Feb-2032	53%	47%
Feb-2034 – Feb-2035	45%	55%	Feb-2032 – Feb-2033	40%	60%
Feb-2035 – Feb-2036	30%	70%	Feb-2033 – Feb-2034	27%	73%
Classification: Confidential	page 11

Feb-2036 – Feb-2037	15%	85%	Feb-2034 – Feb-2035	13%	87%
Feb-2037 – Feb-2052	0%	100%	Feb-2035 – Feb-2050	0%	100%
Feb-2052 – Feb-2059	100%	0%	Feb-2050 – Feb-2057	100%	0%

o	Capitalization Scenario:
Sobradinho	IPP	Quotas	Itumbiara	IPP	Quotas
2023 – Feb-2032	90%	10%	2023 – Feb-2030	80%	20%
Feb-2032 – Feb-2033	75%	25%	Feb-2030 – Feb-2031	67%	33%
Feb-2033 – Feb-2034	60%	40%	Feb-2031 – Feb-2032	53%	47%
Feb-2034 – Feb-2035	45%	55%	Feb-2032 – Feb-2033	40%	60%
Feb-2035 – Feb-2036	30%	70%	Feb-2033 – Feb-2034	27%	73%
Feb-2036 – Feb-2037	15%	85%	Feb-2034 – Feb-2035	13%	87%
Feb-2037 – Feb-2052	100%	0%	Feb-2035 – Feb-2052	100%	0%

•	Extension of concessions: The initial report did not consider the extension of the concession for the Tucuruí HPP due to the renegotiation of the hydrological risk. After meetings with DFPA, Upside amended its report in order to take into account the aforementioned extension, pursuant to REH ANEEL No. 2,932/2021, and consequently the modeling;
•	Taxes: Upside rectified the report and the modeling, after annotations by DFPA, as it was considering the full amounts of Income Tax (IR) for the Chesf and Eletronorte plants that benefit from the tax benefit of Sudene and Sudam, with a 75% deduction of the IR;
•	CDE payment flow: In Upside’s original report, it had considered only the CDE amount informed in the main section of art. 3 of CNPE Resolution No. 15/2021. Upon request of DFPA, Upside considered the present value of the CDE payment flow, as defined in Annex III of such Resolution. It is important to note that this point shall be contemplated by the modeling as of the analysis of the advantage;
•	Contributions to sectorial funds: After being alerted by DFPA, Upside rectified, in the modeling, the projection that initially considered monthly contributions and now considers annual contributions in January, as established in CNPE Resolution No. 15/2021;
Classification: Confidential	page 12

•	Rebates from the calculation of the concession bonus: DFPA, initially, had not identified in the modeling the rebates from the concession bonus to the expense related to the supply of electricity for the São Francisco River Integration Project (PISF) with North-Northeast Drainage Basins, as dealt with in ¶ 6, art. 6 of Law 14,182/2021. Upside informed that such rebate is being deducted from the energy of the Paulo Afonso Complex and detailed this in its report;
•	Indemnity: In the beginning, Upside considered only the indemnification of the Tucuruí HPP. After being alerted by DFPA and considering the provisions of art. 2 of CNPE Resolution No. 15/2021, Upside corrected its report and modeling so as to consider indemnities for investments in the calculation of the concession bonus:
o	not yet amortized related to the Basic Projects of the HPPs listed in Annex I of CNPE Resolution No. 15/2021; and
o	linked to assignable assets of the HPPs listed in Annex I of CNPE Resolution No. 15/2021, not yet amortized or not depreciated, of concessions covered by Law No. 12/783/20213, extended or not, whose calculation criteria and procedures were defined through ANEEL Resolution No. 596/2013, pursuant to art. 2 of Decree No. 7,850/2012.

DFPA emphasized that, until the indemnification amounts are published by the Ministry of Mines and Energy – MME, the amounts published in Eletrobras’ Financial Statements of December 31, 2012, subject to inflation adjustment by the Extended National Consumer Price Index (IPCA), should be considered. The modeling of October 8, 2021, considered such amounts, but without the proper adjustment. DFPA requested these amounts to be adjusted until the base date of the studies, January 2022, which shall be subject to analysis in a further stage.

In general, both the methodology applied by Upside for calculating the Added Value and Concession Bonus and the model used are satisfactory.

In the due course, it should be noted that, although the amounts referring to the expenses mentioned in items “a,” “b,” and “c” of item II, art. 4º of Law No. 14,182/2021 (revitalization of water resources in the São Francisco and Parnaíba river basins, development of projects in the Legal Amazon and projects in the area of influence of the reservoirs of the Furnas hydro power plants) have been deducted from the calculation of the concession bonus, they shall be paid accordingly by Eletrobras for ten (10) years.

Classification: Confidential	page 13

Finally, it is highlighted that DFPA did not analyze the coherence and timeliness of the technical and regulatory assumptions used in the Upside model, nor the advantage of the business, which shall be assessed in the future. In such stage, the advantage of the execution of new concession agreements shall be analyzed, as well as the results considering the rate calculated by Upside (market insights) and the rate that shall be calculated by Eletrobras (internal insight) shall be presented.

________________________________ Marcos Barreto de Faria Pinho	________________________________ Leonardo Pereira Alves
________________________________ Flávia Xavier Cirilo de Sá ________________________________ Leonardo Michelsem M. de Barros	________________________________ Tiago Rinaldi Meyer ________________________________ Vinícius Brito da Fonseca

I agree:

_____________________________

Rodrigo Vilella Ruiz

Classification: Confidential	page 14

01/14/2022 IT DFP-002/22

Technical Information Report

Classification: Confidential

Title	Analysis of the Method used in the Model for Calculation of the Added Value and Concession Bonus under art. 4 of Law No. 14,182/2021, prepared by the Consulting Firm Upside Finanças Corporativas Ltda. – Upside.
Subject	Capitalization; Model; Method; Value Added; Concession; Hydro Power Plant.
Authors	Rodrigo Ruiz - DFP Marcos Barreto de Faria Pinho – DFPA; Flávia Xavier Cirilo de Sá – DFPA; Leonardo Alves Pereira – DFPA; Tiago Rinaldi Meyer – DFPA;
Company	Eletrobras, Upside.
Category	Technical Information Report.
Keywords	Model, Method, Capitalization, Value Added, Law No. 14,182/2021, Concession, Hydro Power Plant, Quota System, IPP, Eletrobras, Upside.

01/14/2022 IT DFP-002/22

1. Purpose	3
2. Disclaimer	3
3. Background	3
4. Methodology aplied by Upside	10
4.1 Tax	12
4.2 Investments Assumptions	12
4.3 Operations Assumptions	13
4.4 Amortization of added value	14
4.5 Advantage Analysis	14
4.6 Conession Bonus Rebate	14
5. Considerations	15

01/14/2022 IT DFP-002/22

1.	PURPOSE

This Technical Information Report aims to present the analysis, from a strictly economic and financial point of view, of the methodology for calculating the Added Value and the Concession Bonus pursuant to arts. 4 and 5 of Law No. 14,182 of July 12, 2021 applied by Upside in its economic and financial model in order to calculate such amounts.

2.	Disclaimer

It is worth mentioning that the Economic and Financial Analysis Department – DFPA is not responsible for analyzing and validating the technical and regulatory assumptions used in the Upside model, which is the responsibility of the Generation Division, if applicable.

It is highlighted that this Technical Information Report shall analyze the calculation methodology presented by Upside, not entering into the merits of the results obtained and assumptions used.

Finally, It is important to highlight that the analysis performed by DFPA was based on the report “Economic and Financial Study of the Grant Amount” from Upside, from December 2021, and on the modeling entitled “GT_1.00_UHE Eletrobras 5 BASE CASE,” available on December 16, 2021.

3.	BACKGROUND

Provisional Measure No. 1,031/2021, which provided for the privatization of Eletrobras and other measures, was enacted on February 23, 2021. Such Provisional Measure, as amended, after passing the House of Representatives and the Federal Senate, was converted into Law No. 14,182 of July 12, 2021.

Law No. 14,182/2021 established that the privatization of Eletrobras is subject to the granting of new generation concessions for thirty (30) years in the Independent Power Producer (IPP) regime for the following plants:

•	have been extended pursuant to art. 1 of Law No. 12,783 of January 11, 2013;
•	are achieved by the provisions in item II of ¶ 2 of art. 22 of Law No. 11,943 of May 28, 2009;
•	are achieved by the provisions of ¶ 3 of art. 10 of Law No. 13,182 of November 3, 2015;
•	have been authorized by Concession Agreement No. 007/2004-Aneel-Eletronorte;

01/14/2022 IT DFP-002/22

•	have been authorized by Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.

The granting of new generation concessions is conditioned to:

•	payment by Eletrobras or its subsidiaries, as defined by the National Council for Energy Policy – CNPE, to the Energy Development Account (CDE), referred to in Law No. 10,438/2002 of April 26, 2002, corresponding to fifty percent (50%) of the added value to the concession by the new contracts;
•	payment by Eletrobras or its subsidiaries of concession bonus of new concession agreements for electricity generation corresponding to fifty percent (50%) of the added value to the concession by the new contracts deducted from the following installments:
a)	expenses related to the revitalization of water resources in the São Francisco and Parnaíba river basins, pursuant to subparagraph an of item V of the main section of art. 3 of Law 14,182/2021;
b)	expenses related to the development of projects in the Legal Amazon with a view to structurally reducing energy generation costs and for the navigability of the Madeira River and the Tocantins River, as provided for in subparagraph b of item V of the main section of art. 3 of Law No. 14,182/2021;
c)	expenses related to projects in the area of influence of the reservoirs of the Furnas hydro power plants, whose concession agreements are affected by this Law, pursuant to paragraph c of item V of the main section of art. of Law No. 14,182/2021; and
d)	expenses to reimburse the economic value of the supply of electricity for the São Francisco River Integration Project (PISF) with North Northeast Drainage Basins, as dealt with in ¶ 6 of art. 6 of Law No. 14,182/2021;
•	the alteration of the exploration regime for independent production, as provided by Law No. 9,074/1995, including the conditions for the extinction of grants, expropriation of facilities and indemnities;
•	the assumption of hydrological risk management, renegotiation being prohibited as provided by Law No. 13,203/2015; and
•	compliance with the provisions of item II of ¶ 2 of art. 22 of Law No. 11,943/2009 and ¶ 3 of art. 10 of Law No. 13,182/2015, preserving the established obligations, conditions, and validity of current electricity sales contracts referred to in the aforementioned articles.

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Law No. 14,182/2021 also defines the calculation of the Value Added to the concession, which shall consider:

•	changing the exploitation regime from quota regimes to independent production;
•	the deduction of credits related to reimbursement for verified fuel expenses, incurred until June 30, 2017, by the concessionaires that were controlled by Eletrobras and holders of the concessions referred to in art. 4-A of Law No. 12,111 of December 9, 2009, which have been proven, but not reimbursed, due to the requirements of economic and energy efficiency referred to in ¶ 12 of art. 3 of the aforementioned Law, including monetary restatements, in which case the compensation shall be limited to three billion and five hundred million Reais (BRL3,500,000,000.00); and
•	the decontracting of the electricity contracted pursuant to art. 1 of Law No. 12,783/2013, to comply with the provisions of item III of the caput of art. 4 of Law 14,182/2021, gradually and uniformly, at least five (5) years and a maximum of ten (10) years.

While the Provisional Measure was in force, Eletrobras contracted, through electronic auction, Upside to support the decision of the top management of Eletrobras in defining the concession amount in the possible Company privatization process, establishing scenarios, evaluating the positive impacts and negative relating to Provisional Measure No. 1,031/2021 converted into Law No. 14,182/2021.

The Resolution of the National Council for Energy Policy – CNPE No. 15 of August 31, 2021, amended by CNPE No. 30 of December 21, 2021, established the Value Added by new concession agreements for electricity generation as provided by Law No. 14,182/2021, which is equal to BRL67,052,502,399.86, according to art. 1 of the aforementioned Resolution. From this amount, the amount of BRL2,906,498,547.37 shall be deducted, referring to the reimbursement for verified expenses with the purchase of fuel incurred until June 30, 2017 by the distributors controlled at the time by Eletrobras.

01/14/2022 IT DFP-002/22

The aforementioned Resolution also defined the amount to be paid as concession bonus of new concession agreements, which is equal to BRL 25,379,079,917.76 already deducted from the installments related to (i) the revitalization of water resources in the river basins São Francisco and the Parnaíba River; (ii) the development of projects in the Legal Amazon; (iii) the projects in the area of influence of the Furnas hydro power plants reservoirs; (iv) reimburse the economic value of the supply of electricity to the PISF; and (v) the indemnification of non-amortized or non-depreciated reversible assets of the hydro power plants subject to the granting of a new concession. The table below shows the bonus amount defined by the CNPE per subsidiary of Eletrobras:

		Bonificação
Chesf	UHE cotistas	9.808.762.666,22
	UHE Sobradinho	312.352.795,34
	Total Chesf	10.121.115.461,56
Furnas	UHE cotistas	5.621.402.955,30
	UHE Itumbiara	1.111.200.834,88
	UHE M. Moraes	930.102.923,80
	Total Furnas	7.662.706.713,98
Eletronorte	UHE cotista	208.305.870,65
	UHE Tucuruí e UHE Curuá-Una	7.386.951.871,57
	Total Eletronorte	7.595.257.742,22
Total Eletrobras		25.379.079.917,76

CNPE Resolution No. 15/2021 also established the amount to be paid to the CDE by Eletrobras at BRL32,073,001,926.43 , with an initial contribution of BRL5 billion within thirty (30) days of signing the new concession agreements. The remaining amount shall be paid as follows, in April of each year, for a period of 25 years.

CDE		Até 30 dias da assinatura dos novos contratos de concessão	2023	2024	2025	2026	2027 -2047
Chesf	UHE cotistas	1.693.238.071,24	237.629.744,54	475.259.489,08	712.889.233,62	950.518.978,16	1.188.148.722,70
	UHE Sobradinho	186.024.418,37	2.624.415,82	5.248.831,63	7.873.247,45	10.497.663,26	13.122.079,08
	Total Chesf	1.879.262.489,61	240.254.160,36	480.508.320,71	720.762.481,07	961.016.641,42	1.201.270.801,78
Furnas	UHE cotistas	950.737.256,91	132.903.649,81	265.807.299,63	398.710.949,44	531.614.599,25	664.518.249,07
	UHE Itumbiara	385.832.941,19	15.262.074,47	30.524.148,94	45.786.223,40	61.048.297,87	76.310.372,34
	UHE M. Moraes	121.901.903,01	17.091.986,90	34.183.973,80	51.275.960,71	68.367.947,61	85.459.934,51
	Total Furnas	1.458.472.101,11	165.257.711,18	330.515.422,37	495.773.133,55	661.030.844,73	826.288.555,92
Eletronorte	UHE cotista	25.291.188,68	3.871.082,74	7.742.165,49	11.613.248,23	15.484.330,97	19.355.413,71
	UHE Tucuruí e UHE Curuá-Una	1.636.974.220,59	165.245.582,11	330.491.164,22	495.736.746,33	660.982.328,44	826.227.910,55
	Total Eletronorte	1.662.265.409,27	169.116.664,85	338.233.329,71	507.349.994,56	676.466.659,41	845.583.324,26
Total Eletrobras		5.000.000.000,00	574.628.536,39	1.149.257.072,78	1.723.885.609,17	2.298.514.145,57	2.873.142.681,96

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Also, according to the Resolution, all values shall be updated until the effective date of payment by the IPCA, having as base date January 1, 2022. Only the concession bonus shall be updated by Selic through the base date.

The CNPE resolution also established that: (i) the energy decontracting will be 20% per year, starting on January 1, 2023; and (ii) the energy sales contracts of UHE Itumbiara and UHE Sobradinho, signed with free consumers, pursuant to Law No. 13,182/2015, must be respected.

On August 26, 2021, DFPA received the first version of the model for calculating the concession amount prepared by Upside, which was forwarded by the Generation Division, responsible for hiring Upside. A second version of the template was forwarded to DFPA on September 14, 2021, together with a tutorial. It is important to note that the second version considered only the premises defined by CNPE, which were disclosed on August 31, 2021. We were provided with the third version of the modeling on September 30, 2021 and the fourth version on October 8, 2021. On October 16, 2021 another version of the Upside model was sent with the respective Economic and Financial Study Report – Calculation of the Concession Amount, which was used as the basis for the production of Technical Information Report IT-DFPA-017/21, in which several critical notes were made by the DFPA team. Subsequently, Upside sent a new version of the economic and financial model “GT_1000_UHE_Eletrobras_1.72v – Resultados” and the respective Economic and Financial Study Report “Resultados_Eletrobras_Calculo_de_Outorga_01.42v” on December 6, 2021 and December 4, 2021 respectively. Finally, on December 16, 2021 DFPA received the latest version of the financial modeling “GT_1.00_UHE_Eletrobras 5 BASE CASE” and the Report “Resultados_Eletrobras_Calculo_de_Outorga_ 01.48v.”

It is worth mentioning that Upside considered in the updated versions the points contained in IT-DFPA-017/2021. Such as:

•	Consider the investment assumptions (capex and opex) for the maintenance of the plants provided by Eletrobras Generation Division;

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•	Consider the remaining amounts of the balance of fixed assets, not depreciated, at the end of the analysis;
•	Consider the difference in the guaranteed power output when the plant’s trading regime is the same in both scenarios, that is, cases where the plant is already under the IPP regime. This applies to the Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants.

In addition to the abovementioned points, some general assumptions, listed below, were analyzed by DFPA and Upside considered in its final report and the most current modeling the considerations carried out by this Department:

•	Base Date: Upside calculated the value of the concession bonus on the base date of January 2023, such date being corrected according to DFPA guidance for January 2022;
•	Allocation of the guaranteed power output of the Sobradinho HPP and Itumbiara HPP: Upside initially did not consider the maintenance of the conditions and validity of contracts signed with free consumers (CL) as provided by Law No. 11,943/2009 and Law No. 13,182/2015, which according to ¶ 1, art. 4 of Law No. 14,182/2021 shall be complied with, with the Consultancy having allocated, both in the Current Scenario and in the Capitalization Scenario, one hundred percent (100%) of the guaranteed power output of the Sobradinho HPP under the IPP regime from January 2023 and different percentages from those recommended in Law No. 13,182/2015 were used for the Itumbiara HPP.

After the DFPA guidance, Upside considered in its report and modeling of October 8, 2021 the allocation of the guaranteed power output of the Sobradinho HPP and the Itumbiara HPP, as established in the Law:

o	Current Scenario:
Sobradinho	IPP	Quotas	Itumbiara	IPP	Quotas
2023 – 02/2032	90%	10%	2023 – 02/2030	80%	20%
02/2032 – 02/2033	75%	25%	02/2030 – 02/2031	67%	33%
02/2033 – 02/2034	60%	40%	02/2031 – 02/2032	53%	47%
02/2034 – 02/2035	45%	55%	02/2032 – 02/2033	40%	60%
02/2035 – 02/2036	30%	70%	02/2033 – 02/2034	27%	73%
02/2036 – 02/2037	15%	85%	02/2034 – 02/2035	13%	87%
02/2037 – 02/2052	0%	100%	02/2035 – 02/2050	0%	100%
02/2052 – 02/2059	100%	0%	02/2050 – 02/2057	100%	0%

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o	Capitalization Scenario:
Sobradinho	IPP	Quotas	Itumbiara	IPP	Quotas
2023 – 02/2032	90%	10%	2023 – 02/2030	80%	20%
02/2032 – 02/2033	75%	25%	02/2030 – 02/2031	67%	33%
02/2033 – 02/2034	60%	40%	02/2031 – 02/2032	53%	47%
02/2034 – 02/2035	45%	55%	02/2032 – 02/2033	40%	60%
02/2035 – 02/2036	30%	70%	02/2033 – 02/2034	27%	73%
02/2036 – 02/2037	15%	85%	02/2034 – 02/2035	13%	87%
02/2037 – 02/2052	100%	0%	02/2035 – 02/2052	100%	0%
•	Extension of concessions: Upside’s initial report did not consider the extension of the concession for the Tucuruí HPP due to the renegotiation of the hydrological risk. After meetings with DFPA, Upside amended its report in order to take into account the aforementioned extension, pursuant to REH ANEEL No. 2,923/2021, and consequently the modeling;
•	Taxes: Upside rectified the report and the modeling, after annotations by DFPA, as it was considering the full amounts of Income Tax (IR) for the Chesf and Eletronorte plants that benefit from the tax benefit of Sudene and Sudam, with a 75% deduction of the IR;
•	CDE payment flow: Both the report and the Upside modeling do not consider the CDE payment flow, as defined in Annex III of CNPE Resolution No. 15/2021.
•	Contributions to sectorial funds: After being alerted by DFPA, Upside rectified, in the modeling, the projection that initially considered monthly contributions and now considers annual contributions in January, as established in CNPE Resolution No. 15/2021;
•	Rebates from the calculation of the concession bonus: DFPA, initially, had not identified in the modeling the rebates from the concession bonus to the expense related to the supply of electricity for the São Francisco River Integration Project (PISF) with North-Northeast Drainage Basins, as dealt with in ¶ 6, art. 6 of Law 14,182/2021. Upside informed that such rebate is being deducted from the energy of the Paulo Afonso Complex and detailed this in its report;
•	Indemnity: In the beginning, Upside considered only the indemnification of the Tucuruí HPP. After being alerted by DFPA and considering the provisions of art. 2 of CNPE Resolution No. 15/2021, Upside corrected its report and modeling so as to consider indemnities for investments in the calculation of the concession bonus:

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o	not yet amortized related to the Basic Projects of the HPPs listed in Annex I of CNPE Resolution No. 15/2021; and
o	linked to assignable assets of the HPPs listed in Annex I of CNPE Resolution No. 15/2021, not yet amortized or not depreciated, of concessions covered by Law No. 12/783/20213, extended or not, whose calculation criteria and procedures were defined through ANEEL Resolution No. 596/2013, pursuant to art. 2 of Decree No. 7,850/2012.

4.	METHODOLOGY APPLIED BY Upside

To determine the added value and consequently the concession amount, Upside considered the Marginal Cash Flow methodology.

In this methodology, the Total Added Value of capitalization (𝑉𝐴𝑡𝑜𝑡𝑎𝑙) is equal to the aggregate individual Added Values (𝑉𝐴i) of each plant, with each plant deemed as a cash generating unit (CGU). So, you have:

The Added Value (VA), in turn, shall be calculated by the Discounted Cash Flow method using the difference of the net present value of the free cash flows for the firm (FCFF) of the Capitalization Scenario (𝐹𝐶𝐹𝐹IPP), the regime of IPP, and the Current Scenario (𝐹𝐶𝐹𝐹Quotas), quota system.

Where i= 1, 2, ..., 18, as there are eighteen plants that shall have a new concession grant under the IPP regime.

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Upside chose to use a single discount rate (WACC) for all cash generating units, in both scenarios, the Capitalization, and Quotas. Thus, it was assumed that the risks arising from the change in the energy trading regime in compliance with the new concession agreements shall be accounted for along the cash flow of the Capitalization Scenario, excluding the need to project two cash flows. Thus, several envelopes associated with different constraints were created, generating scenarios ordered in terms of Total Added Value, so that the greater their associated p-values, the more conservative the generated scenarios shall be. According to Upside, adopting a more conservative and smaller NPV would be equivalent to a bolder flow discounted at a higher discount rate.

The cash flow in the quota system and IPP was calculated as follows:

+ Annual Generation Revenue (RAG) - Operating Expenses (Opex) - Investments (Capex) - Sector Charges - Taxes = FCFFquotas	+ Revenue from the Sale of Energy - Operating Expenses (Opex) - Investments (Capex) - Short-Term Market Exposure (MCP) - Sector Charges - Taxes = FCFFIPP

Upside considered that, in the periods in which both energy trading regimes (Quotas and IPP) occur concurrently, some assumptions may be disregarded from the Marginal Cash Flow assuming that there is no change in its forecast from the change in the trading regime applied. These assumptions are Operating Expenses (Opex), Investment (Capex), and Sector Charges.

For the period in which there are no convergence of flows, that is, periods in which there shall only be a cash flow determination for one of the two scenarios (Current Scenario or Capitalization Scenario), the complete cash flow is considered.

When the trading regime is the same between the two scenarios, as there is a difference in energy traded between the regimes, as the flow of the Capitalization Scenario is applied to the new guaranteed power output, there is Value Added, which causes the Marginal Cash Flow does not assume null values. This case applies to the Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants.

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Thus, as the CGUs (Cash Generating Units) in the object of analysis is, in the Current Scenario, under specific energy trading regimes, and with different concession terms, the definition of the added value for each CGU is carried out separately.

For periods in which the Value Added is the difference between the Net Present Value of the Independent Energy Producer for the capitalization flow and the Net Present Value of the Independent Energy Producer of the current flow, the cash generation shall be deemed the marginal flow free from the firm resulting from the difference between the revised and current Guaranteed Power Output.

The analysis period for determining the Added Value is from January 2023 to December 2059. In other words, it is deemed that the new concession contracts shall be executed in December 2022 from the payment of the Grants, these contracts shall last until December 2052.

The additional period (from January 2053 to December 2059) refers to the extension of the concession of the Sobradinho and Itumbiara HPPs, which exceed the period of contracts signed in compliance with the Capitalization Scenario. These flows of the additional period, therefore, are considered in order to reduce the Concession amount.

4.1	TAXES

Regarding taxes, Upside adopted that the tax contribution is also marginal, that is, the taxable base shall be equal to the difference in operating income obtained from the difference between the Capitalization Scenario and the Current Scenario. This conclusion, therefore, excludes the need to include the discount of BRL20,000 per month for calculating the additional income tax, which is projected at the amount of 10% on a taxable basis.

The SUDENE/SUDAM benefit is taking into account the plants that hold the benefit, taking into account as free for the firm, that is, the 75% reduction in IRPJ is reported as in the marginal flow, directly impacting the calculation of the Total Added Value. The term of the benefits of 75% reduction of the IRPJ (Corporate Income Tax) is 10 years after the beginning of its enjoyment.

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4.2	INVESTMENT ASSUMPTIONS

Upside assumed that the investment assumptions should be treated in marginal terms, that is, the differences between the investments foreseen in the current concession agreements and after the new concession agreements.

For investments in the period of extension of the capitalization contract compared to the contract currently in force, data sent by the subsidiaries: CHESF, FURNAS, and ELETRONORTE were considered. According to official letters DE.E.017.2021, DG-01777-2021, CE-DO-0040/2021, CE-DE-027/2021, and CE-DO-083/2021.

The straight-line depreciation rate used was 2,486%, calculated by the projective weighted average expense for the period 2022 per asset according to the Impairment model of the Eletrobras group with an analysis dated September 2021. The effects of depreciation in the economic modeling are: (i) the tax savings caused by the reduction of the tax base on the marginal cash flow; and (ii) the calculation of the balance of fixed assets arising from these capitalizations at the end of the analysis horizon.

Due to the difficulties of uniting Capex for purposes of starting the depreciation charge only after the effective completion of the fixed asset and due to its low impact on the cash flow (equivalent to the product of the fixed balance by the monthly depreciation rate and the tax rate on the profit), the modeling considered the simplification of applying depreciation to the entire fixed balance of the immediately preceding month since the beginning of the first costing with Capex.

The remaining amounts of property, plant, and equipment at the end of the analysis were conservatively reversed by their historical residual book value, without application of monetary restatements.

4.3	OPERATING ASSUMPTIONS

The operating assumptions for the CGUs used in the model are: operating and administrative costs and expenses, sector charges, working capital, and technical losses of electricity generation.

For the operating costs of the period of extension of the capitalization contract compared to the contract currently in force, data sent by the subsidiaries: CHESF, FURNAS, and ELETRONORTE, according to official letters DE.E.017.2021, DG-01777-2021, CE -DO-0040/2021, CE-DE-027/2021, and CE-DO-083/2021 were considered. For the Tucuruí HPP, the impairment model with analysis date September 21 was considered. These costs, however, shall only be projected for the period in which there is no convergence or coexistence between the two flows (Capitalization Scenario and Current Scenario). For the convergence period, it is assumed that there is no change in costs and expenses.

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4.4	AMORTIZATION OF ADDED VALUE

The calculated Added Value shall be amortized over the term of the new concession agreement, that is, over 30 years from the base date.

The amortization of this amount shall affect the tax base calculated for the Marginal Cash Flow. By decreasing the tax base, the lower amount spent to pay taxes affects future cash flows, which in turn affects the calculated Added Value. Thus, the amount that shall be effectively paid for the grant shall be used for calculating the amortization.

4.5	ADVANTAGE ANALYSIS

After verifying the Total Added Value, based on the assumptions defined by Upside, and comparing with the results published by CNPE, an analysis of the advantage of the capitalization process shall be carried out, which shall be presented as results and awareness.

For the analysis of the advantage, the annual payments to the CDE shall be considered, as per Annex III of CNPE Resolution No. 15 of August 31, 2021, as well as the amounts that shall be paid to the funds (item II, article 4 of Law No. 14,182/2021), then the Marginal Flow shall be deducted from such annual payments, and the Total Added Value resulting from this analysis shall be the advantage of the implementation of Law 14,182 of July 2021 compared to the proposed base scenario.

4.6	concession bonus REBATES

The methodology considered the rebates from the granted bonus as established in item II, art. 4 of Law No. 14,182/2021, namely:

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•	expenses related to the revitalization of water resources in the São Francisco and Parnaíba river basins;
•	expenses related to the development of projects in the Amazon;
•	expenses related to projects in the area of influence of the Furnas hydro power plants reservoirs;
•	expenses to reimburse the economic value of the electricity supply for the São Francisco River Integration Project (PISF) with North Northeast Drainage Basins.

In addition to these deductions, the need for indemnification of non-depreciated or non-amortized assets was also considered, given that the concession of some plants, currently under the IPP regime, shall have its early termination. This amount was estimated in accordance with Eletrobras’ Complete Financial Statements of December 31, 2020. The indemnities related to the plants under the aegis of Law No. 12,783/2013, regulated by art. 10 of Decree No. 7,805/2012 and art. 2 of Decree No. 7,850/2012, have a balance recorded in December 2012, being corrected by IPCA up to the base date of the Upside modeling.

5.	ConsideraTIONS

DFPA (Economic and Financial Analysis Department) analyzed the Added Value and Concession Bonus calculation model, which used the Marginal Cash Flow methodology.

Regarding the Marginal Cash Flow methodology, it is understood that there is no obstacle to its use, however, one should pay attention to the implicit premise that the two flows have the same risk, which allows, as a consequence, the use of a one-time discount rate. This effectively materializes if the additional risks that the IPP regime incurs are being addressed in your cash flow. Thus, it should be noted whether the assumptions used by Upside are effectively giving adequate treatment to the additional risks of the new regime.

The concession of the Itumbiara HPP should have been extended on February 27, 2020 under the terms of Law No. 12,783/2013 and Law No. 13,182/2015, for thirty (30) years, which had not occurred.

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Furnas applied for an extension of the concession within the contractual term. ANEEL, through Dispatch No. 3,108/2020 published on November 10, 2020 recommended to MME the extension of the concession of the Itumbiara HPP under the terms of such laws.

It is important to highlight that Technical Note No. 756/2020-SCG/ANEEL of October 16, 2020, which supported ANEEL’s decision, defined the revenue value of the Itumbiara HPP as equal to BRL267 million, referenced to July 2020.

Source: Technical Note n° 756/2020-SCG/ANEEL of October 16, 2020

ANEEL’s technical staff, also through the aforementioned Technical Note, warned of the need to reassess the plant’s guaranteed power output amounts, in order to reflect the real parameters and operating conditions of the enterprise.

In this sense, the Ministry of Mines and Energy, through Ordinance No. 1,102/SPE/MME of December 8, 2021 defined the value of the guaranteed power output of the Itumbiara HPP at 948.9 averageMW, a value to be considered in the extension of the concession pursuant to Laws No. 12,783/2013 and No. 13,182/2015.

On December 13, 2021, the MME issued a Dispatch granting the request for extension of the concession of the Itumbiara HPP.

“I – grant, pursuant to art. 1 of Law No. 12,783 of January 11, 2013 and of art. 10 of Law No. 13,182 of November 3, 2015 the Request for Extension of the Concession Term of the Hydro Power Plant named Itumbiara HPP, part of Concession Agreement No. 04/2004-ANEEL, for Electricity Generation, entered into between the Federal Government and Furnas Centrais Elétricas S.A., for thirty years, starting on February 27, 2020, ending on February 26, 2050; and

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II – summon, by Official Letter, the Concessionaire to sign the Fourth Amendment to the Concession Agreement No. 04/2004-ANEEL, for Electricity Generation, within two hundred and ten days, counted from the call, sending it a copy of said Addendum.”

Therefore, the recent change made by the Granting Authority, both in the guaranteed power output and in the revenue of the Itumbiara HPP, shall impact the value added calculated by Upside for this HPP and the total value added, bringing changes in the concession amount to be paid and the capitalization of Eletrobras.

It is important to note that both the financial modeling and the Upside Report considered the extension of the concession of said HPP based on the guaranteed power output in force at the time of 964.9 MW average and on the estimated revenue of BRL513 million obtained from the impairment test of Furnas, which should be adjusted in light of the new information posted above.

In general, both the methodology applied by Upside for calculating the Added Value and Concession Bonus and the model used are satisfactory.

Finally, it is highlighted that DFPA continued to analyze the methodology for calculating the Added Value and the Concession Bonus and did not analyze the coherence and timeliness of the technical and regulatory assumptions used in the Upside model, nor the advantage of the business.

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________________________________ Marcos Barreto de Faria Pinho	________________________________ Leonardo Pereira Alves

________________________________ Flávia Xavier Cirilo de Sá ________________________________	________________________________ Tiago Rinaldi Meyer ________________________________

I agree:

_____________________________

Rodrigo Vilella Ruiz

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Economic and Financial Study

Calculation of the Grant Amount

A complete report detailing the assumptions and methodologies used to prepare the economic and financial model

Under Law 14.182/2021

CONTRACT No. ECE-DSS-4588/2021

OCTOBER 2021

UPSIDE FINANÇAS CORPORATIVAS LTDA.
Rua Barão do Triunfo, 612- Rooms 301 to 305
Brooklin - São Paulo - State of São Paulo - CEP (Zip Code): 04602–002
administrativo@upsidefinance.com.br
www.upsidefinance.com.br
Phone number +55 (11) 3016-1530

Classification: Confidential

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Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

Report on Detailed Methodology, Assumptions and Risk Factors

Summary

I.	Glossary	3
II.	Disclaimer	6
III.	Initial Considerations	9
III.1.	Justification of the Works	10
III.2.	About Upside	11
III.2.1.	Main Company Experiences	12
III.2.2.	Qualifications of Specialist Professionals	14
III.3.	Terms and Conditions of Hiring	16
III.3.1.	Terms and Contractual Obligations	16
III.3.2.	Scope of Work	17
III.3.2.1.	Definition of Power Plants	18
III.3.2.2.	Commercialization Methods	19
III.3.2.3.	Invitation to Bid Guidelines	21
III.4.	Structure of the Report	22
IV.	Legal and Regulatory Sensitivity Analysis	24
IV.1.	Extension of Eletrobras Grant	25
IV.2.	Right to Extend Eletrobras Grants due to the MRE	30
IV.3.	Hydrological Risk and Reservoir Capacity	32
IV.4.	Other risks implicit in the electric matrix	37
IV.5.	Analysis of Other Issues	38
IV.5.1.	Considerations regarding the possibility of challenging Law 14.182/2021 to delay Eletrobras' capitalization process	39
IV.5.2.	Conditions for implementing the normative privatization program and economic-financial balance	40
IV.5.3.	Considerations on litigation risks surrounding the privatization of Eletrobras	47
IV.6.	Conclusion	51
V.	Methodology	54
V.1.	Marginal Cash Flow and Grant Determination	54
V.2.	Weighted Average Cost of Capital (WACC)	59
V.2.1.	Definition of Beta (β)	61
V.2.2.	Risk-Free Rate, Market Premium and Country Risk, Brazilian and American Inflation	62
V.2.3.	Funding Costs (Kd)	63
V.2.4.	Optimal Capital Structure	64
V.2.5.	WACC - Results	65
V.3.	Recalculation of physical guarantees	66
V.4.	Pricing and Hydrological Risk Scenario	67
V.4.1.	General Aspects	67
V.4.2.	PLD	68
V.4.3.	Expansion	69
V.4.4.	Physical Guarantee	74

Classification: Confidential

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Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

Report on Detailed Methodology, Assumptions and Risk Factors

V.4.5. Demand Prospect (Load) 75
V.4.6. Restrictions of the System transmission and connection 79
V.4.7. Chain of models 80
V.4.8. Adjustment Methodology 84
V.4.9. Market Prices 86
V.4.9.1. Weighted Production Cost per Submarket (CPPS) 86
V.4.9.2. Forward Curves 89
V.4.10. Results 92
V.4.11. Application in the Financial Modeling 94
VI. Definition of Assumptions 98
VI.1. Macro-Economic Assumptions 98
VI.2. Fiscal and Tax Assumptions 99
VI.2.1. SUDENE/SUDAM Benefit 100
VI.3. General Assumptions of the Concessions 102
VI.4. Investment Assumptions 103
VI.5. Revenue Assumptions 106
VI.5.1. Revenues from power plants under law 12.783/2013 106
VI.5.2. Revenues from power plants under law 13.182/2015 107
VI.5.3. Revenue from independent energy producers 109
VI.6. Operation Assumptions 109
VI.7. Amortization of Value Added 112
VI.8. Deductions of the Grant bonus according to Law 14.182/2021 112
VI.9. Commercialization Assumptions for the Base Case 117
VI.9.1. P10 118
VI.9.2. P25 118
VI.9.3. P50 120
VI.9.4. P75 122
VI.9.5. P90 124
VII. Summary Analysis of the Risks 127
VII.1. Legal Notes 127
VII.2. Water and Regulatory Aspects 129
VII.3. Economic and Financial Risks 131
VII.4. Commercialization Risks 133
VII.5. Sensitivity factors for the base case 136
VIII. References 138

Classification: Confidential

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Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

Report on Detailed Methodology, Assumptions and Risk Factors

I. Glossary

Current Scenario: Cash flow considering the concession contracts in accordance with current legislation, without alteration, extension, renewal, or any modifications.

Capitalization Scenario: Cash flow after the capitalization of Eletrobras as determined by Law No. 14.182/2021, which replaces the current concession contracts with 30-year concession contracts considering the power plants as independent energy producers.

CPC: Abbreviation for Accounting Pronouncements Committee. Conceived from the union of efforts and communion of different accounting entities to ensure the international convergence of accounting standards.

CSLL: "Social Contribution on Net Income", federal income tax (after calculating the operating income).

BASE DATE: Refers to the Base Date considered to determine the Net Present Value, i.e., January 1, 2022.

DRE: Income Statement for the Year.

EBIT: Acronym for "Earnings Before Interest and Taxes". This is the profit before financial charges (interest payments) and taxes are discounted, an indicator that reflects the company's income before financial and tax deductions.

EBITDA: Acronym for "Earnings Before Interest, Taxes, Depreciation, and Amortization".

EBT: Acronym for "Earnings Before Tax", which corresponds to the difference between revenues and expenses, excluding taxes.

FCFF: Acronym for "Free Cash Flow to Firm". This is a measure of financial performance that indicates the cash generated after costs, taxes, and investments. It is commonly used for calculating project profitability without leverage.

Marginal Cash Flow: Refers to the difference, for each Cash Generating Unit (CGU), between the flow from the new concession contracts defined by Law No. 14.182/2021

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(Capitalization Scenario) and the pre-capitalization cash flow (i.e., before the effects of Law No. 14.182/2021 or Current Scenario). The marginal cash flow discounted by the discount rate to be defined (WACC) will result in the value added for each CGU.

GSF: "Generating Scaling Factor", Refers to the ratio between the volume of energy generated by the MRE plants and the total Physical Guarantee of these power plants, which is calculated monthly.

IR: "Income Tax", federal income tax (after calculating the operating income).

Financial Model: UPSIDE's economic and financial model for determining the Total Value Added and the Grant Bonus.

MM: Million.

MRE: "Energy Reallocation Mechanism", refers to the mechanism for sharing the risks associated with optimizing electricity resources of the National Interconnected System – SIN.

O&M: Operation and maintenance.

OPEX: "Operational Expenditure" and designates the amount that should be spent to keep the capital assets of a certain company in operation, namely equipment and installations.

Grant Bonus: Portion of the total Value Added destined: (i) 50% deducted from indemnities and revitalizations necessary for the Federal Government, with payment in a single installment, and (ii) 50% to the CDE, with payment flow to be defined by the CNPE.

PIS/COFINS: "Social Integration Program and Contribution to Financing Social Security", federal taxes levied on gross revenue in the non-cumulative regime.

TIR: "Internal Rate of Return", based on the annual free cash flow balance (investments + pre-operating expenses – net income), less depreciation and cash inflows and outflows from financing.

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Cash Generating Unit (CGU): Refers to the smallest identifiable group of assets that generate commercial returns. For this report, it refers to the analysis of each power plant (HPP, SHP) of the scope of analysis.

Value Added: It refers to the marginal income referring to the difference between the Capitalization Scenario and the Current Scenario in the present value for each cash generating unit.

Total Value Added: It refers to the sum of the values added for all the power plants analyzed in this report.

NPV: "Net Present Value" is the sum of future free cash flows and a residual value, brought to the present value at a certain discount rate.

WACC: Acronym for "Weighted Average Cost of Capital". It represents the discount rate to be used to determine the discounted cash flow available to the firm. Determined by the opportunity cost of shareholders and the cost of third-party capital, weighted by their amounts.

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II. Disclaimer

Upside Finanças Corporativas Ltda. ("Upside") was contracted by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company") to provide specialized services to support the decision of the senior management, which aims to define the grant amount in the possible privatization process of the Company, establishing scenarios, evaluating the positive and negative impacts related to the submission of Provisional Measure (MP) 1.031/21 by the Ministry of Mines and Energy (MME) to the House of Representatives, as well as relevant fact published by Eletrobras on 02/23/2021, and possible regulatory alternatives, as provided for in the Invitation To Bid of Electronic Auction DSS No. 10/2021 ("Invitation To Bid") and its Exhibits. This Economic and Financial Study Report - Calculation of the Grant Amount ("Report" or "Study") was prepared by Upside based on information and assumptions provided by the Company, as well as on public information ("Information"), without its independent verification.

The Information used is exactly that presented or discussed by the Company with Upside and, in preparing the Report, it was considered that the Information reflects the Company's most accurate assessment of the business and the markets in which it operates. Upside adopted that the Information is true, accurate, complete, and sufficient and that no other information that could be relevant in the scope of the work was made available to Upside; therefore, no evaluation, verification, or inference on the Information was performed, so Upside undertakes no responsibility for independent investigations into the Information.

This Report does not represent a proposal, request, advice, or recommendation from Upside about any investment or divestment decision, of any nature, present, or future ("Transaction"). Also, Upside did not provide legal, accounting, auditing, tax, fiscal, or regulatory services regarding this Report.

Upside's analysis does not include legal, contractual, environmental, land, corporate, tax, accounting, fiscal, and/or technical audit services; thus, Upside will only be responsible for the advisory services provided within its scope of work, as established in the Invitation To Bid, not including the verification and criticism of any

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assumptions and other legal, contractual, environmental, land, corporate, engineering, tax, accounting, fiscal and/or technical data not expressly contracted. Eletrobras shall carry out its own independent analysis of the aspects not expressly contracted, directly or through specialized consultants.

The base date used in this Report is January 1, 2022, and the Report was concluded on October 5, 2021. This Report is based on Information made available to Upside until the date of its conclusion, considering the market, economic, and other conditions as they were presented and how they can be evaluated up to the completion date. Although future events and other developments may affect the conclusions presented in this Report, Upside has no obligation to update, revise, rectify, or revoke this Study, in whole or in part, because of any development or information made available after the completion date or for any other reason or subsequent event, unless expressly mentioned in the contract.

In addition, this Study may contain forward-looking statements, forecasts, estimates, and projections ("Forward-Looking Statements"). Upside does not undertake any responsibility regarding the Forward-Looking Statements contained in this Report, nor regarding their correctness, accuracy, completeness, and sufficiency, as well as the format they present. The financial calculations contained in this Report themselves may not result in an accurate sum due to rounding.

As the analysis and figures are based on forecasts of future income provided by the Company, they do not necessarily suggest the realization of actual financial income, which may be significantly more or less favorable than those indicated in the Report. If any of the premises listed does not materialize or if, in any case, the Information proves to be incorrect, incomplete, insufficient, or inaccurate, the conclusions of this Report may change substantially. Considering that these analyses are intrinsically and inevitably subject to uncertainties, being based on various events and factors beyond our control and the control of the Company, Upside will not be held liable if future incomes are substantially different from those incomes presented in this Report.

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All financial projections that have been and will be made for Eletrobras and made available by Upside have been or will be prepared in good faith, based on reasonably acceptable assumptions.

The Report must be read and interpreted considering the restrictions mentioned herein; therefore, it does not constitute a judgment, opinion, or recommendation to any Interested Parties and third parties regarding the convenience, fairness of price, or opportunity of any Transaction. Upside, therefore, does not undertake and is not responsible for any damage or loss, direct or indirect, or loss of profits that may arise from this Report.

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III. Initial Considerations

This Study is part of the process of Eletrobras' privatization. On February 23, 2021, the federal government delivered to the National Congress the Provisional Measure (MP) No. 1.031/2021, to allow the National Bank for Economic and Social Development (BNDES) to proceed with studies to structure the capitalization of Eletrobras.

After the regular procedure in both Houses of the National Congress, the House of Representatives approved Provisional Measure (MP) 1.031/2021 on June 21, 2021, which was submitted for approval of the Brazilian Presidency. On July 12, 2021, such Provisional Measure was converted into Law No. 14.182/2021, with vetoes by the Brazilian Presidency.

In the period between the publication of Provisional Measure No. 1.031/2021 and the publication of Law No. 14.182/2021, Eletrobras released the Invitation To Bid of Electronic Auction DSS No. 10/2021 ("Invitation To Bid") for *"hiring specialized services to support the decision of the senior management, which aims to define the value of the grant in the possible privatization process of the Company, establishing scenarios, evaluating the positive and negative impacts related to the submission of Provisional Measure 1.031/21 by the Ministry of Mines and Energy (MME) to the House of Representatives, as well as the relevant fact published by Eletrobras on 02/23/2021, and possible regulatory alternatives, according to the conditions established in the Invitation To Bid"*.

In this context, according to Contract No. ECE-DSS-4588/2021 ("Contract"), entered into on July 7, 2021, Upside was hired by Eletrobras to calculate the value of the grant in the Company's privatization process, in support of the decision of the high management of Eletrobras.

That said, this chapter will expose the context of the work that resulted in this Report.

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III.1. Justification of the Works

Initially, it is observed that Law No. 14.182/2021 conditioned the privatization of Eletrobras to the granting of new generation concessions and attributes to the National Energy Policy Council (CNPE), chaired by the Minister of State for Mines and Energy (MME), the competence to calculate the value added and the consequent grant bonus.

Indeed, at an extraordinary meeting held on August 31, 2021, the CNPE determined, under CNPE Resolution 15/2021, that the grant bonus to be paid to the Federal Government will be R$ 23.2 billion. At the same time, it established that R$ 29.8 billion of the value added would be allocated to the Account for Energy Development (CDE), as determined by Law No. 14.182/2021.

However, while the calculation had not yet been determined, Eletrobras opted for an independent advisory through a specialized consultancy for this scope to add knowledge and experience so that a better analysis of the capitalization proposal can be carried out to support the decision of the Board of Directors of Eletrobras.

This hiring is justified because, as described in the Invitation to Bid, good Corporate Governance is measured by the four pillars Corporate Responsibility, Accountability, Equity, and Transparency. Thus, the company must conduct its business to perpetuate itself and must ensure its economic and financial viability, reduce negative externalities and increase the positive externalities of its business and transactions, considering, in its business model, the various capitals (financial, human, intellectual, etc.) of the company in the short, medium, and long term.

It is noteworthy that, despite the BNDES having the competence to execute and monitor the privatization process (art. 1, Paragraph 3 of Law No. 14.182/2021), Eletrobras is responsible for contracting the specialized technical services necessary to carry out the issue and public offering of shares, as well as adopting the other measures necessary to implement the capitalization, according to art. 1, paragraph 1, items III and IV, of CPPI Resolution No. 176, of April 27, 2021.

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Therefore, the by Eletrobras, with the assistance of an independent advisor, is an adequate measure to the current legislation, as well as the Company's own due diligence.

That said, the history and main experiences of the consultancy advising Eletrobras and which prepared this Report are highlighted below.

III.2. About Upside

Upside was founded in June 2000 by Humberto Bizerril Gargiulo, previously an executive at large national and international financial institutions such as Unibanco, Banco Santander, Citibank, Lloyds, and Chase.

Upside was a pioneer in advising the largest agents in the electricity sector and has in its track record operations of great relevance, such as the funding and advisory services at auction for the Belo Monte HPP (11,233.1 MW), Substations and Transmission Lines of the Complex Madeira River Hydroelectric (2,300 Km), First Project Finance with China Development Bank in the country and Petrobras' Logum pipeline.

Since its foundation, Upside independently advises the most diverse investment decisions in the infrastructure area, promoting debt and equity structuring solutions with national and international sources.

During its more than 20 years of operation, Upside has already provided services to the main companies in the infrastructure sector, such as Ecovix, Duke Energy, Planova, CPFL, Eletronorte, Eletrosul, BR Distribuidora, Desenvix (currently Stratkraft Energias Renováveis), CEEE, Norte Energia, Chesf, Furnas, Sinop, State Grid, Engie Camargo Correia, GE.

With remarkable expertise in advising on Public Concession Auctions, Economic and Financial Analysis, Business Plans, Corporate and Structured Finance, Due Diligence, Project Finance, Issue of Technical Reports, structuring of public-private partnerships, Mergers and Acquisitions (M&A) and Valuation, Upside has a

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position with the largest banks in the sector in the Anbima Ranking of Project Financing from 2011 to 2019, occupying the 1st place as an Independent Financial Advisor.

In addition to being a pioneer in advising large agents in the infrastructure sector throughout the country, Upside advised, in total, R$ 11.76 billion in Valuation and M&A. Added to the other scopes of the company's work, the value of projects advised exceeds R$ 102.9 billion, divided into 135 transactions.

Upside is committed to the highest standards of integrity and business ethics and, convinced that the best path requires good practices and corporate governance, has invested in hiring a Compliance Officer and in the following management and internal control tools: Code of Conduct, Ethics Channel, Due Diligence of Business Partners, and Training in Business Ethics - Compliance.

III.2.1. Main Company Experiences

Table 1 below lists Upside's main experiences throughout its twenty-one (21) years of operation.

Table 1: Upside's Main Experiences

Contracting Party	Project	Description	Transaction Value	Year
Furnas	Tijoá Participações	Economic and financial evaluation of Tijoá Energia.	CONFIDENTIAL	2020
CEEE-GT	Lot 6 of the Transmission Auction (LT) ANEEL 001/2020	Financial advisory service at auction for granting a government service concession through a bidding process in the form of an auction.	191,950,000.00	2020
CEEPower and Brafer	Litoral Sul Transmissora de Energia (LSTE)	M&A advisory on the sale of LSTE to EDP Energias Renováveis.	405,000,000.00	2019
CES	HPP Sinop	Advisory in the long-term fundraising process (issue of simple debentures)	236,000,000.00	2018
State Grid	Canarana Transmissora de Energia	Advisory on ANEEL Transmission Auction and Advisory on Fundraising (BNDES)	180,980,000.00	2018
State Grid	Paranaita Ribeiraozinho Transmissora de Energia	Advisory on ANEEL Transmission Auction and Advisory on Fundraising (BNDES)	922,670,000.00	2018

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Eicomnor Engenharia, leader of the Consortium	PMI CGP No. 01/2017 - Public Lighting System of the Municipality of Nova Mutum - MT	Studies for the restructuring, expansion, maintenance, modernization, and operation of the Public Lighting System in the Municipality of Nova Mutum (MT), including analysis of technical, economic and financial and legal feasibility of carrying out a PPP.	234,261,789.00	2017
Furnas	thirty-five (35) projects between wind, thermoelectric, photovoltaic, and hydroelectric	Specialized consultancy in corporate finance to provide technical support to the financial area, update the business plan and financial studies.	CONFIDENTIAL	2017
CES	HPP Sinop	Advisory on the long-term fundraising process (BNDES)	1,460,000,000.00	2016
Ecovix	RG Estaleiros S.A; RG Estaleiros ERG 1; S.A.; RG Estaleiros ERG 2 S.A.; RG Estaleiros ERG 3 Industrial S.A.	Economic and Financial Feasibility Analysis	2,774,200,000	2015
CES	HPP Sinop	Advisory in the short-term fundraising process (issue of simple debentures)	300,000,000.00	2015
CES	HPP Sinop	Auction Advisory	1,780,000,000.00	2014
Petrobras Distribuidora S.A.	Logum Logística S.A.	Feasibility analysis and economic and financial profitability of the company Logum Losgística S.A.	CONFIDENTIAL	2013
Norte Energia	HPP Belo Monte	Financial Advisor in the preparation of Economic and Financial Projects and the structuring of Financial Operations aimed at long-term fundraising from the BNDES.	22,500,000,000.00	2013
Energen Energias Renováveis S.A.	Barra dos Coqueiros Wind Farm	First Project Finance with the China Development Bank (CDB) in Brazil on long-term fundraising for the implementation of the Farm.	56,000,000.00 (USD)	2012
Norte Energia	HPP Belo Monte	Advisory in the short-term fundraising process (BNDES), with (i) development of the economic and financial model; and (ii) support in reviewing and discussing the contract.	1,087,000,000.00	2011
Norte Energia	HPP Belo Monte	Advisory on Auctions, contracting suppliers, attracting investors, and defining the financing structure of HPP Belo Monte.	26,000,000,000.00	2010
Eletronorte	UTE Barcarena	Due Diligence to assess the feasibility of implementation	2,680,000,000.00	2007
Eletrosul	HPP Salto Pilão	Contract 1: Economic Engineering; Sensitivity Analysis (with break-even), Energy Price Variation and price sensitivity and Project Finance structure; Contract 2: Economic and financial consistency report.	377,600,000	2005
Eletrosul	HPP Cubatão	Consulting Engineering Services for the Analysis/Assessment of Feasibility, Preliminary Price Analysis, and contractual and regulatory aspects of Cubatão Hydroelectric Power Plant Project.	136,700,000	2005
CAE South America Flight Training do Brasil Ltda.	CONFIDENTIAL	Economic and financial assessment for the purchase of a logistics company located in Chile. The name of the company is CONFIDENTIAL.	CONFIDENTIAL	2004

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III.2.2. Qualifications of Specialist Professionals

In alphabetical order:

Edinaldo Paulo Tenório V. do Amaral – Graduated in Law from the Federal University of Pernambuco (UFPE) and took a course in Project Finance from the Brazilian Association of Infrastructure and Basic Industries (Abdib). He is currently a partner at Amaral, Paes de Andrade e Figueirêdo Advogados, specializing in public law, with experience in Administrative, Constitutional, Economic, and Regulatory Law. Its expertise includes the structuring of concession projects and legal advisory for companies participating in public competitions.

Edvaldo Santana – Ph.D. in Production Engineering from the Federal University of Santa Catarina. Full Professor at UFSC from 1994 to 2013. Market Superintendent at ANEEL between 2000 and 2005. Officer of ANEEL for two terms of office between 2005 and 2013. CEO of ABRACE between 2016 and 2019. Vice President of Strategies and New Business at Electra Energy until March 2020. Lattes Curriculum: http://lattes.cnpq.br/7860414535351286

Gustavo Oshiro Henriques - Professional of the Execution Team. He has over ten (10) years of experience, and his curriculum includes activities related to corporate finance in Brazil, such as advisory, structuring, and fundraising via banks and capital markets, highlighting the operations of State Grid Brazil Holding and HPP Sinop. Bachelor in Economics from the University of São Paulo (USP), he has experience developing economic and financial models and tools for Project Finance, project evaluation and analysis. Coordinated the preparation of appraisal reports, financial due diligence, sectorial and macroeconomic technical notes. He led participation in financial advisory services for infrastructure concession auctions.

Humberto Bizerril Gargiulo - Leadership Professional. With more than forty (40) years of experience, he has in his resumé, in the last five (5) years, activities related to Valuation of the following energy companies in Brazil: HPP Sinop, Transmissora Porto Alegrense de Energia (TPAE), Transmissora Delmiro Gouveia (TDG), Extremoz Transmissora Do Nordeste (ETN), Pantanal Transmissão S.A., Firminópolis Transmissão S.A., Caldas Novas Transmissão S.A., and Paineira Participações e

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Empreendimentos Ltda. (according to its shareholding in SHPs, EOLs, and HPPs). In addition to the last five (5) years, the professional coordinated the Valuation service of Rio Grande Estaleiro (for Ecovix), of Linha Verde Transmissora de Energia S.A. (LVTE), three (3) wind projects (for Cemig), UTE Barcarena (for Eletronorte), and confidential electric energy generation projects (for CPFL). Post-Graduated in Management Development by PDG and founder of Upside Finance, he has experience in finance, accounting, and risk analysis. He holds a bachelor's degree in law from the University of São Paulo and has worked with Treasury, Capital Markets, and Corporate Finance in global financial groups such as Citibank, Lloyds, and Chase. Former Officer of Corporate Products at Unibanco, Executive Director of Structured Finance at Banco Santander and visiting speaker at IBMEC-SP and FGV-SP.

Leontina Pinto – Electrical Engineer from the Federal University of Rio de Janeiro – UFRJ (1979), Master in Systems Engineering in Optimization (COPPE-UFRJ, 1981), and Ph.D. in Applied Mathematics (IM/UFRJ, 1986). She was a researcher at the Centro de Pesquisas de Energia Elétrica CEPEL, a professor at COPPE/UFRJ and PUC/RJ. She is currently Executive Officer of Engenho Pesquisa, Desenvolvimento e Consultoria. With over 30 years of experience in the electric energy market, the expert has more than 300 published works. Among the main lines of research are: system planning and reliability, optimal management of energy systems, the study of geomagnetic phenomena, models for risk analysis, models for forecasting climate scenarios, models for forecasting futures market, and energy trading scenarios. Lattes Curriculum: http://lattes.cnpq.br/9577413795829532

Lucas Pimentel – Lawyer, specializes in energy law, focused on structuring electric energy generation projects and consulting advisory in energy law and regulatory law. Graduated in Law at the Federal University of Pernambuco. Post-Graduate at LLM in Business Law at Fundação Getúlio Vargas – FGV. Former Coordinator of the Energy Law Commission of the Escola Superior de Advocacia de Pernambuco – ESA/PE. Secretary for Regulatory Affairs at the National Institute of Clean Energy – INEL.

Matheus Brandão Schmidt – Support Team Professional. Graduated in Business Administration at Faculdade de Economia e Administração da Universidade

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de São Paulo (FEA-USP). In 2020, he joined Upside Finance as an intern and, in 2021, he assumed the position of analyst, carrying out economic and financial modeling, preparation of presentations and reports, support in M&A transactions through the sell-side, support in fundraising processes (Project Finance and Corporate Finance) and customer relationship management.

III.3. Terms and Conditions of Hiring

Eletrobras published the Invitation To Bid for contracting specialized services aiming to define the grant value in the possible privatization process, to assist the Company's senior management in its decision-making. After winning the bid, Upside ("Contracted Party") entered into, on July 7, 2021, the contract with Eletrobras ("Contracting Party"). Now, therefore, the main terms and conditions of this contract will be explained below.

III.3.1. Terms and Contractual Obligations

Although the Contract was entered into on July 7, 2021, there was a condition precedent linking the Contract's validity to the conversion of Provisional Measure No. 1.031/2021 into law, according to clauses Three - Deadlines and Twenty - Condition Precedent of the Contract. Consequently, the term of effectiveness of the Contract began on July 12, 2021, the date of conversion of Provisional Measure No. 1.031/2021 into Law No. 14.182/2021.

Regarding the execution period, the Contract established ten (10) weeks, and the first meeting between Upside and Eletrobras, in which Eletrobras provided Upside with the operational guidelines for the work, took place on July 20, 2021. Therefore, in the week of July 12 to 16th, 2021, the provision of services had not yet started by the Contracting Party, so that the counting of the execution period started in the following week - from July 19 to 23rd, 2021.

Additionally, because of the contractual relationship, both parties have obligations that must be observed for the correct progress of the work and compliance

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with the stipulated deadlines. Thus, note that, according to Clause Nineteen of the Contract, Eletrobras' obligations are as follows:

- 19.1. Upon faithful compliance with the agreed conditions, **ELETROBRAS** shall pay the **CONTRACTED PARTY** to execute the service.
- 19.2. Facilitate, promptly for the **CONTRACTED PARTY**, the access to documents and/or information available to it, which may be necessary for the execution of the services.
- 19.3. Provide the **CONTRACTED PARTY's** physical access to **ELETROBRAS** facilities.
- 19.4. Guide the **CONTRACTED PARTY** regarding the indication of possible sources of information, which may be necessary for the execution of the service.
- 19.5. Appoint a responsible employee to monitor the execution of the Contract.
- 19.6. Notify the **CONTRACTED PARTY** about any irregularities found in the execution of the subject matter.

III.3.2. Scope of Work

At first, it is highlighted that the scope of Upside's work, according to the Invitation to Bid, consists of supporting the decision of the high management of Eletrobras, aiming to support the Company in the discussions on the value of the grant in the possible privatization process.

It is important to highlight that, as mentioned in item III.1 - Justification of the Works, the calculation of the grant was determined by the National Energy Policy Council (CNPE), chaired by the Ministry of Mines and Energy (MME), at an extraordinary meeting held on August 31, 2021.

In these terms, the service provided by Upside consists of an independent analysis of the Contracting Party's cash flows, considering the current legislation related to the privatization process. The purpose is to provide technical support to Eletrobras management concerning economic and financial aspects so that the Company has greater security in the analysis of the calculation determined by the

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CNPE and promoting discussions related to said calculation, from a rational and regarding the considered premises.

III.3.2.1. Definition of Power Plants

According to art. 1 of Law No. 14.182/2021, the privatization of Eletrobras is subject to the granting of new concessions for Concession Contracts No. 007/2004-ANEEL-Eletronorte and No. 004/2004-ANEEL/Furnas. In addition, the Federal Government is authorized to grant new concessions for concessions under the ownership or control, directly or indirectly, of Eletrobras, which have been extended under the terms of art. 1 of Law No. 12783/2013 (art. 2, item I, of Law No. 14.182/2021), as well as for the Sobradinho HPPs (art. 2, item II, of Law No. 14.182/2021) and Itumbiara (art. 2, item III, of Law No. 14.182/2021).

As for the concessions mentioned in the articles above, it should be noted that the Concession Contract No. 007/2004-ANEEL-Eletronorte, of November 12, 2004, grants Centrais Elétricas do Norte do Brasil S.A. – Eletronorte the exploitation of the hydroelectric potential of Tucuruí power plant and, through the Second Amendment to Concession Contract No. 007/2004-ANEEL-Eletronorte, of April 10, 2006, the Curuá-Una plant was included in this contract.

Also, pursuant to Concession Contract No. 004/2004-ANEEL-Furnas, dated on November 12, 2004, the state-owned company Furnas – Centrais Elétricas S.A. is the concessionaire of the Corumbá I, Estreito, Funil – RJ, Furnas, Marimbondo, Porto Colômbia, Itumbiara, and Mascarenhas de Moraes power plants.

Regarding the concession grants extended under Law No. 12783/2013, it is noted that the exploitation of the Coaracy Nunes power plant was granted to Eletronorte by Concession Contract No. 002/2012-ANEEL-Eletronorte, dated on May 7, 2012, and extended under the terms of the First Amendment No. 002/2012-ANEEL-Eletronorte, signed on December 4, 2012.

Also, with regard to the grants of extended concessions, the Concession Contract No. 006/2004-ANEEL-CHESF, of November 12, 2004, grants Companhia

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Hidroelétrica do São Francisco - CHESF to explore the electric energy generation of Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Sobradinho, Funil, and Pedra.

At this point, the First Amendment to the Concession Contract No. 006/2004-ANEEL-CHESF, signed on December 4, 2012, extended the concession of the power plants of Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Funil, and Pedra, according to Provisional Measure (MP) No. 579/2012 – later converted into Law No. 12783/2013. The concession of HPP Sobradinho, in turn, was extended under the Third Amendment to the Concession Contract No. 006/2004/ANEEL/CHESF, of December 16, 2015, based on Law No. 12783/2013.

Therefore, the power plants that will be considered in this Study are: Boa Esperança (CHESF), Apolônio Sales (CHESF), Paulo Afonso I (CHESF), Paulo Afonso II (CHESF), Paulo Afonso III (CHESF), Paulo Afonso IV (CHESF), Luiz Gonzaga (CHESF), Xingó (CHESF), Sobradinho (CHESF), Funil (CHESF), Pedra (CHESF), Coaracy Nunes (Eletronorte), Tucuruí (Eletronorte), Curuá-Una (Eletronorte), Corumbá I (Furnas), Estreito (Furnas), Funil – RJ (Furnas), Furnas (Furnas), Marimbondo (Furnas), Porto Colômbia (Furnas), Itumbiara (Furnas), and Mascarenhas de Moraes (Furnas).

Considering the above, the guidelines to be observed in the provision of services in reference are detailed below.

III.3.2.2. Commercialization Methods

During the execution of the works that comprise the scope of Upside, it will be necessary to consider the form of energy commercialization of each power plant subject matter of the analysis, for which the possible options are: (i) the Quota Regime; (ii) the guidelines established in Law No. 13182/2015; or (iii) the provisions applicable to the Independent Electric Energy Producer (IEEP).

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The Quota Regime – governed by Law No. 12783/2013 – is the one in which the electric energy generator provides a Physical Guarantee of energy and power of the hydroelectric power plant and, in return, receives the Annual Generation Revenue (RAG). The RAG is an amount in Reais (R$) subject to adjustments for unavailability or generation performance, comprising the regulatory costs of operation, maintenance, administration, remuneration, and amortization of the hydroelectric power plant, adjusted annually in July, in addition to being revised every 5 years. From the power plants subject matter of this Study, the following are under this energy commercialization regime: Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Funil, Pedra, Coaracy Nunes, Corumbá I, Estreito, Funil – RJ, Furnas, Marimbondo, and Porto Colômbia.

To provide resources for the implementation of electric energy projects, Law No. 13182/2015 authorized the state-owned companies Companhia Hidro Elétrica do São Francisco and Furnas Centrais Elétricas S.A. to participate, respectively, in the Northeast Energy Fund (FEN), and the Southeast and Midwest Energy Fund (FESC). The power plants subject matter of this work submitted to Law No. 13182/2015 are Sobradinho (CHESF) and Itumbiara (Furnas).

In summary, part of the revenue from contracts of power plants governed by this law entered into in the Free Contracting Environment (ACL) are destined to the FEN or FESC, according to specific conditions, not mentioned herein, under art. 10, Paragraphs 16 and 18, and art. 22, Paragraph 16, of Law No. 11.943/2009 (amended by art. 5, Law No. 13.182/2015). Also, by Law No. 13182/2015, as of 2030, in the case of Itumbiara (art. 10, Paragraphs 4 and 16), or 2032, for Sobradinho (art. 5, which amends art. 22, Paragraphs 3 and 4, of Law No. 11943/2009), the amounts of contracted energy would be uniformly reduced at the rate of one-sixth each year, such reductions being subject to the allocation of physical guarantee quotas of energy and power (Quota Regime).

However, with the privatization of Eletrobras, the Sobradinho and Itumbiara regime, and the other power plants that are the subject matter of this Study will

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continue to be operated for independent production according to art. 3, item II, of Law No. 14.182/2021.

Regarding the regime above, Law 9.074/1996 (art. 11 and 12) grants special conditions for Independent Electric Energy Producers (IEEPs) based on cogeneration units. Under this law, IEEP is anyone who receives a concession or authorization to produce electric energy for the sale of all or part of the electric energy produced at his/her own risk and expense. As for this analysis's power plants subject matter, the HPPs Tucuruí, Curuá-Una, and Mascarenhas de Moraes are considered IEEPs.

III.3.2.3. Invitation to Bid Guidelines

As established in the Invitation to Bid, all methodologies and assumptions used and necessary for the development of the work, which will be established based on the applicable legislation and regulations in force, and public information (not including reserved information), will be validated by Eletrobras. Among them, it is cited, without limitation: (i) physical guarantee of hydroelectric power plants; (ii) hedge for hydrological risk mitigation (GSF) in the operating regime for independent production; (iii) electrical losses; (iv) energy price; (v) quota revenue; (vi) discount rate; (vii) risk premium; (viii) taxes; and (ix) business risk analysis.

As for the projection of prices for energy commercialization, according to the Invitation to Bid, it will be based on market research for the concession period, together with a methodology commonly used in the market to project long-term prices.

Furthermore, according to instructions in the Invitation to Bid, the calculation of the new Physical Guarantee of the hydroelectric power plants involved in the process will be carried out using the methodology established in the current legislation, considering the base case (decks of the computational models involved in the calculation) and the specific assumptions considered by the Energy Research Company for the calculation, both subject to the availability of public information (not reserved). It is noteworthy that, in the provision of services, the legislation and regulations in force throughout the Contract term will be considered.

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Finally, as extracted from the Invitation to Bid, the deliverables for the provision of services are described in the following table:

Table 2: Deliverables of the Provision of Services

ITEM	PRODUCT
1	Economic and financial model, prepared in Excel, unlocked, without hidden tabs, and with all available formulas, for calculating the grant amount, quantifying the financial impact using the discounted cash flow methodology. Input data are defined under Provisional Measure 1.031/2021 and the relevant fact published by Eletrobras on 02/23/2021. Since these data are subject to change, the model should allow for appropriate variations. The model should predict, by power plant, the discounted cash flow of the current scenario of exploration by quota regime and independent production regime.
2	Tutorial for using and updating the economic and financial model for calculating the grant value of item 1.
3	A complete report detailing the assumptions and methodologies used (which must take into account the terms of current legislation and regulations applicable to the case) to prepare the economic and financial model. In Portuguese and English.
4	Report with the analysis of attractiveness scenarios for Eletrobras considering the subject matter of Provisional Measure 1.031/2021, observing the costs, risks (taking into account the applicable legislation in force, such as but not limited to ANA, ANEEL, etc.) and benefits associated with the change to free market, quantifying the financial impact using the discounted cash flow methodology. Explain the critical variables that influence the advantage, or not, under the change of operating regime for independent production, from the point of view of Eletrobras. In Portuguese and English.
5	a) Final revised model foreseen for product 1, considering the legislation, regulations, and final regulations issued on capitalization modeling. b) Final report that must evaluate, in addition to the abovementioned topics, the data that will be sent by the competent authority to define the added value of the grants of the new concession contracts under the terms of current legislation and regulations. In Portuguese and English.
6	Eight (8) executive meetings were held, with the preparation of specific material, within the scope of the previous items, with members of the Executive Board and Management Directors.

Source: Eletrobras Invitation to Bid.

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III.4. Structure of the Report

This Study aims to present the legal and regulatory aspects, the methodology, the assumptions used, and the risk factors associated with the calculation of the Grant amount according to Law No. 14.182/2021.

The Study starts in Chapter IV - Legal and Regulatory Sensitivity Analysis by a risk analysis of legal issues, which examined the matters of extension of the grant, right of extension of the grant, hydrological risk, and other points, as well as the indication of their possible impacts on the cash flow to be worked.

The report follows the presentation of the methodology in Chapter V, which will be discussed in terms of setting up the proposed financial flow in section V.1, preparation of the discount rate in section V.2, timely presentation of the physical guarantee values used in section V.3 and, finally, the energy forecast aspects in section V.4 of the projected values of GSF, PLD, and price curve.

In Chapter VI - Definition of Assumptions, the premises used in this Study will be explained to define, for the Current Scenario and the Capitalization Scenario, the general assumptions of revenues, operating costs and expenses, macroeconomic, tax and fiscal, and the sector charges applicable to the Cash Generating Units (CGU). This chapter ends with the exposition of section VI.9, which presents, for the Base Case, the marketing strategy and the different p-values of the elaborated curves from the methodologies discussed in the previous chapter.

Finally, in Chapter VII - Summary Analysis of the Risk, all analyzes are summarized and mapping the risks addressed in this report and pointing out the directions for the awareness-raising that will be carried out because of the work.

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IV. Legal and Regulatory Sensitivity Analysis

Although Upside is not directly engaged in the assessment of legal issues, analyzing certain aspects related to the capitalization model provided for in Law No. 14.182 is relevant to indicate the risks associated with this scenario, considering the current legislation and regulation applicable, as per Exhibit I - Terms of Reference of the Invitation to Bid. Thus, within our analysis, we took into account the following themes:

- Extension of Eletrobras Grants. Form of extension of the Eletrobras HPP concession grants set forth in Law 14.182/2021 and applicable regulatory regimes.

- Right to Extend Eletrobras Grants due to the MRE. Eletrobras acquired the right to extend HPP grants, as established in REN ANEEL 2.919/2021 and REN 2932/21. Define which treatment will be given to the Tucuruí, Itumbiara, Mascarenhas de Moraes, and Sobradinho HPPs, considering that the extension of their concession grants was already expressly established before Law 14.182/2021.

- Hydrological Risk – Impacts in case the expectation of modifications in the current settings of the Energy Reallocation Mechanism – MRE does not occur because of the entry into operation of new Thermoelectric Power Plants as provided for in Paragraph 1 of Art. 1 of Law 14.182/2021, contracted with 70% inflexibility.

- Analysis of Other Points. Analysis of other regulatory and legal points that may impact the privatization of Eletrobras.

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IV.1. Extension of Eletrobras Grant

Law 14.182/2021, through art. 1, expressly provides for conditions, faculties, and requirements related to the privatization of Eletrobras and the extension, by the Federal Government, of certain HPP concessions currently linked to the company:

> *"Art. 1 The privatization of the company Centrais Elétricas Brasileiras S.A. (Eletrobras) will take place under the terms of Law No. 9.491 of September 9, 1997, and of Paragraph 1 of this article and will be* ***subject to the granting of new electric energy generation concessions under Concession Contracts No. 007/2004-Aneel-Eletronorte, signed by the Federal Government e Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP),*** *signed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas), subject to the rules and conditions established in this Law.*
>
> *Paragraph 1 The privatization of Eletrobras will be carried out in the form of the capital stock increase, through the public subscription of ordinary shares with a waiver of the subscription right by the Federal Government, and* ***the granting of new electric energy generation concessions will be carried out for thirty (30) years, from the date of signature of the new agreements referred to in the caput of this article****, and the contracting of thermoelectric generation powered by natural gas will be carried out by the granting authority, in the form of a capacity reserve auction referred to in art. 3 and 3-A of Law No. 10.848, of March 15, 2004, in the amount of one thousand megawatts (1,000 MW) in the Northeast Region in the metropolitan regions of the Federation units that do not have in their capital natural gas supply point on the date of publication of this Law, in the amount of two thousand five hundred megawatts (2,500 MW) in the North Region distributed in the state capitals or metropolitan region where it is feasible to use the existing proven reserves of national natural gas in the Amazon Region, guaranteeing at least the supply to two capitals that do not have a natural gas supply point on the date of publication of this Law, in the amount of two thousand and five hundred megawatts (2,500 MW) in the Midwest Region in the capitals of the States or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for the delivery of one thousand megawatts (1,000 MW) of natural gas thermal generation in the year of 2026, two thousand megawatts (2,000 MW) in the year of 2027, and three thousand megawatts (3,000 MW) in the year of 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas*

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generation of Auction A-6 of 2019, with updating of this value until the date of publication of the specific invitation do bid by the same correction discretion of Auction A-6 of 2019, and in the amount of two thousand megawatts (2,000 MW) in the Southeast Region, of which one thousand two hundred and fifty megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of the Superintendence for the Development of the Northeast (Sudene) that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for delivery of thermal generation using natural gas of one thousand megawatts (1,000 MW) in the year of 2029, for States that have a natural gas supply point on the date of publication of this Law, and one thousand megawatts (1,000 MW) in the year of 2030, of which two hundred and fifty megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of Sudene that do not have a natural gas supply point on the date of publication of this Law, with supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation in Auction A-6 of 2019, with updating of this value until the date of publication of the specific notice by the same discretion of correction of the Auction A-6 of 2019, and the extension of the contracts of the Alternative Energy Sources Incentive Program (Proinfa) for twenty (20) years, as well as the contracting in Auctions A-5 and A-6 of at least fifty percent (50%) of the declared demand of the distributors, for hydroelectric power plants up to fifty megawatts (50 MW), at the maximum price equivalent to the ceiling established for the generation of Small Hydroelectric Plants (SHP) of Auction A-6 of 2019 for projects without grant, with updating of this value until the date of publication of the specific invitation to bid by the same correction discretion of Auction A-6 of 2019, as established in art. 20 and 21 of this Law.

(Emphasis Added)

According to the excerpts highlighted above, it is an essential condition for the privatization of Eletrobras: (i) granting of new generation concessions for Concession Contract No. 007/2004-Aneel-Eletronorte and the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), granted through Contract No. 004/2004-Aneel/Furnas; and (ii) that the new concession term is thirty (30) years from the signature date of the new concession contracts. Therefore, without the extension of these concession contracts for a new period of thirty (30) years from the signing of the

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corresponding concession contracts, it will not be possible to complete Eletrobras privatization process.

Art. 2 of Law 14.182/2021, in turn, provides that the Federal Government is authorized to provide new authorization grants, also for thirty (30) years from the signature date of the new contract, to execute the privatization of Eletrobras, which includes grants already mentioned in Art. 1 of Law 14.182/2021:

> *"Art. 2 For the promotion of the privatization referred to in this Provisional Measure, the Federal Government is authorized to grant, for thirty years, counted from the date of the signing of the new contracts, new grants for electricity generation concessions under ownership or control, directly or indirectly, of Eletrobras:*
>
> *I - that have been extended under the terms of art. 1 of Law No. 12.783, of January 11, 2013;*
>
> *II - achieved by the provisions of item II of § 2 of art. 22 of Law No. 11.943, of May 28, 2009;*
>
> *III - achieved by the provisions of § 3 of art. 10 of Law No. 13.182, of November 3, 2015;*
>
> *IV - granted through the Concession Contract No. 007/2004-Aneel-Eletronorte; and*
>
> *V - granted through Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP."*

In addition, according to art. 3 of Law 14.182/2021, the privatization of Eletrobras is subject to the shareholders' approval, by shareholders' meeting, of the "*execution of the new electricity concession contracts referred to in art. 2, to replace the contracts in force on the date of publication of this Provisional Measure, with the alteration of the operating regime for independent production, on the terms set out in Law No. 9.074, of July 7, 1995, including the conditions for the termination of the grants, the expropriation of the facilities and the indemnification*".

In other words, if the shareholders' meeting does not approve the execution of new concession contracts for all generation projects covered by the art. 2 of Law 14.182/2021, the privatization of Eletrobras cannot occur.

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Regarding the regulatory requirements for the renewal of concessions mentioned above, we highlight the following conditions brought by Law 14.182/2021:

- the change of the exploitation regime to independent production, under the terms of the provisions of Law No. 9.074, of 1995, including the conditions for the extinction of the concessions, the transfer of installations and indemnities (item III of Art. 4 of Law 14.182/2021);
- the assumption of hydrological risk management, with no renegotiation allowed under the provisions of Law No. 13.203, dated December 8, 2015 (item IV of Art. 4 of Law 14.182/2021); and
- The Sobradinho and Itumbiara HPPs, which are subject to, respectively, the provisions of item II of Paragraph 2 of art. 22 of Law No. 11.943/2009, and Paragraph 3 of art. 10 of Law No. 13.182/2015, will preserve their respective legal obligations, observing the conditions and the validity of the current electric energy sales contracts referred to in those devices. The energy arising from the obligations established in the aforementioned legal provisions may not be subject to resale, commercialization, or assignment in the Free Contracting Environment (ACL), and its use shall be restricted to the consumers who are part of those electric energy sales contracts. Therefore, only electric energy unbound to the legal provisions mentioned above can be used for other purposes. (Paragraph 1 of Art. 4 of Law 14.182/2021);

The generation plants of Eletrobras that must or may have their concessions renewed through the provisions of Law 14.182/2021 are listed below:

Table 3: Concessions by CGU

Power Plant	CEG	Act/Contract	Exploration Regime	Power Out. (MW)	State	Subsidiary
Boa Esperança	UHE.PH.PI.0002674.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	237300	Piauí/Maranhão	CHESF
Apolônio Sales	UHE.PH.BA.0020125.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	400,000	Alagoas	CHESF
Paulo Afonso I	UHE.PH.BA.0270482.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	180,001	Bahia	CHESF
Paulo Afonso II	UHE.PH.BA.0270490.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	443,000	Bahia	CHESF

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Paulo Afonso III	UHE.PH.BA.0270504.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	794,000	Bahia	CHESF
Paulo Afonso IV	UHE.PH.AL.0015105.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	2,462.400	Bahia	CHESF
Luiz Gonzaga	UHE.PH.PE.0011746.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	1,479.600	Bahia/Pernambuco	CHESF
Xingó	UHE.PH.SE.0270539.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	3,162.000	Sergipe/Alagoas	CHESF
Funil	UHE.PH.BA.0270466.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	30,000	Bahia	CHESF
Pedra	UHE.PH.0270520.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	20,007	Bahia	CHESF
Sobradinho	UHE.PH.BA.0027553.01	CC No. 06/2004 (3rd TA)	São Paulo (Quotas)	1,050.300	Bahia	CHESF
Coaracy Nunes	UHE.PH.AP.0007838.01	CC No. 02/2012 (1st TA)	São Paulo (Quotas)	78,000	Amapá	Eletronorte
Tucuruí	UHE.PH.PA.0028894.01	CC No. 007/2004	São Paulo	8,535.00	Pará	Eletronorte
Curuá-Una	UHE.PH.PA.027130-6.01	CC No. 007/2004 (2nd TA)	São Paulo	42,800	Pará	Eletronorte
Corumbá I	UHE.PH.GO.0008664.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	375,000	Goiás	FURNAS
Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP.0009172.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,104.000	São Paulo/Minas Gerais	FURNAS
Funil – RJ	UHE.PH.RJ.0271187.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	222,000	Rio de Janeiro	FURNAS
Furnas	UHE.PH.MG.0010073.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,312.000	Minas Gerais	FURNAS
Marimbondo	UHE.PH.MG.0014176.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,488.000	Minas Gerais/ São Paulo	FURNAS
Porto Colômbia	UHE.PH.MG.0021172.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	328,000	Minas Gerais/ São Paulo	FURNAS
Itumbiara	UHE.PH.MG.0011940.01	CC No. 04/2004	São Paulo (Quotas)	2,082.000	Minas Gerais/ Goiás	FURNAS
Marechal Mascarenhas de Moraes[2]	UHE.PH.MG.002038-9.01	CC No. 04/2004	São Paulo	476,000	Minas Gerais	FURNAS

Part of the generation plants that may have their concession grants renewed under Law 14.182/2021 belongs to the quota system created by Law 12.782/2013. By

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art. 5 of Law 14.182/2021, CNPE is responsible for defining, through CNPE Resolution No. 15/2021, the HPPs' gradual transition (or change to free market from the quota system to the independent electric energy production model, which shall occur through the partial transition of twenty percent (20%) of the HPPs' physical guarantees each year, ending the transition in five (5) years, from 2023 to 2027.

Thus, while the obligations bound to the quotas remain valid, in whole or in part, a large group of Eletrobras HPPs will maintain their obligations and remuneration bound to the quotas, which will only be 100% bound to the independent production model after the transition to free market end.

Thus, during the transition, part of the physical guarantee of the power plants will be under the quota regime and part under independent production. It is not trivial to calculate the effects of the coexistence of these two modalities, which presents a risk. For example, which methodology will be adopted by CCEE to allocate the hydrological risk? How will the hedge adopted by the new company be distributed?

IV.2. Right to Extend Eletrobras Grants due to the MRE

Under Law 13.203/2015, Eletrobras HPPs whose concessions may be extended by Law 14.182/2021 have the right to extend the terms of their concessions, as approved by ANEEL, to offset the costs associated with the GSF.

ANEEL published, among others, Approval Resolution No. 2.919/2021 and REH No. 2932/21, providing for the extension of concession grants for hydroelectric power plants participating in the MRE. According to REN No. 895/2020, the extension benefit must be applied to HPPs whose holders express an interest in the extension within sixty (60) days after the approval of the respective extension, as noted:

> *Art. 7 ANEEL will authorize the extension of the grant of each MRE power plant with a grant in force on the publication date of Law No. 14.052, of September 8, 2020, according to the deadlines established in the Approval Resolution, and will establish the necessary acts to the realization of the grants' extension.*
>
> *Paragraph 1 The application of the provisions of this article is subject to the request of the interested party within sixty (60) days from the date of publication by*

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ANEEL of the period for extending the grant of each MRE power plant, according to Paragraph 9 of art. 6, as well as compliance with the conditions referred to in items I and II of the caput of art. 2-B of Law No. 13.203, of 2015.

Supplementarily, Paragraph 1 of art. 1 of REH 2.919/2021 and REH 2.932/2021 provide, in an identical manner, how the holders of HPPs may request the extension of their grants:

Sole paragraph. To comply with the provisions of Paragraph 1, of art. 7, of ANEEL Normative Resolution No. 895, of December 1, 2020, the generation agent must complete the electronic form available at the following addresses:

I - Authorization Grants: https://forms.office.com/r/eme4P7vtJT

II - Concession Grants: https://forms.office.com/r/5TQETM8Bxe

As seen above, there is no discussion regarding applying the right to extend Eletrobras HPPs' grants due to the compensation applicable to power plants participating in the MRE, according to Law 13.203/2015. However, Law 14.182/2021 is unclear how the extension of terms of grants provided for in Law 13.203/2015 will be applied to Eletrobras HPPs, which may also have their grants extended under privatization.

From the reading of art. 2 of Law 14.182/2021, it can be assumed that the new concession contracts of the Eletrobras HPPs that may have their grants renewed must expressly provide for a concession period of thirty (30) years from their signature, regardless of the concession period existing before its signature:

Art. 2. In order to carry out the privatization referred to in this Law, the Federal Government is authorized to grant, ***for the period provided for in paragraph 1, art. 1, of this Law, from the date of signature of the new contracts****, new grants of electric energy generation concessions under the direct or indirect ownership or control of Eletrobras, which: (emphasis added)*

That is, if the extension of the concession grant of Eletrobras HPPs listed in REH 2.919/2021 and REH 2.932/2021 and/or benefited by Law 13.203/2015 is implemented before the privatization of Eletrobras, which is expected, the extensions

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of the concessions listed in art. 2 of Law 14.182/2021 shall be of thirty (30) years, regardless of the extension carried out by REH 2.919/2021 and by REH 2.932/2021.

On the contrary, we understand that in case the privatization occurs before the application of the extension of the concession grant of the Eletrobras HPPs listed in REH 2.919/2021 and REH 2.932/2021 and/or benefited by Law 13.203/2015, even if such it is very remote, the term of thirty (30) years should be increased by the respective extension resulting from Law 13.203/2015.

This increase would exceed the limit of thirty (30) years of concession granting, provided for in art. 4 of Law 9.074/1995, which is a contradiction and a legal limitation. However, we understand that its application is due, since the forecast of the increase is a right of the owners of projects that were affected by the MRE and is provided for in a rule after Law 9.074/1995, and deals with a specific topic (treatment of the MRE and applicable compensation).

In turn, the HPPs whose concession grants are extended by REH 2.919/2021 and REH 2.932/2021 and/or by Law 13.203/2015 before the privatization of Eletrobras and the possible extension of their concession contracts through Law 14.182/2021 shall have their grant extensions considered for purposes of calculating the value of their grants, by the CNPE, since such right is already applicable to the respective HPPs under these conditions.

IV.3. Hydrological Risk and Reservoir Capacity

The financial risks associated with hydrological aspects are shared between centrally-dispatched hydroelectric generation plants through the Energy Reallocation Mechanism - MRE, provided for in Law 9.648/1998 and regulated by Decree 2.655/1998 and Electric Energy Commercialization Rules established in the scope of the Electric Energy Commercialization Chamber (CCEE), which conceptualizes it as follows:

> *The Energy Reallocation Mechanism (MRE) was conceived to share among its members the financial risks associated with the commercialization of energy by hydraulic power plants dispatched centrally and optimized by the ONS.*

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In practical terms, a hydroelectric power plant that has generated less than its respective physical guarantee (GF), by decision of the system operator, may have the difference made up, in whole or in part, by other hydroelectric power plants participating in the MRE that have generated in greater volume. That is, the MRE is a way of sharing risks between hydroelectric power plants.

However, in recent years the generation "deficit" of the power plants participating in the MRE, in relation to the total of Physical Guarantees, has been proportionally high. This has resulted in the frequent application of the Physical Guarantees Adjustment Factor of the MRE power plants, known as GSF. In other words, the MRE's HPPs have, with undesirable frequency, generated much less than their physical guarantees, with important financial implications.

For example, according to the Monthly Bulletin for Monitoring the Brazilian Electric System for July 2021, prepared by the Federal Government, the power plants participating in the MRE had a deficit equivalent to almost 30% concerning seasonal electric energy.

These generation deficits, which in practice form a hydrological risk, have intensified in recent years, especially in 2021, due to a sequence of periods with unfavorable hydrological regimes and the low volume presented in the reservoirs of the HPPs.

But this may not be all. The set of hydroelectric power plants belonging to the MRE may be overvalued by Physical Guarantees, which requires an in-depth analysis by the Government.

Indeed, Eletrobras' HPPs, on average, had their Physical Guarantees reduced by around 7%, which seems reasonable. This significantly contributes to the improvement of the GSF for the set of MRE power plants. However, if, in 2023, the review process does not reach the other participants of the Mechanism, the Eletrobras power plants will be harmed, as they will receive a smaller energy share when they produce less.

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This is a risk with a non-negligible financial impact. It is recommended that Eletrobras look for ways to mitigate this type of risk via interactions with the Government.

In practice, part of the Eletrobras HPPs that will be subject to the grant of new concessions currently comprise the quota regime provided for in Law 12.783/2013. It so happens that such quota regime is not affected by the hydrological risk, since these generation differences are paid by consumers through distributors, as provided for in Art. 1, Paragraph 5 of Law 12.783/2012:

> *Art. 1 As of September 12, 2012, the hydroelectric power generation concessions covered by art. 19 of Law No. 9.074, of July 7, 1995, may be extended, at the discretion of the granting authority, once, for a period of up to thirty (30) years, in order to ensure continuity and efficiency in the provision of the service and the reasonableness of tariffs.*
>
> *(...)*
>
> *Paragraph 5 In the extensions referred to in this article, the hydrological risks, considered as the Energy Reallocation Mechanism - MRE, will be undertaken by the SIN distribution concessionaires and licensees, with the right to be transferred to the final consumer's tariff.*

Differently, Law 14.182/2021 establishes that hydrological risks must be managed by the respective HPPs that will receive new concession grants:

> *Art. 4 These are conditions for the new grants of electric power generation concession referred to in art. 2 of this Law:*
>
> *(...)*
>
> *IV - the assumption of hydrological risk management, renegotiation is prohibited pursuant to Law No. 13.203, of December 8, 2015.*

In other words, the exceptional character created by Law 12.783/2012, which transferred the hydrological risk of the HPPs in the quota regime to captive consumers, ceases to exist, and the power plants subject matter of change to free market will undertake such risk, as it was before the aforementioned law.

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Law 14.182/2021, in its Paragraph 1 of art. 1 and art. 2, provides for the contracting of a series of generation projects in the coming years, mainly from thermal sources, which, together with renewable sources, will significantly alter the electric matrix:

Art. 2. The granting authority will contract capacity reservation, referred to in arts. 3 and 3-A of Law No. 10.848, of March 15, 2004, in the amount of one thousand megawatts (1,000 MW) in the Northeast Region in the metropolitan regions of the Federation units that do not have in their capital natural gas supply point on the date of publication of this Law, in the amount of two thousand five hundred megawatts (2,500 MW) in the North Region distributed in the state capitals or metropolitan region where it is feasible to use the existing proven reserves of national natural gas in the Amazon Region, guaranteeing at least the supply to two capitals that do not have a natural gas supply point on the date of publication of this Law, in the amount of two thousand and five hundred megawatts (2,500 MW) in the Midwest Region in the capitals of the States or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for the delivery of one thousand megawatts (1,000 MW) of natural gas thermal generation in the year of 2026, two thousand megawatts (2,000 MW) in the year of 2027, and three thousand megawatts (3,000 MW) in the year of 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation of Auction A-6 of 2019, with updating of this value until the date of publication of the specific invitation do bid by the same correction discretion of Auction A-6 of 2019, and in the amount of two thousand megawatts (2000 MW) in the Southeast Region, of which one thousand two hundred and fifty megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of the Sudene that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for delivery of thermal generation using natural gas of one thousand megawatts (1,000 MW) in the year of 2029, for States that have a natural gas supply point on the date of publication of this Law, and one thousand megawatts (1,000 MW) in the year of 2030, of which two hundred and fifty megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of Sudene that do not have a natural gas supply point on the date of publication of this Law, with supply period of fifteen (15) years, at the

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maximum price equivalent to the ceiling price for natural gas generation in Auction A-6 of 2019, with updating of this value until the date of publication of the specific invitation to bid by the same correction discretion of Auction A-6 of 2019.

Such contracts, as mentioned, are provided for in art. 1 of Law 14.182/2021, which represents an obligation of the Federal Government to promote them to encourage and guarantee the privatization of Eletrobras.

As if the high contracting volumes were insufficient, Law 14.182/2021 provides that contracted thermoelectric power plants must have 70% inflexibility. According to Regulation No. 20/GM/MME, which regulates art. 3-A of Law 10.848/2004, the MME guidelines for contracting thermal plants in the capacity reserve modality consider, at most, an inflexibility of 30%, whose contracting must necessarily be associated with the declaration of the need to purchase energy from agents' distribution and marketing.

In addition, due to what was determined by the Provisional Measure 998, converted into Law 14.120, of 2021, the requests for authorization grants of new projects from encouraging sources grew like never before, in order to seek subsidies (discounts in the use of the grid) to which renewable sources are entitled. This volume of projects corresponds to much more than double the current amount in wind and solar energy operations. And most would be in the northeast region. All this volume should start operating from 2023, a condition for obtaining the grant.

It so happens that, within this period, there is no way to connect even 1/3 of this volume of MW to the transmission grid (as pointed out in section V.4.6), which would require new construction works, which new auctions would precede. Even if there were ways to connect all projects to the grid, it is necessary to consider the timely supply of equipment for all projects and obtain power purchase agreements for all projects made possible through grants.

Thus, it is reasonable to consider a shift in these projects' implementation schedule or extend terms for the obstacle course.

On the other hand, as a result of the energy volume that will be granted through the grant of incentive and the inflexibility provided for thermoelectric projects, a high surplus of electric energy is expected, which gives rise to a trend of not using

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hydroelectric power plants and, consequently, an increase in the risk linked to the MRE. However, not a large growth in the Difference Settlement Price – PLD is expected due to this energy surplus in the market.

These impacts will directly affect the Eletrobras HPPs that will be subject to granting new concessions provided for in Law 14.182/2021, which could hinder such projects' expected generation and profitability.

IV.4. Other risks implicit in the electric matrix

However, it should be noted that as of 2023, when subsidized renewables would be available, and as of 2026, with the highly inflexible and costly TPPs, the electricity system will have an oversupply, but with high tariffs, given the costs of subsidies and such thermoelectric plants.

For example, if the average tariff for consumers in group A (high voltage) is R$ 450/MWh and the purchased energy (generation) is equivalent to R$ 280/MWh, consumers, whether or not they have already migrated to the ACL, usually require, during the term of the PPA, a total cost, also, for example, 20% lower than their current tariff.

As the ACL's scope of action is purchased energy, its leeway would be R$ 290/MWh, which should be reduced by R$ 90/MWh, representing 20% of the final tariff. No scenario points to a reduction in regulated tariffs, at least in the next ten years.

It is important to add that the electric matrix, due to the growth in the participation of renewable sources, such as wind and solar, will become less and less dispatchable, especially from 2035 onwards. Some important features arise from these issues.

The lower degree of dispatchability will require the use of firm energy sources, such as thermoelectric plants, including nuclear ones, which tends to increase or, at least, not let the short-term marginal costs and PLD fall. If this change in the matrix continues to be fostered by subsidies, even after 2035, regulated tariffs also tend to rise, or they would not fall as much as it would be desirable.

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Note that even before that, and motivated by the shortage crisis in 2021, the government already authorized the contracting, in a simplified way, of thermoelectric plants with costs above R$ 750/MWh in 5-year agreements, starting mid-2022. In other words, the costs of the crisis will last at least until 2027. There are no great perspectives for tariff reductions.

Thus, the chances of long-term contract prices moving further away from the PLD are not at all negligible, even in a more distant scenario, such as after 2035.

On the other hand, given some of these contradictions, such as oversupply and rising tariffs, the incidence of a mathematical model that for long has not responded to the reality of supply and demand relationship and the progress of distributed generation (GD), it is very likely that, even before 2030, the sector will be much different than today.

The outlook seems to be of changes towards decentralization, as in GD, with greater freedom of choice for consumers. This provides considerable advantages for "traders" with generation assets, such as Eletrobras. The dispersion of the market implies greater risks for the seller, which pure traders would not bear. The trade-off between risk and asset ownership is a way to balance the cost/revenue ratio in a freer environment.

In turn, the maintenance of subsidies, as provided for in at least two bills pending in the Brazilian Congress, will cause even greater increases in regulated tariffs, which would make the transition difficult and raise its costs, lasting several years, maybe even after 2035.

IV.5. Analysis of Other Issues

Additionally, it is important to note that part of the Eletrobras HPPs that will be subject to new grants will migrate, albeit gradually, to the independent production system, in accordance with CNPE Resolution 15/2021. This way, such projects must sell their electric energy generated in accordance with their Physical Guarantees, especially in the Free Contracting Environment – ACL.

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However, considering the high volume of electric energy generated in accordance with the Physical Guarantees of all these projects, part of the electric energy generated may be subject to purchase and sale contracts with very short terms (one month, for example) to avoid settlement in the Short-Term Market – STM, especially in the early years.

In 2021, the sector managed to remedy the risk of default in the STM as a result of the injunctions that discuss the risk shared by the MRE, with the default being reduced to almost zero. However, one-time defaults may happen in some months, or new injunctions may arise, now due to the risk or damage caused by the water crisis, devastating the sector and leading to defaults in the STM.

In any case, in practice, there are ways to mitigate the risks of default in the STM, and it is common for agents with surplus energy to sell it before closing the accounting for the respective month, as described above.

Therefore, we understand that the situation currently experienced is one of reducing defaults in the STM, which will reduce Eletrobras' risks in relation to its performance in the ACL and the possible settlement of surplus energy in the STM.

IV.5.1. Considerations regarding the possibility of challenging Law 14.182/2021 to delay Eletrobras' capitalization process

Law No. 14.182/2021, resulting from the conversion, by the National Congress, of Provisional Measure No. 1.031/2021, conveys a complex plan for the privatization of Eletrobras, which reveals a reasonable potential impact on the electricity sector.

As previously mentioned, the privatization will be carried out through a capital increase, pursuant to Law No. 9.491/97 and art. 1, paragraph 1, of Law No. 14.182/2021, through the placement on the market of ordinary shares intended for public subscription, with a consequent waiver of the right to subscribe them by the Federal Government. Consequently, it goes public, with a resulting decrease in the Federal Government's shareholding so that it loses the majority control of the voting capital.

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> *The mentioned art. 1, in its "caput", conditions the implementation of privatization "on the granting of new electric energy generation concessions for Concession Contracts No. 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), signed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas)".*

The new grants referred to in the provision will continue to integrate, in effect, the supply of energy for 30 years, pursuant to paragraph 1, and will be accompanied by the contracting of thermoelectric generation powered by natural gas, in addition to the contracting, in Auctions A-5 and A-6 of at least 50% of the declared demand of distributors, hydroelectric power plants up to 50 MW, at the maximum price equivalent to the cap established for the generation of a Small Hydroelectric Plant (SHP) of Auction A-6 of 2019 for projects without a grant, as specified in the provision.

The privatization process, as mentioned, has the potential to affect the electricity sector because, once the capitalization of the state-owned company begins, Law No. 14.182/2021 provides for not only the mandatory signing of new concessions related to existing projects but, concomitantly, the purchase of electric energy from concessionaires, licensees and those authorized by the granting authority. Therefore, there is a risk that the auction processes may disrupt the privatization of Eletrobras due to the bureaucracy inherent to this asset-disposal mechanism, the natural complexity of its legal rules and for exposing themselves to judicialization.

In this context, the legal-regulatory risk of the privatization plan will be analyzed next, considering (i) the conditions for implementing the normative program, (ii) the risk of judicialization of the privatization policy of Eletrobras and (iii) the repercussion of the provision for establishing several related concession contracts on possible disruptions in the economic and financial balance, to subsidize the pricing of shares that market agents will subscribe.

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IV.5.2. Conditions for implementing the normative privatization program and economic-financial balance

Art. 4 of Law No. 14.182/2021 provides the conditions for the implementation of the concession grants referred to in art. 2, which in turn provides as follows:

> *Art. 2. In order to carry out the privatization referred to in this Law, the Federal Government is authorized to grant, for the period provided for in paragraph 1 of art. 1 of this Law, from the date of signature of the new contracts, new grants of electric energy generation concessions owned by or under the control of, directly or indirectly, Eletrobras, which:*
>
> *I - have been extended pursuant to art. 1 of Law No. 12.783, of January 11, 2013;*
>
> *II - are achieved through item II of paragraph 2 of art. 22 of Law No. 11.943, of May 28, 2009;*
>
> *III - are achieved through paragraph 3 of art. 10 of Law No. 13.182, of November 3, 2015;*
>
> *IV – have been granted through Concession Contract No. 007/2004-Aneel-Eletronorte; and*
>
> *V – have been granted through Concession Contract No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.*

From the date of signature of the grants of new concessions, Concession Contracts No. 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, the Federal Government is authorized to make other grants, not necessarily linked to the contracts referred to in art. 1, but for the same period of thirty years.

In order to formalize these new grants, art. 4 sets forth the necessary conditions for the economic viability of such a complex operation:

> *Art. 4. These are conditions for the new grants of electric power generation concession referred to in art. 2 of this Law:*

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I - the payment by Eletrobras or its subsidiaries, as defined by the National Energy Policy Council (CNPE), to the Account for Energy Development (CDE), referred to in Law No. 10.438, of April 26, 2002, corresponding to fifty percent (50%) of the value added to the concession by the new contracts;

II - the payment by Eletrobras or its subsidiaries, of the bonus from the grant of new electric power generation concession agreements corresponding to fifty percent (50%) of the value added to the concession by the new contracts, deducted of the following amounts:

a) expenses related to the revitalization of the water resources of the São Francisco River and Parnaíba River basins, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and the navigability of the Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caput of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, the concession contracts of which are affected by such Law, pursuant to subparagraph c, item V, caput, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Basins of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;

III - the change of the operating regime for independent production, pursuant to Law No. 9.074, of July 7, 1995, including as regards the conditions for the extinction of grants, the expropriation of facilities and indemnities; and

IV - the assumption of hydrological risk management, renegotiation being prohibited pursuant to Law No. 13.203, of December 8, 2015.

Paragraph 1. The new generation concession contract for the power plants covered by item II of paragraph 2 of art. 22 of Law No. 11.943, of May 28, 2009, and paragraph 3 of art. 10 of Law No. 13.182, of November 3, 2015, will preserve the obligations set forth in art. 22 of Law No. 11.943, of May 28, 2009, and art. 10 of Law No. 13.182, of November 3, 2015, respecting the conditions and effectiveness of the current electric energy sales contracts referred to in the aforementioned articles, provided that the energy arising from the obligations established in art. 22 of Law No. 11.943, of May 28, 2009, and art. 10 of Law No. 13.182, of November 3,

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Paragraph 2. The provisions of art. 7 of Law No. 9.648, of May 27, 1998, do not apply to new electric power generation concession agreements referred to in this article, and the quota referred to in item I of the caput of this article will be fully credited in favor of electric energy distribution concessionaires and licensees, for the purpose of reasonable tariffs in the Regulated Contracting Environment (ACR), distributed in proportion to the amounts canceled as a result of the change in the operating regime for independent production referred to in item III of the caput of this article.

If the privatization plan is implemented in the exact terms recommended by art. 1 of Law 14.182, including the exercise of the option by the Granting Authority to contract the generations under the final wording of the caput of mentioned art. 1, an economic-financial analysis will be made in relation to the expected average generation of Eletrobras HPPs, which will be taken into account in the calculation of the generation grant bonus.

In other words: if this privatization scenario does not take place in the manner recommended by the CNPE for the calculation of the 000000000000grant bonus, there may be an imbalance in the financial equation established as a premise for calculations referred to by the bonus.

According to art. 5 of Law No. 14.182/2021, it was incumbent upon the National Energy Policy Council – CNPE, through CNPE Resolution No. 15/2021, to define the value added of new concessions, as well as the values referred to in items I and II of art. 4. These provisions address the benefits that add to the financing of the concessions and which are also conditions to formalize the grant.

The first item provides for payment by Eletrobras or its subsidiaries, as defined by the CNPE, to the Account for Energy Development (CDE), referred to in Law No. 10.438, of April 26, 2002, corresponding to 50% of the value added to the concession by the new contracts.

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On the other hand, item II refers to the payment by Eletrobras or its subsidiaries of bonuses for the granting of new concession contracts, corresponding to 50% of the value added to the concession, deducted from the installments regarding (i) expenses related to the revitalization of water resources of the São Francisco River and Parnaíba River basins, pursuant to subparagraph "a" of item V of the "caput" of art. 3 of this Law; (ii) expenses related to the development of projects in the Legal Amazon, for structural reduction the energy generation costs and the navigability of Madeira River and Tocantins River; (iii) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, whose concession contracts are affected; and (iv) expenses to reimburse the economic value of the electric energy supply to the Integration Project of the São Francisco River with Hydrographic Basins of Northern Northeast (PISF).

The economic-financial risk that can be seen in the model involves payments for the added values of the concessions, made up based on the criteria defined by the CNPE and in compliance with the minimum conditions defined in the items of paragraph 1 of art. 5:

> *Art. 5. It will be incumbent upon the CNPE to establish the value added by the new electric power generation concession contracts and set the values referred to in items I and II of the caput of art. 4 of this Law.*
>
> *Paragraph 1. The calculation of the value added to the concession will consider:*
>
> *I - the change of the operating regime for independent production;*
>
> *II - the deduction of credits related to refund for proven expenses with the acquisition of fuel incurred until June 30, 2017, by the concessionaires controlled by Eletrobras and holders of the concessions addressed in art. 4-A of Law No. 12.111, dated December 9, 2009, that have been proven but not refunded as a result of the required economic and energetic efficiency addressed in paragraph 12 of article 3 of said Law, including with adjustments for inflation, in which event the offset will be limited to three billion, five hundred million reais (R$ 3,500,000,000.00);*
>
> *III - the cancellation of the electric energy contracted under the terms of article 1 of Law No. 12.783, of January 11, 2013, to comply with the provisions of*

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item III of the caput of art. 4 of this Law, gradually and uniformly, within a minimum period of five (5) years and a maximum period of ten (10) years; and

IV - (VETOED).

Paragraph 2. The calculation of the value added to the concession may consider the adjustments referred to in subparagraph b of item II of the caput of art. 6 of Law No. 9.491, of September 9, 1997, provided that they are related to obligations recognized by the Federal Government before Eletrobras.

Paragraph 3. The recognition of credits in item II of paragraph 1 of this article will imply their discharge.

Paragraph 4. It will be incumbent upon the Ministry of Mines and Energy and the Ministry of Economy to propose the values that will be fixed in accordance with what is established in the caput of this article.

Thus, if the calculations of the value added made by the CNPE are not accurate in relation to the cost components set forth in the above provision, some risks would exist that deserve attention. For example: are price expectations compatible with the sale in the ACL? Were the risks and benefits of acting in the ACL duly considered?

In compliance with the regulatory determination provided for in the aforementioned art. 5 of the privatization plan, the National Energy Policy Council published CNPE Resolution No. 15, of August 31, 2021, in the Federal Official Gazette of September 2, 2021, thus establishing at sixty-two billion, four hundred and seventy-nine million, six hundred and fifty-six thousand, three hundred and seventy reais and ten cents (R$ 62,479,656,370.10) the value added to be granted due to the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras (art. 1).

In addition to defining the value added, the CNPE's resolution also established the complex methodology for calculation, refunds and adjustments (art. 1, sole paragraph) and the amount to be paid by Eletrobras or its subsidiaries as a bonus for the granting of new electric power generation concession contracts whose subject-matter is a set of HPPs listed in Exhibit I of CNPE Resolution No. 15/2021, in the amount of twenty-three billion, two hundred and eighteen million, four hundred and eighty-eight thousand, seven hundred and fifty-four reais and seventy-three cents (R$ 23,218,488,754.73).

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Another element to be considered in the risk matrix is that, in the event of imperfect compliance with charges and compulsory contracts for concessions and purchases of energy potential, pursuant to Law No. 10.848/2004, established by the provision, there would be a fundamental change in the result originally pictured in the privatization plan, which may be questioned in the future, especially from a political point of view. Thus, the contracting of thermoelectric plants, SHPs or the extension of the terms of PROINFA contracts does not depend on Eletrobras, but its privatization was related to such events.

Considering this possibility, in theory, can be seen as a factor to be taken into account when setting the price of the participation quotas that will be released on the open market in the execution of the nuclear stage of the privatization plan. However, as discussed below, the mere possibility does not seem to indicate a substantial encumbrance of the value of the securities, which could compromise the maximization of disposals of shareholding, since it makes clear the possibility of inducing the market to understand the plan as a riskier disinvestment modality than it is, due to the risks and parameters weighed by the granting authority to precisely define the values and potentials to be delegated and contracted in the future.

In the change to free-market modality, taking into account the studies conducted by the Federal Government and BNDES, which will still be subject to an in-depth economic analysis by the TCU, it is certain that any regulatory and even infrastructural obstacles to implementing concessions and strengthening, among other sources, thermal plants, are deemed circumstances with a mere *possibility* of taking place. It is understood that the risk inherent to any type of contracting does not make them predictable or deprive them of their exceptional character.

In this sense, MARÇAL JUSTEN FILHO ("**Teoria Geral das Concessões de Serviço Público**", São Paulo, Dialética, 2003, p. 400) teaches that:

> *"(...) the extraordinary nature of the event can be affirmed from both a qualitative and a quantitative perspective. An extraordinary chance is verified when an anomalous and implausible event occurs after the agreement is formalized, producing a change in the original relationship between charges and benefits. When*

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alluding to the anomaly of the event, reference is made to an event that strays away from predictability standards due to its qualitative or quantitative configuration."

And the very reason for preparing studies before formalizing and implementing the divestment plan? It is to predict, with the greatest accuracy available to the granting authority, the parameters necessary to guarantee the continuity of public interest services.

Hence, in principle, the mere possibility of the charges defined in the risk matrix as sufficient to ensure the soundness of the privatization and the contracts that condition is not being complied with, due to extraordinary reasons, as provided for in the privatization law, does not justify the significant encumbrance on the value of the securities placed on the market, to the point of restricting the interest of economic agents in the capitalization of Eletrobras.

IV.5.3. Considerations on litigation risks surrounding the privatization of Eletrobras

It should be noted, with regard to the sensitive aspects involving Law No. 14.182/2021 and concerning the litigious aspect of the capitalization process of Eletrobras, that this law, upon the conversion of MP 1.031/2021, was challenged before the Federal Supreme Court, through the filing of the Direct Action of Unconstitutionality (ADI) 6,938, in which various party groups appear as plaintiffs.

Among the complex constitutional issues raised in the ADI, the following stand out (i) the questioning around the constitutionality of the entire normative structure of Law No. 14.182/2021, on the grounds that the originally issued Provisional Measure lacked the constitutional premises of urgency and relevance of the matter; and (ii) the specific challenge to art. 1, paragraph 1, and arts. 20 and 21, whose declaration of unconstitutionality is requested alternatively to the invalidation of the entirety of the text.

It should be noted, at this point, regarding item "ii" above, in relation to the subject matter of ADI 6,938, that the provisions are the same that establish the controversy that is to be examined regarding the definition of the risk matrix of the

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concessions under the public divestment plan and the possibility that the complexification of the supply network could lead to a break in the economic-financial balance of privatization, which would ultimately affect the market price of equity securities.

In order to focus on the argument to be discussed by the Supreme Court and which, in a more significant way, is of interest to the analysis now performed, the examination will now address how a possible granting of the secondary claim would affect the plan and composition of the price of securities.

Indeed, the current wording of art. 1, paragraph 1, as approved by the conversion project, was the result of improvement to the text sent by the Presidency of the Republic, to which 632 amendments were presented, in Parliament, including amendments that added, excluded and modified the text, and whose matters, as claimed by the associations that filed the direct action, exceeded the thematic relevance defined by the text of MP 1,031/2021 sent to the House of Representatives, as they deal with issues such as the debated obligation to extend concession contracts and the imposition of mandatory purchases of energy potential, without the corresponding budget provisions.

They argue, under the said argument of thematic irrelevance, the inclusion of the so-called "budgetary long-tails" contained in the conversion law:

> *(i) the mandatory contracting of 8,000 MW of installed capacity for natural gas-fired thermoelectric plants – 1,000 MW in the Northeast region, 2,500 MW in the North, 2,500 MW in the Midwest and 2,000 MW in the Southeast (art. 1, paragraph 1, combined with art. 20);*
>
> *(ii) the mandatory contracting of 2,000 MW or more of installed capacity of hydroelectric power plants with up to 50 MW of power – the so-called "small hydroelectric plants" (art. 1, paragraph 1, combined with art. 21);*
>
> *(iii) the authorization for the immediate construction of the Tucuruí Line, regardless of the environmental licensing process already in progress (art. 1, paragraphs 10 and 11).*

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The entry of thermal plants, through the concessions provided for in art. 1, paragraph 1, and reproduced in art. 20, as stated in the ADI, would imply the artificial creation of a market reserve for thermoelectric plants powered by natural gas for fifteen years and the contracting of small hydroelectric power plants in auctions held until 2026.

As seen, the execution needs what is established to the granting authority and to Eletrobras itself by art. 1, paragraph 1 et seq. (arts. 4 and 5 of Law No. 14.182/2021, *v.g.*), and it is an extremely important condition to ensure the soundness of the economic and financial balance mechanism, since the calculations of generating potential, operational inflexibility and subrogation of thermals to energy capacity are based on assumptions that find, in the elements of art. 1, paragraph 1, the conditions that should guarantee national supply according to the average consumption per MWh in the regions affected by privatization.

In fact, the exact provision of art. 1, paragraph 1, combined with the authorization granted to the Federal Government to grant, from the date of signature of the new contracts, new grants of electric energy generation concessions owned by or under the control of, directly or indirectly, Eletrobras, established in art. 2, is a core element of privatization itself.

The lengthy wording contrary to the good legislative technique, which is evidenced by the provision of art. 1, paragraph 1, appeared, due to its importance to privatization, as a drafting strategy undertaken by Congress, aimed at making the Legislative Branch's intention prevail in this privatization, as it virtually made the presidential veto unfeasible due to its content.

This is what art. 66, paragraph 2, of the Federal Constitution, provides for as "the partial veto will only cover the full text of an article, paragraph, item or subparagraph", which made it impossible to veto fragments of art. 1, paragraph 1, or even the entirety of its text, under penalty of emptying the privatization.

This circumstance was even emphasized by the author of the bill of conversion in Parliament, Congressman Elmar Nascimento (DEM-BA) when asked about the purpose of the deliberate lack of technique regarding the wording of the provision:

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"(...) more or less. It is more or less more assured that the will of the congress will prevail in this matter."[1]

These considerations that have been mentioned reveal an important finding around the judicialization of the capitalization plan, consisting in the fact that the risk was already deemed materialized since the most relevant provision to privatization, currently, has already had its constitutionality challenged.

Thus, presuming that Law no. 14.182/2021 is not declared unconstitutional in full – since the assessment of the existence of the premises authorizing the issuance of Provisional Measures is an act of a political-discretionary nature of the President of the Republic exceptionally reviewed by the Court –, a possible acceptance of the secondary claim made in the ADI would lead to the exact consequence that would result from the presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire regulation depends on implementing the provision of art. 1, paragraph 1, combined with arts. 20, 21 and the conditions addressed in arts. 2, 4, and 5.

ADI 6,938 is currently in the stage of submittal of information by interested parties, after which it will be held under advisement by the Rapporteur, Justice Nunes Marques, to examine the preliminary injunctions filed by the plaintiff associations.

It is worth mentioning that, in addition to the complexity inherent to the privatization plan itself, various constitutional issues surrounding the matter are at play. For no other reason, since the filing of the direct action in July, the injunction has not been examined so far. Federal Supreme Court Chief, Justice Luiz Fux, upon receiving the request at the time of assignment, deferred the examination to the Justice-Rapporteur, recognizing the exceptional complexity of the matter discussed.

This injunction seeks to stay the effects of Law No. 14.182/2021 and, alternatively, of the mentioned provisions challenged on a secondary basis, which would bring forward the definitive remedy until the final judgment of the action. In consequence, the capitalization process as a whole would paralyze.

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However, a critical point to be examined, and one that draws the Government's attention and the market, is the analysis of the privatization project by TCU.

On September 13, 2021, it was found that the Federal Government had already sent the first part of the studies to the Accounting Court, which would be subject to a taking of accounts reported by Justice Aroldo Cedraz. The remittance of the second part of the project studies by the BNDES is currently pending so that the monitoring and preparation by the rapporteur opinion can begin.

Although the TCU no longer has the power to halt the effectiveness of Law no. 14.182/2021, given the superseded opinion in Precedent 347/STF, which authorized deciding on the unconstitutionality of acts by the Government, there is a possibility of the Court staying the privatization, in case of evidence of possible litigation regarding the economy of the project and complexity of the economic-financial balance, likewise ADI 6.938.

In Case TC 000.350/2021-4, a request for examination of the record by Justice Aroldo Cedraz, who reports on the background of the Eletrobras case at the TCU, imposed a sixty-day delay in the publication of the invitation to bid regarding the implementation of 5G technology by auction, and ultimately, voted against the proposal from the technical unit, which was in line with the Federal Government' agenda.

Such considerations lead us to believe that, under the privatization feasibility standpoint, the possibility of the TCU examining more sensitive aspects of the project subsist, and with possible delays in the initially expected schedule to offer the securities in the market, capitalization may be impacted as regards the ratio between the amount defined for Eletrobras changing to the free market and the economy of the mandatory concessions under Law 14.182/2021.

IV.6. Conclusion

The privatization of Eletrobras presupposes the granting of new concessions to hydroelectric power plants generation projects considered of paramount importance for Eletrobras' operations, such as Concession Contracts No. 007/2004-Aneel-

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Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and No. 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP). In addition to such projects, the Federal Government shall grant new electric energy generation concessions from other priority projects, as per the list presented in Art. 2 of Law 14.182/2021.

The application of grant term extension for Eletrobras' projects participating in the MRE and benefiting from the provisions of Law 13.203/2015 should be taken into account, either to extend the grant term of such undertakings (if the extension is granted after the granting of new concession pursuant to Law 14.182/2021) or for indemnity purposes.

The contracting of thermoelectric power plants with 70% inflexibility, as well as the institution of recovery programs for SIN HPPs reservoirs, may impact the electric energy generation of Eletrobras HPPs, as such HPPs may have their electric energy generation reduced, further increasing the risk of an increase in the deficit in the MRE.

One of the elements to be considered in the risk matrix and which, in principle, is able to affect the pricing of shares, is the possibility of challenges if the thermal plants are not implemented in the exact terms of Law No. 14.182/2021. The partial or imperfect fulfillment of the conditions calculated as necessary and indispensable for privatization may lead to future challenges. However, in practice, the construction schedule of these thermoelectric plants should consider the needs of the electric system, which, as it seems, would not require such power plants in the places established by the law, nor on the dates set forth.

Although the possibility mentioned above can, in theory, be taken as a factor to be considered when setting the price of the quotas that will be released on the open market, in the execution of the core stage of the privatization plan, the mere possibility of the charges defined in the risk matrix as sufficient to ensure the soundness of the privatization and the contracts that condition is not being complied with, due to extraordinary reasons, as provided for in the privatization law, does not justify the significant encumbrance of the value of the securities placed on the market, to the point

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of restricting the interest of economic agents in the capitalization of Eletrobras, as highlighted in the reasoning.

Regarding the possible risk of commencement of litigation on the complex privatization plan, it should be stated that, at least in part, the risk level that may be envisaged was deemed consummated even before the works trending to the pricing of quotas taken to the market. This is because when the project to convert Provisional Decree - MP 1.031/2021 was approved by the Parliament, with the consequent enactment of Law no. 14.182/2021, ADI 6.839 was immediately filed before the Federal Supreme Court, in which the plaintiff parties question the main provisions that inform privatization.

Considering that the examination of the preliminary injunction requested in ADI 6,839 has been deferred on some occasions, mainly due to the complexity of the constitutional issues addressed in the direct action, it is possible to understand that the processing of this action for abstract control should not bring significant legal uncertainty to the market so that the inconvenience that the possibly aggravated risk could significantly burden Eletrobras' capitalization can be ruled out.

As mentioned in the grounds, assuming that Law No. 14.182/2021 is not declared fully unconstitutional, possible granting of the secondary claim in the ADI would lead to the exact same consequence that would occur with the opposition of presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire regulation depends on implementing the provision of art. 1, paragraph 1, combined with arts. 20, 21 and the conditions addressed in arts. 2, 4, and 5.

However, as the legality and economic assessment of the privatization is pending examination by the Federal Accounting Court - TCU, which imposed hindrances to similar projects in the past, and given the opinion issued by the Justice reporting on the Eletrobras case, to some extent, the process may be impacted by its handling at the Court, which, in principle, could characterize an influencing factor to be considered on the pricing of securities when going public or even due to market orientation.

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V. Methodology

In this section, the methodology for determining the Marginal Cash Flow for Grant Determination will be presented, as well as for determining the commercialization assumptions.

V.1. Marginal Cash Flow and Grant Determination

The Total Value Added of the capitalization (VA_{total}) can be understood as the sum of the individual Values Added of each power plant by applying the cash-generating unit (CGU) concept. A CGU is "the smallest identifiable group of assets that generates cash inflows, which are largely independent of cash inflows from other assets or other groups of assets" (CPC 01, item 6). From this derives the formula below:

$$VA_{total} = \sum VA_i$$

Where:

VA_{total} = Total Value Added

VA_i = Value Added for each CGU where i = 1, 2, 3... 18

The Value Added (VA), in turn, will be calculated by the Discounted Cash Flow method using the difference of the net present value of the free cash flows to the firm (FCFF) of the Capitalization Scenario ($FCFFc$) and the Current Scenario ($FCFFa$).

In the BASE DATE, the sum of the discounted cash flow for each period results in the Net Present Value (NPV), according to the following formula:

$$VA_{total} = \sum_{i=1}^{18} NPV_{FCFFc,i} - \sum_{i=1}^{18} VPL_{FCFFa,i}$$

Where:

VA_{total} = Total Value Added;

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NPV_{FCFFc} = Net Present Value of Capitalization Scenario Flows;

NPV_{FCFFa} = Net Present Value of Current Scenario Flows;

The appropriate discount rate for remunerating these flows is the WACC (Weighted Average Cost of Capital), which reflects the weighted average cost of equity and cost of debt, and represents the minimum rate of return required for the sector evaluated without considering the project indebtedness flow.

Section V.2 - Weighted Average Cost of Capital (WACC) proposes the adoption of a single WACC to calculate both flows, the Capitalization Scenario and the Current Scenario. Therefore, it is presumed that the risks due to the change of the exploration regime in accordance with the new concession contracts will be accounted for along the cash flow of the Capitalization Scenario, excluding the need to project two cash flows.

In this case, the measurement of Value Added can be expressed through the Marginal Cash Flow, that is, the cash flow resulting from the difference between the Capitalization Scenario and the Current Scenario. This mathematical simplification is relevant to reducing the number of assumptions considered and reducing the study to the most relevant and sensitive assumptions for determining the Value Added.

The cash flow under the quota system (Law 12.783/2013) is determined as follows:

+ Annual Generation Revenue (RAG)
- Operating Expenses (OPEX)
- Capital Expenditure (CAPEX)
- Sectorial Charges
- Annual Generation Revenue Taxes

= **$FCFF_{Quotas}$**

And for the cash flow under the independent power production regime:

+ Power Sale

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- Operating Expenses (OPEX)
- Capital Expenditure (CAPEX)
- Exposure to the STM
- Sectorial Charges
- Independent Power Producer Taxes[1]

= $FCFF_{IPP}$

Considering that the calculation of the Value Added will be given by the difference between the flows of the Capitalization Scenario and the Current Scenario, it is understood that, for the period in which there is a convergence between the two scenarios (i.e., the period in which they would occur concurrently) some assumptions can be disregarded from the Marginal Cash Flow assuming that there is no change in its forecast from the change in the commercialization regime. These assumptions are Operating Expenses (OPEX) and Capital Expenditure (CAPEX).

Furthermore, it is understood that the sectorial charges and taxes applicable to the Marginal Cash Flow also refer to the marginal sectorial charges and taxes resulting from the difference between the two cash flows.

If there is an understanding, however, that there may be a change in Operating Expenses or Capital Expenditure arising from the renewal of the concession contracts, the marginal variation of these must be implemented in the Marginal Cash Flow.

It should be noted that, even for the period in which the commercialization system is the same between the two scenarios, there is Value Added, and the Marginal Cash Flow does not presume null values. This is due to the difference in energy traded between the regimes, as the new physical guarantee is applied to the Capitalization Scenario flow. The prices and volumes traded in the Current Scenario for these CGUs are presumed to be the same projected in section VI.9 - Commercialization Assumptions for the Base Case Commercialization Assumptions for the Base Case.

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Thus, as the CGUs under analysis are, in the Current Scenario, under specific energy commercialization regimes and with different concession end dates, the value added for each CGU must be defined separately. The basic assumptions for the definition of the Value Added in each period are made according to Table 4 below.

Table 4: Treatment of Value Added for each CGU

HPP	Treatment
Quota Regime in accordance with Law 12.783/2013	
Boa Esperança[1] Paulo Afonso Complex[1] Luiz Gonzaga[1] Xingó[1] Funil - BA Pedra Coaracy Nunes Corumbá I Estreito Funil - RJ Furnas Marimbondo Porto Colômbia	**2023 - 2042**: Value Added = NPV IEEP - NPV Quotas **2042 - 2052**: Value Added = NPV IEEP [1]for the CHESF HPPs (Boa Esperança, Paulo Afonso Complex, Luiz Gonzaga and Xingó), approximately 2% of Physical Guarantees was considered under the Independent Power Regime.
Transition Regime according to Law 13.182/2015	
Sobradinho	**2023 - 2037**: Value Added = $(\text{NPV IEEP} + \text{NPV Quotas})_{capitalization} - (\text{NPV IEEP} + \text{NPV Quotas})_{current}$ **2037 - 2052**: Value Added = NPV IEEP - NPV Quotas **2052 - 2059**: Value Added = -NPV IEEP
Itumbiara	**2023 - 2035**: Value Added = $(\text{NPV IEEP} + \text{NPV Quotas})_{capitalization} - (\text{NPV IEEP} + \text{NPV Quotas})_{current}$ **2035 - 2050**: Value Added = NPV IEEP - NPV Quotas **2050 - 2057**: Value Added = -NPV IEEP
Quota revenue is estimated in accordance with PRORET ANEEL and last tariff revision	
Power plants outside the quota regime	

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HPP	Treatment
Tucuruí Curuá-Una Mascarenhas de Moraes	**2023 - End of the current Concession Contract**: Value Added = NPV IEEP - NPV IEEP **End of the Current Concession Contract - 2052**: Value Added = NPV IEEP

Source: Prepared in-house.

For periods in which the Value Added is the difference between the Net Present Value of the Independent Power Producer for the Capitalization Scenario and the Net Present Value of the Independent Power Producer for the Current Scenario flow, the free cash generation of the firm resulting from the difference between the revised and current Physical Guarantee will be considered as the marginal flow.

It should be noted that the analysis period for determining the Value Added is from January 2023 to December 2059. In other words, it is considered that the new concession contracts will be signed in December 2022 after the payment of the Grants, and these contracts will be effective until December 2052.

The additional period (from January 2053 to December 2059) refers to the extension of the concession of the Sobradinho and Itumbiara HPPs, which exceed the period of contracts signed in accordance with the Capitalization Scenario. Therefore, these flows of the additional period are considered to reduce the value of the Grant, as shown in Table 4 above. For the Sobradinho and Itumbiara HPPs, the value added of the last period is a negative value related to the negative flow of independent producer that the power plants would be entitled to in the Current Scenario, but which will not be considered in the Capitalization Scenario.

The Grant, on the other hand, will be provided as described by Art. 4 of Law No. 14.182/2013.

> *"Art. 4. These are conditions for the new grants of electric power generation concession referred to in art. 2 of this Law:*
>
> *I - the payment by Eletrobras or its subsidiaries, as defined by the National Energy Policy Council (CNPE), to the Account for Energy Development (CDE),*

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II - the payment by Eletrobras or its subsidiaries, of the bonus from the grant of new electric power generation concession agreements corresponding to fifty percent (50%) of the value added to the concession by the new contracts, deducted of the following amounts:

a) expenses related to the revitalization of the water resources of São Francisco River and Parnaíba River basins, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and the navigability of Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caput of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, the concession contracts of which are affected by such Law, pursuant to subparagraph c, item V, caput, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Basins of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;"

In this way, the Grant bonus to the CDE will be given as 50% of the calculated value added, while the Grant bonus to be paid to the Federal Government will be given by the remaining 50% of the value added deducted from the installments described in the legislation in accordance with section VI.8 - Deductions of the Grant bonus according to Law 14.182/2021.

V.2. Weighted Average Cost of Capital (WACC)

The WACC is the weighted average cost of capital and represents the minimum rate of return required by the project to allocate its equity capital and third-party capital.

It is determined by the opportunity cost of shareholders and the cost of third-party capital, weighted by their respective amounts, in accordance with the following formulation:

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$$WACC = K_d * w_d * (1 - T) + K_{and} * w_{and}$$

Where:

K_d = cost of third-party capital

w_d = proportion of third-party capital

T = effective tax rate on profit

K_{and} = cost of equity capital

w_{and} = proportion of equity capital

In this Study, the WACC of the project will be determined considering the costs from the financing sources available for the project, as well as the observed average leverage of companies operating in the same sector. In this way, the cost and the respective amount of the project's debt will be defined.

For the cost of equity capital, the Capital Asset Pricing Model (CAPM) methodology will be used, which is commonly used by the international financial literature to determine such cost, defined by the following formulation:

$$K_{and} = R_f + \beta * (ERP)$$

Where:

K_{and} = cost of equity capital;

R_f = risk-free rate refers to the return obtained through risk-free investments;

β = coefficient representing the systematic risk of the business;

ERP = market equity capital risk premium

A problem to be addressed is the different levels of risk perceived between the quota system and the independent production system, in which the concessionaire is subject to GSF and commercialization risks, which would justify, for example, the use of two different discount rates for each of the flows.

However, a satisfactory proposal to address this problem is to incorporate the perceived risk into the projected cash flow. As explained in price formation under

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section V.4, several envelopments associated with different constraints will be prepared so that the greater their associated p-values, the more conservative the scenarios generated will be. From this, it can be concluded that adopting a more conservative generation curve and, therefore, a lower present value, would be equivalent to a bolder flow discounted at a higher discount rate.

Note that the direct application of two discount rates for each of the flows to be analyzed, although theoretically justifiable, would find little consolidated support in the available literature for the isolated estimation of the additional risks undertaken when assuming the commercialization risk.

Finally, it should be noted that, as explained in section V.1, an important development for the objectivity and simplicity of works using a single discount rate is making the Total Value Added feasible by the Marginal Cash Flow assessment method.

V.2.1. Definition of Beta (β)

β represents the systematic risk of the business, defined as the covariance between the return of the chosen asset in relation to the market, divided by the variance of the market's return. This factor is estimated through changes in the asset price, over time, in relation to the Stock Exchange. However, as the project is not a publicly-traded company in this study, the representative beta value is defined as the average obtained from comparable companies.

For the Study in question, the β obtained must be the unlevered β, that is, the one disregarding the leverage level and capital structure of the group of companies similar to Eletrobras. Thereafter, β will be re-leveraged according to the capital structure to be defined in this section.

The unlevered β considered for this Study is 0.56, as shown in Table 5.

Table 5: Determination of unlevered beta.

Company	D/E	Levered β	Unlevered β
ELETROBRAS	70.36%	1.49	0.91
AES BRASIL	108.52%	0.56	0.31

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CESP	22.24%	0.50	0.41
CEMIG	66.16%	1.34	0.92
COPEL	59.51%	0.94	0.66
ENGIE	57.23%	0.62	0.43
EDP BRASIL	96.18%	0.58	0.33
CPFL	64.21%	0.70	0.48
		Average	**56**

Source: Economatica.

To re-leverage beta, the following formulation must be followed:

$$\beta_{lever} = \beta_{re-lever} * [1 + \left(\frac{D}{E} * (1 - T)\right)]$$

Where:

$D =$ percentage or total debt amount of the asset;

$E =$ percentage or total value of the asset's equity capital;

$T =$ effective marginal tax rate on profit;

$\beta_{re-lever} =$ unlevered beta;

$\beta_{lever} =$ levered beta.

To determine β_{lever}, the capital structure for the asset in question must be determined, a topic that will be discussed in Section V.2.4 – Optimal Capital Structure.

The actual tax rate on profit (T) will be the benchmark rate of 34%.

V.2.2. Risk-Free Rate, Market Premium and Country Risk, Brazilian and American Inflation

To define the cost of capital, the risk-free rate and the market risk premium must be estimated. The Risk-Free Rate (R_f) was calculated according to the daily average of the trading rate of Brazilian government debt securities (NTN-B) maturing in approximately ten (10) years in the period between 2011-2021.

For the Market Risk Premium (ERP), the United States Equity Risk Premium was used, according to values provided by DAMODARAN (2021).

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Long-term Brazilian Inflation (Π_{BRL}) was adopted as the forecast provided by the BACEN expectation system.

Table 6 contains the data obtained for each of the aforementioned factors:

Table 6: WEIGHTED AVERAGE COST OF CAPITAL - RATES

Risk-Free Rate	Market Risk Premium	Brazilian Inflation
5.16%	4.72%	3.20%

Source: Prepared in-house (with data from BACEN, FED, Ipea, and Aswath Damodaran).

V.2.3. Funding Costs (K_d)

To estimate the funding costs (K_d) for the project, we choose to use the Rating-Based Default Spread method. In this method, a risk spread is assigned over the risk-free rate (R_f), which is presented as a variable depending on the degree of interest coverage for a given level of leverage. That is, for each level of leverage, a level of interest coverage will be determined, which will be understood as a level of credit risk that should impact the level of the indebtedness spread on the risk-free asset, according to values provided by DAMODARAN in Table 7.

Table 7: WEIGHTED AVERAGE COST OF CAPITAL - SPREADS

Interest Coverage Ratio			
>	≤	Rating	Spread
8.500	100,000.00	Aaa/AAA	0.69%
6.500	8.500	Aa2/AA	0.85%
5.500	6.500	A1/A+	1.07%
4.250	5.500	A2/A	1.18%
3.000	4.250	A3/A-	1.33%
2.500	3.000	Baa2/BBB	1.71%
2.250	2.500	Ba1/BB+	2.31%
2.000	2.250	Ba2/BB	2.77%
1.750	2.000	B1/B+	4.05%
1.500	1.750	B2/B	4.86%
1.250	1.500	B3/B-	5.94%

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0.800	1.250	Caa/CCC	9.46%
0.650	0.800	Ca2/CC	9.97%
0.200	0.650	C2/C	13.09%
-100,000.000	0.200	D2/D	17.44%

Source: Aswath Damodaran

As a reference, we considered the recent issues carried out by Eletrobras in order to understand the company's credit risk perspective regarding the risk pricing for Eletrobras. It is evident that the company's recent issues have an average spread of 1.03%. The spread over the risk-free rate used for Eletrobras is 1.71%.

Table 8: WEIGHTED AVERAGE COST OF CAPITAL - ISSUES

Date	Company	Instrument	Index	Rate	Term (years)	Amount (R$ MM)
05/10/2021	Eletrobras	Incentive Debentures	IPCA (Extended National Consumer Price Index)	4.91%	10	1500.0
02/20/2020	Furnas Centrais Elétricas	Incentive Debentures	IPCA (Extended National Consumer Price Index)	4.08%	10	800.0
12/11/2020	Eletrobras CGT Eletrosul	Incentive Debentures	IPCA (Extended National Consumer Price Index)	3.75%	8	300.0
05/17/2019	Eletrobras	Incentive Debentures	IPCA (Extended National Consumer Price Index)	5.18%	10	700.0

Source: Ministry of Economy

V.2.4. Optimal Capital Structure

The capital structure will be estimated from the optimal capital structure, defined as one that minimizes the cost of capital (WACC) and, therefore, maximizes the value of the respective cash-generating unit. Image 1 represents the calculation of the optimal capital structure with different levels of leverage with respective financing costs. The optimal capital structure calculated for the study is 35%.

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Image 1: WEIGHTED AVERAGE COST OF CAPITAL - OPTIMAL CAPITAL STRUCTURE

Ke
Kd after taxes
WACC nominal
20,00%
18,00%
16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
10,90%
10,59%
10,37%
10,32%
11,09%
12,71%
14,56%
15,12%
18,17%
10%
20%
30%
35%
41%
50%
60%
70%
80%

V.2.5. WACC - Results

Thus, from defining all the parameters necessary for accounting the weighted average cost of capital, Table 9 is presented with the WACC value determined.

Table 9: WEIGHTED AVERAGE COST OF CAPITAL - WACC

Risk-Free Rate Scenario			NTN-B
Beta Scenarios			Market Average
Unlevered Beta	βu	Economatica	0.56
Re-levered Beta	βL		0.75
Tax Shield (IR and CSLL)	T		34.00%
Risk-Free Rate	Rf	*ANBIMA*	5.16%
Risk Premium	ERP	Damodaran	4.72%
Brazilian Inflation (IPCA)	Π_{BRL}	BACEN	3.20%
Cost of Equity Capital $_{Nominal}$ (BRL)	**$Ke_R = Rf_{NTN\text{-}B} + \beta L * ERP$**		**12.19%**
Cost of Third-Party Capital $_{Nominal}$ (BRL)		**$Kd_{Nominal}$**	10.38%
Cost of Third-Party Capital$_{Real}$ (BRL)		**Kd_{real}**	6.96%

Debt	D		34.99%
Equity	E	1 - D	65.01%
WACC = [E/(E+D)] * Ke_R + [D/(E+D)] * Kd * (1 - T)			**10.32%**

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$WACC_{Real}$ = (1 + WACC) / (1 + ΠBRL) - 1	**6.90%**

Source: Prepared in-house.

This amount will be used as the basis for the project's discount rates, as the reference for determining the discounted cash flow, NPV and for calculating the grant bonus, explained in Chapter VI.9 – Commercialization Assumptions for the Base Case Commercialization Assumptions for the Base Case

V.3. Recalculation of physical guarantees

According to Law No. 14.182/2021, new concession contracts will be generated for the CGUs under analysis. A new physical guarantee must be determined in the case of new concession contracts and not renewals, extensions, and amendments to an existing contract.

MME Regulation No. 544, of August 31, 2021, determined the new values for the Physical Guarantees of the power plants; Table 10 summarizes the effects of the publication.

Table 10: Physical Guarantee Reviewed

Subsidiary	CGU (HPP)	Physical Guarantee (MW)	Physical Guarantee (13,182/2015) (MW)	Physical Guarantee Revised (MW)
CHESF	Boa Esperança	132.9	3.0	136.2
	Paulo Afonso Complex	2,067.1	46.7	1658.8
	Luiz Gonzaga (Itaparica)	891.0	20.1	727.0
	Xingó	1,997.3	45.1	1729.8
	Sobradinho	-	504.5	457.5
	Funil - BA	10.6	0.2	4.8
	Pedra	3.6	0.07	1.7
Eletronorte	Coaracy Nunes	62.6	-	62.2
	Tucuruí	4019.1	-	3995.5
	Curuá-Una	24.8	-	30.4
Furnas	Corumbá I	217.4	-	219.5
	Estreito	495.4	-	497.2
	Funil - RJ	115.0	-	102.4
	Furnas	582.0	-	625.0
	Marimbondo	689.7	-	688.7

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Subsidiary	CGU (HPP)	Physical Guarantee (MW)	Physical Guarantee (13,182/2015) (MW)	Physical Guarantee Revised (MW)
	Porto Colômbia	186.0	-	205.4
	Itumbiara	-	964.3	948.9
	Mascarenhas de Moraes	289.5	-	299.8

According to the Invitation to Bid, as to the calculation of the new Physical Guarantee of the power plants to be considered in the modeling, it should "*consider, as a reference, the methodology established in legislation in force, as well as the base case (decks of the computational models involved in the calculation) and/or the specific assumptions that the Energy Research Company will possibly consider for the calculation*". Since Upside used the assumptions of the EPE itself, it was not necessary to calculate the new Physical Guarantees. In addition, during the provision of services, the official calculation of the grant was disclosed by the CNPE, in which the EPE assumptions were also used. In this sense, for the results generated in the base case of this Study, it is presumed that the physical guarantees of the MRE power plants of this scope will have their physical guarantees exactly in accordance with MME Regulation No. 544, of August 31, 2021.

V.4. Pricing and Hydrological Risk Scenario

V.4.1. General Aspects

This report examines the three main price pillars in the Brazilian electricity sector:

- The PLD price (clearance), which is widely used by authorities as a reference - from fines to auction basis;
- The regulated price (distributor tariffs), made up of an array of contracts, charges and mandatory contributions;
- The unregulated price (free market), resulting from bilateral negotiations.

Although not intuitive, the PLD influences the entire market. For example, suppose a generating agent expects a better result simply using settlement as a selling market. In that case, free consumers (even distributors) may be compelled to pay a

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higher price to "compete" with the PLD (the generator stops settling to sell at more attractive prices).

V.4.2. PLD

PLD prices are calculated by a set of long-term models (the chain of models) managed by the National System Operator (ONS) and by the Commercialization Chamber (CCEE).

As operating conditions and targets change frequently, the volatility of the PLD is very high. Image 2 presents the historical behavior of the PLD, showing sudden (usually unexpected) "surges" that can last from 3 to 12 months. The use of reservoirs - deeply depleted - leaves the system with little (or no) protection against weather events, such as droughts/floods or even weaker winds. Without our "batteries" (full reservoirs), prices fluctuate according to nature.

PRICES PLD R$/MWh
1000
800
600
400
200
0
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
SE/CO
S
NE
N

Image 2: PLD Prices – History

Source: Prepared in-house.

For simplicity, let's say that PLD prices correspond to the marginal costs derived from the optimal functioning of the system. Therefore, we need to know:

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- Future expansion (installed capacity) and the characteristics and locations of associated sources;
- The future availability of "fuel" (wind, water, radiation, gas, coal...);
- Future demand.

Granularity and location must meet the PLD assessment. Currently, the PLD is evaluated hourly.

V.4.3. Expansion

The expansion combines the generation and transmission projects already contracted, the expected evolution (such as the next auctions) and the long-term future expectations derived from an optimization model compatible with the EPE tools. It is important to note that although our information is based on the PDE 2030 and PNE 2050 reports, we do not reproduce this data accurately. The reason is simple: since the publication of these works, the system and the market have undergone relevant changes – modernization, delays, laws etc.

We can summarize our survey regarding future expansion in the following steps:

1- Use the PDE 2030 and PNE 2050 as a basis
2- Compare the expansion of these documents with the current one: implement delays, new engagements
3- Implement new decisions (modernization, new laws, etc.)
4- From 2030 onwards (when there are no more new contracts, and it is necessary to expand to meet the load, use a model similar to the MDI (from EPE) to calculate the optimal expansion
5- Consolidate final expansion

With the exception of delays, expansion prices do not have a significant impact on the PLD because all units (except fossil and nuclear) operate with "zero fuel cost" (water, wind and sun are free, in theory, and O&M costs/tariffs are disregarded). On the other hand, fossil/nuclear costs are significant and have a high impact on marginal costs (for example, the dispatch - or the expected future dispatch - of a marginal thermal unit will define the marginal costs and, therefore, will impact the PLD).

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Unit prices for fossil power plants fall into two categories:

- "availability price" - fixed price, which will be paid independently of the factory dispatch indexed by inflation;
- "variable price", or CVU, is usually specified under contract and indexed by some defined indicator. This indexing poses an important and sometimes overlooked problem. Its growth is generally higher than inflation rates and causes associated prices to significantly increase on a long-term basis.

The availability of the plant is not enough to meet the load if there is no "fuel" - in this case, water, wind and sun (so far). It is important to "forecast" climatological inputs such as water input (for hydropower plants), wind velocity (for wind farms), and solar radiation (for solar/photovoltaic power plants).

A model that analyzes the climatological dynamics of each series (watershed, regional wind velocity, and solar irradiation) was used to "extract" periodicities and combine their projections in future scenarios.

For example, historical wind velocity records in Northeast Brazil could be broken down into their main periods: long-term Niños/Niñas variation, annual pattern, and intra-annual cycles (2-3 months). Our forecasting model "extends" these periodicities into the future, along with the associated variability, synthesizing realistic wind power production scenarios.

Image 3 below illustrates the projected entry scenarios for each market (normalized by the long-term average).

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HIDR SE
1,30
1,20
1,10
1,00
0,90
0,80
0,70
HIDR S
2,50
2,00
1,50
1,00
0,50
0,00
HIDR NE
1,25
1,05
0,85
0,65
0,45
0,25
HIDR N
1,60
1,40
1,20
1,00
0,80
0,60
0,40
2018 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044 2046 2048 2050

Image 3: Entry scenarios for each submarket

Source: Prepared in-house.

COVID-19 has had a substantial impact on demand growth. Next year's progress is still unknown, and forecasts are challenging. However, most experts agree that 2021 will see a slow recovery, and the years ahead will not reach the luxuriance of the past. Furthermore, efficiency will play an increasingly important role as distributed generation penetrates and more intelligent equipment emerges.

Even so, the growth of the Brazilian electric energy load is remarkable - even with frequent economic crises, past historical averages showed significant annual growth of 3-4%. In other words, approximately 2 GWmed (in physical guarantee) had to be incorporated into the country per year. Even with much more modest dynamics, the load still grows, and some unanticipated needs (such as peak power) will still lead to considerable expansion.

The expansion of the reference generation is calculated by the Energy Planning Authority (Energy Planning Company, PDE 2020-2030). It is essential to note that this benchmark expansion includes already contracted power plants (to be built under concessions or auction contracts) and planned inclusions but not yet contracted (approximately plants to begin to operate after 2026).

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However, unfortunately, not the entire expansion schedule develops as specified. Delays and inefficiencies are possible - and usually likely.

There is no official plan longer than 2030. Therefore, it is necessary to build a complementary expansion configuration based on credible assumptions, to be listed as follows.

From 2026 onwards, it is reasonable to presume that Brazil will still be growing and that the need for new plants will persist. However, there is not much information about the plants that would be chosen to be built. A brief analysis of the Brazilian hydroelectric inventory shows that, of the total inventory of 72446 MW, only 18115 MW will be viable (according to environmental restrictions). And, of that potential, only 5192 MW are actually under basic design - with actual conditions to be built.

Assuming a conservative hypothesis, we disregard the construction of new plants. The hydroelectric source will be expanded only through SHPs, including mandatory ones, according to Law no. 14.120/2021.

The additions of fossil power plants would not be significant since renewable energies are spread throughout the country, and their price is very competitive. However, fossil energy will be attractive to provide reliability and mitigation of climate-related risks. Recent auctions (capacity, simplified) point to the inclusion of new thermal plants, already established by Law 14.182. The importance of these power plants becomes even greater due to the required inflexibility: at least equal to 70%.

Nuclear power plants, in turn, are widely rejected by society, which fears adverse effects. The costs are not competitive, and - although defended by some specialists, they do not find consistent support either among the authorities or among the Brazilian population.

Renewable energies - wind, solar, biomass, to name a few - are Brazil's best bets. This work presumes a proportionally distributed expansion, although variations (more photovoltaic than wind, for example) have no impact on PLD forecasts, as they are all represented at zero cost in the operating models.

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Image 4 below shows the resulting basic expected expansion for the next few years by source (new thermal and renewable additions in search of incentives not yet included)

Accumulated Expansion
MW
Hydro Power Plant
Wind Power Plant
Nuclear
Photovoltaic

Image 4: Expected Expansion by Source

Source: Prepared in-house.

In addition, two important generation additions were considered:

- New renewable energies to go into commercial operation – many new projects were expected, such as the deadline for receiving incentive subsidies (Law No. 14.120, of March 1, 2021). The Law established that the "grant" (subsidy) must be issued by March 1, 2022; all subsidies were issued with 36 months to start the operation.
- However, as concession deadlines and procedures (including connection authorizations) approach and are being processed at a very slow pace, it is more realistic to presume deadline delay. Therefore, a period of six years was considered to begin the operation (until 2028).
- The Eletrobras Privatization Law (Law No. 14.182 of July 12, 2021) establishes the construction of new thermoelectric power plants (gas-powered) associated with high inflexibility (minimum 70%) located in regions not yet served by gas supply. As a significant time was estimated

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to construct the necessary infrastructure, the entry dates were postponed by two years.

Table 11 shows the new proposals for renewables and thermal additions for the period 2022-2030.

Table 11: Renewable and Inflexible Thermals Additional Capacity

RENEWABLE + INFLEXIBLE THERMAL ADDITIONAL CAPACITY					
Year	WIND	UFV	THERMAL N	NE THERMAL	THERMAL SE
2023	1500	700			
2024	1300	700			
2025	1200	600			
2026	800	600			
2027	800	600			
2028	700	600	1000		
2029				1250	750
2030				1250	1750
2031					1000
2032					1000
TOTAL	6300	3800	1000	2500	4500

Source: Prepared in-house.

V.4.4. Physical Guarantee

The physical guarantee of Eletrobras plants was taken as described in Technical Notes EPE EPE-DEE-RE-086/2021-r0, EPE-DEE-RE-087/2021-r0, and EPE-DEE-RE-088/2021-r0.

We considered the reduction of the physical guarantee of all other MRE plants being 2.0% (as of 2023) and an additional reduction of 1.5% (as of 2028).

It is important to point out that the renewable energies and rigid thermoelectric generators are "non-dispatchable" - in other words, their outputs are mandatorily used for load supply. This will produce a significant impact (reduction) in PLD, as their operating costs are defined as equal to zero in all evaluation models. Table 12 indicates the analytic expansion considered.

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Table 12: Expansion of the Resulting Generation

Generation Expansion - Physical Guarantee (Average MW)							
Year	SHP	BIO	WIND	UFV	RIGID	HYDRO	TOTAL
2022	3553.69	4217.98	9935.56	2257.98	5268.40	56238.28	81471.89
2023	3680.33	4337.09	11047.71	3433.96	5344.15	55210.09	83053.32
2024	3787.60	4362.36	11297.25	4211.44	5840.51	55210.09	84709.24
2025	4108.32	4414.25	12453.73	4746.21	6726.37	55210.09	87658.95
2026	4431.26	4497.47	13172.18	6467.24	8147.60	55210.09	91925.83
2027	4645.96	4497.47	13507.44	6722.48	9986.84	55210.09	94570.28
2028	4864.79	4497.47	13926.51	6977.73	12492.30	54381.94	97140.72
2029	5079.49	4497.47	14345.58	7232.97	13665.32	54381.94	99202.76
2030	5240.52	4497.47	14764.64	7488.21	14811.86	54381.94	101184.64
2031	5347.87	4497.47	15183.71	7820.03	14926.52	54381.94	102157.53
2032	5401.54	4497.47	15602.78	8151.84	15038.57	54381.94	103074.15
2033	5401.54	4497.47	16105.66	8483.66	15155.82	54381.94	104026.10
2034	5401.54	4497.47	16608.55	8815.48	15270.48	54381.94	104975.45
2035	5401.54	4497.47	17111.43	9147.29	15385.13	54381.94	105924.80
2036	5401.54	4497.47	17614.31	9479.11	15454.19	54381.94	106828.56
2037	5401.54	4497.47	18117.20	9861.97	15528.45	54381.94	107788.57
2038	5401.54	4497.47	18620.08	10244.84	15600.11	54381.94	108745.97
2039	5401.54	4497.47	19122.96	10627.70	15671.77	54381.94	109703.38
2040	5401.54	4497.47	19625.84	11138.19	15740.83	54381.94	110785.81
2041	5401.54	4497.47	20128.73	11648.67	15815.08	54381.94	111873.44
2042	5401.54	4497.47	20631.61	12159.16	15886.74	54381.94	112958.46
2043	5401.54	4497.47	21134.49	12669.65	15958.40	54381.94	114043.49
2044	5401.54	4497.47	21637.37	13180.13	16027.46	54381.94	115125.92
2045	5401.54	4497.47	22140.26	13690.62	16101.72	54381.94	116213.55
2046	5401.54	4497.47	22643.14	14201.10	16173.38	54381.94	117298.57
2047	5401.54	4497.47	23146.02	14711.59	16245.04	54381.94	118383.60
2048	5401.54	4497.47	23648.91	15222.08	16314.10	54381.94	119466.03
2049	5401.54	4497.47	24151.79	15732.56	16388.35	54381.94	120553.66
2050	5401.54	4497.47	24654.67	16243.05	16460.01	54381.94	121638.68

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V.4.5. Demand Prospect (Load)

Future load scenarios are expected for a range of agents and models. The official forecasts, in general, are optimistic, based on the hypothesis of a fast economic recovery - and are seldom confirmed in real life.

A model based on Hilbert Spaces, already implemented in several Brazilian distribution companies and used by the Electric Energy Commercialization Chamber (CCEE), was used. This model breaks down the load and its "drivers" - such as economic indicators, temperatures, consumer behavior.

Image 5 below shows the Load Forecast Platform, building a function capable of "translating" driver input variables (drivers) into future load scenarios. The model is applied both to markets (regulated and free) and all distributors, covering the entire country. The platform derives from a load forecast function for each market and distributor, considering the specific regional characteristics (mining, industry, temperature dynamics, etc.).

PLATFORM
Climate variables
Economic variables
Future Scenarios
LOAD
Comportamental variables

Image 5: Load Forecast Platform

Source: Prepared in-house.

The main algorithm may be described as:

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- Using the Hilbert spatial model and historical records to build a transfer function and map possible input variables in loads;
- Make input variables projections;
- Use the function constructed to map the projected input variables in future load scenarios.

The main drivers (which will be given specific weights, according to the local load characteristics) are associated with economic indicators:

- Seasonality: the load follows a strong seasonality, according to its periodicity dynamics: high temperatures in the summer, vacations, industrial production peak (March and October).
- Evolution of the Brazilian GNP: higher production requires more energy. In addition, economic growth leads to higher yields, entailing higher consumption. It is positive feedback.
- Broad Consumer Price Index - IPCA index reflecting the inflation rate - sometimes seen by the consumer as a "gain", a higher income. Part of the population also reacts to inflation with a "buy while you can" approach. Consumption grows.
- Exchange rate: produces the same response as the IPCA.
- U.S. GNP: The USA is still seen by many as the "world engine," and the industrial activity (steel, ores, etc.) "feeds" American needs. It is interesting to point out that China's trade would also be a good indicator, were any reliable information available.
- Selic tax: The Brazilian economy is fueled by credit. Better rates encourage consumption (in general) and electricity. As there are no credit volume projections, the interest rates (SELIC) may be used as an indicator.

Projections of the Brazilian input variables are obtained from the Central Bank's forecast data, while the US GNP is obtained from the Congressional Budget Office.

The efficiency impact is obtained from EPE Studies, summarized in Table 13 below – it is important to stress that the term efficiency herein comprises the distributed generation and possible developments - such as micro-grids and prosumers.

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Table 13: Efficiency Impact

Source: Prepared in-house.

2030	9.6
2050	12.8

The growth in end demand is shown in Table 14 below.

Table 14: Demand Growth

Source: Prepared in-house.

DEMAND GROWTH				
Year	S	SE	N	NE
2022	3.27%	3.21%	3.41%	3.88%
2023	3.24%	3.19%	3.30%	3.79%
2024	3.33%	3.21%	3.27%	3.74%
2025	3.42%	3.26%	3.25%	3.72%
2026	3.27%	3.09%	3.22%	3.55%
2027	3.22%	3.22%	3.20%	3.59%
2028	3.22%	3.06%	3.12%	3.43%
2029	3.19%	2.99%	3.09%	3.34%
2030	3.03%	2.95%	3.08%	3.26%
2031	3.09%	2.90%	3.05%	3.19%
2032	2.93%	2.86%	3.01%	3.12%
2033	2.89%	2.83%	3.01%	3.06%
2034	2.88%	2.79%	2.98%	3.00%
2035	2.78%	2.76%	2.97%	2.94%
2036	2.74%	2.75%	2.90%	2.85%
2037	2.64%	2.74%	2.88%	2.76%
2038	2.62%	2.73%	2.84%	2.69%
2039	2.52%	2.71%	2.77%	2.63%
2040	2.42%	2.71%	2.68%	2.63%
2041	2.38%	2.60%	2.66 %	2.52%
2042	2.32%	2.50%	2.62%	2.51%
2043	2.21%	2.45%	2.56%	2.48%
2044	2.11%	2.40%	2.50%	2.41%
2045	2.06%	2.40%	2.40%	2.30%
2046	2.04%	2.30%	2.31%	2.29%
2047	1.96%	2.28%	2.26%	2.25%
2048	1.90%	2.24%	2.23%	2.24%
2049	1.84%	2.17%	2.15%	2.15%

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DEMAND GROWTH				
Year	S	SE	N	NE
2050	1.74%	2.13%	2.06%	2.11%
2051	1.72%	2.10%	2.02%	2.09%
2052	1.70%	2.07%	1.99%	2.06%
2053	1.67%	2.04%	1.96%	2.03%
2054	1.65%	2.01%	1.93%	2.00%
2055	1.62%	1.97%	1.91%	1.96%
2056	1.62%	1.97%	1.90%	1.95%
2057	1.61%	1.95%	1.88%	1.94%
2058	1.60%	1.95%	1.88%	1.93%
2059	1.59%	1.95%	1.88%	1.92%
2060	1.59%	1.94%	1.86%	1.91%

V.4.6. Restrictions of the System transmission and connection

To define the restrictions of the electric energy transmission system and connection to the system, a deck of assumptions adopted by the National Electric System Operator - ONS, published in the Monthly Operation Program (PMO), was used.

For exports between the Northeast and the Southeast, the ONS's limits were considered a restriction for expansion of the system and implementation of new non-dispatchable renewables projects, according to Table 15.

Table 15: NE/SE Export Limits

Source: Prepared in-house.

NE/SE Export Limits	
date	MW
Jan/22	13,100.00
Feb/22	13,100.00
Mar/22	13,100.00
Apr/22	13,100.00
May/22	13,100.00
Jun/22	14,200.00
Jul/22	14,200.00
Aug/22	14,200.00
Sep/22	14,200.00
Oct/22	14,200.00
Nov/22	14,200.00

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Dec/22	14,200.00
Jan/23	14,200.00
Feb/23	14,200.00
Mar/23	14,200.00
Apr/23	14,200.00
May/21	14,755.00
Jun/23	14,755.00
Jul/23	14,753.00
Aug/23	14,757.00
Sep/23	14,750.00
Oct/23	15,746.00
Nov/23	15,710.00
Dec/23	15,708.00
Jan/24	15,713.00
Feb/24	15,711.00
Mar/24	15,708.00
Apr/24	15,754.00
May/24	15,777.00
Jun/24	15,775.00
Jul/24	15,789.00
Aug/24	15,783.00
Sep/24	15,749.00
Oct/24	15,755.00
Nov/24	15,710.00
Dec/24	15,710.00
Jan/25	15,713.00
Feb/25	15,713.00
Mar/25	15,708.00
Apr/25	15,744.00
May/25	15,777.00
Jun/25	15,775.00
Jul/25	15,789.00
Aug/25	15,777.00
Sep/25	15,754.00
Oct/25	15,755.00
Nov/25	15,710.00
Dec/25	15,713.00
Oct/25	15,755.00
Nov/25	15,710.00
Dec/25	15,713.00

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V.4.7. Chain of models

The Brazilian electric system is (still) dominated by huge reservoirs, capable of multi-year regulation. Therefore, the operating models must approach a long-term outlook (typically five years, divided into months). On the other hand, long-term models generally disregard small details like local grid or power plant restrictions.

As a result, the Brazilian operation is not based on a single model but a chain of models, shown in Image 6:

- The long-term model (NEWAVE) has an annual outlook (in general, five years) and evaluates the water values at the end of each period (month);
- The short-term model (DECOMP) has a bi-monthly outlook (generally divided into weekly stages and load levels) and evaluates the operation for each stage of time (dispatch and marginal costs).

NEWAVE
DECOMP
RESULTS
Storages (i+1)
RESULTS
Dispatch (i)
PLD (i)
t = i
NEWAVE
DECOMP
RESULTS
Dispatch (i+1)
PLD (i+1)
t = i+1

Image 6: Representation of the chain of models

Source: Prepared in-house.

The PLD prices are defined as the marginal operating costs of the system, limited by upper and lower regulatory thresholds. They are evaluated once a month by a chain of models specially designed for operating the Brazilian hydrothermal system and refined weekly).

The PLD is calculated by the Electric Energy Commercialization Chamber (CCEE)

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- Use the long-term operation model (annual) (NEWAVE) to calculate the value of water at the end of the next two months of operation.
- Upon knowing the value of water at the end of the next two months of operation, use the short-term operation model (weekly) (DECOMP).

Naturally, dispatch and associated marginal costs depend on two key factors: available energy and load to be fulfilled. As in a long-term scenario, it is impossible to know the exact load values and (more importantly) availability; the operation model corresponds to a stochastic algorithm (probabilistic) for decisions under uncertainties, as shown in Image 7.

SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
RESULTS
Storages (i+1)
RESULTS
Dispatch (i)
PLD (i)
t = i
SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
RESULTS
Dispatch (i+1)
PLD (i+1)
t = i+1

Image 7: Operation model

Source: Prepared in-house.

The Decomp model seeks a weekly discretization, split into three "stages" (levels): load base, average and peak. However, this representation was acknowledged as unable to capture the system's needs and costs. This became a crucial issue, as the offer depends more on renewable generation due to uncertain and volatile resources and daily modulation.

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Such variability (predictable or not) makes it impossible to rely on an "average" representation of this type of energy. However, both Newave and Decom (long and medium/short term models) still express the renewable energy (SHP, wind, photovoltaic, bio) through monthly averages, obtained from a typical generation profile (which may not even be realistic).

On the other hand, Newave and Decomp do not represent the transmission system - only the main interchange lines are accommodated without any electrical modeling. It would be interesting to increase the accuracy of the daily operation, introducing some transmission restrictions (even where simplified).

The DESSEM model attempts to fill in these gaps, connecting the weekly dispatch calculated by NEWAVE/DECOMP and the daily pre-dispatch of the following day.

It is interesting to note that future scenarios are built through mathematical models at each PLD assessment - combined with the insights of the Operational Authorities (ONS, the National Electric System Operator).

The future long-term hydrological availability scenarios are calculated through auto-regressive models (Newave) and, in the short term, through forecasting models (Decomp). These models do not consider weather cycles (Niños, Niñas, etc.) or even climate change trends already noticeable in most Brazilian basins. On the contrary, these models "tend" towards a long-term average in a few months, eliminating climate effects.

In addition, the wind, photovoltaic, and SHP alternatives are modeled by the "physical guarantee" - approximately a "worst-case" (admitted risk of 5%) calculated in the past years (number of years, depending on the source and available records). However, the generation available is more abundant than that. For example, in the Northeast region, the Photovoltaic and Wind alternatives are anticorrelated, as shown in Image 8. The same anticorrelations may be found in Hydrologic flows in the Southeast and Wind Velocity in the Northeast.

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2,00
1,50
1,00
0,50
0,00
-0,50
-1,00
-1,50
-2,00
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Radiation
Inflow
Wind velocity
normalized

Image 8: Photovoltaic and Wind alternatives

Source: Prepared in-house.

These (anti)correlations are important risk mitigators: when there is no wind, the Sun may "make up" the shortage; an increase in the wind may offset a dry year, and so on. If such effects are not considered, the results of the simulated operation will be far from reality, and the PLD forecasts may be far from accurate[2].

V.4.8. Adjustment Methodology

Our methodology seeks to adjust the simulation of the chain of models to the price calculation while preserving the true reproduction of the official chain of models, however, adjusting the future scenarios to more realistic forecasts.

To this effect, we used a "chain-linked" model (jargon in the sector which at each month re-executes the chain of programs, simulating the "reaction" (calculation) of the models to the forecast models at each moment in time.

The chain-linked model can be summarized in the steps below and Image 9.

[2]For further reference, see Macêdo et al (2007), Macêdo (2006) Pinto et al (2004), Pinto et al (2002), and Szczuzupak, Crombez (2014).

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1. Climate availability forecasting (hydrologies, wind, solar radiation, etc.) each month. Calculation reservoir producibility associated with level 1 of the represented reservoirs.
2. Reproduction of the Newave/Decomp chain operation for the forecast scenarios.
3. Calculation of dispatch (and byproducts: PLD, GSF, etc.)
4. Correction of the storage status at month-end (considering the actual availabilities based on all climate variables and the effective productivity of the power plants for the observed reservoir levels).
5. Back to 1, to re-execute the chain for the next month.

The results exactly replicate the calculation of the official chain of models (those that calculate the optimal operation) while eliminating the trends of synthetic hydrologic series (too optimistic) and the flow x generation "over productivity".

SCENARIOS
load
hidrologies
winds
solar radiation
transmission
Adjusting the storages to reality
SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
Replicate the official methodology
RESULTS
Storages (i+1)
NEWAVE
DECOMP
RESULTS
Dispatch (i)
PLD (i)
t = i
t = i+1
RESULTS
Dispatch (i+1)
PLD (i+1)

Image 9: Chain-linked model.

Source: Prepared in-house.

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V.4.9. Market Prices

We considered the historical market prices and derived a function that associates 1-, 3-, and 5-year contracts regarding PLD and the perceived production costs.

V.4.9.1. Weighted Production Cost per Submarket (CPPS)

The Levelized Cost of Energy (LCOE) is defined as the division of the project's total costs by the energy generated through the entire operation of the power plant. In the long term, it is equal to the marginal cost of the system expansion, which will be treated as the Weighted Production Cost per Submarket (CPPS) in this Study.

To this effect, considering the experience of the professionals of this Study, a periodic survey (every six months) is made with investors in the sector to tabulate the production costs per source and submarket.

Table 16 shows the production costs for each source in the Southeast, obtained from a July 2021 survey.

Table 16: Production Costs in the Southeast, in R$/MWh per source

Production Costs in the Southeast, in R$/MWh per source									
	Hydraulic	Hydraulic, SHP	Wind	Solar Photovoltaic	Biomass Thermal	Gas Thermal	LNG Thermal	Oil Thermal	Mineral Coal Thermal
2022	142	245	155	167	140	270	270	400	250
2023	144	246	160	170	135	272	272	400	250
2024	145	247	165	172	130	274	274	400	250
2025	144	248	166	174	129	276	276	400	250
2026	143	249	167	175	128	278	278	400	250
2027	142	250	168	176	127	280	280	400	250
2028	141	251	169	177	126	280	280	400	250
2029	140	252	170	178	125	280	280	400	250
2030	140	251	169	179	124	280	280	400	250
2031	140.5	250	168	178	123	279	279	400	250
2032	141	249	167	177	122	278	278	400	250
2033	141.5	248	166	176	121	277	277	400	250
2034	142	247	165	175	120	276	276	400	250

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2035	142.5	246	164	172	120	275	275	400	250
2036	143	245	163	169	120	274	274	400	250
2037	143.5	244	162	166	120	273	273	400	250
2038	144	243	161	163	120	272	272	400	250
2039	144.5	242	160	160	120	271	271	400	250
2040	145	241	159	157	120	270	270	400	250
2041	145.5	240	158	154	120	269	269	400	250
2042	146	239	157	151	120	268	268	400	250
2043	146.5	238	156	148	120	267	267	400	250
2044	147	237	155	145	120	266	266	400	250
2045	147.5	236	154	142	120	265	265	400	250
2046	148	235	153	139	120	264	264	400	250
2047	148.5	234	152	136	120	263	263	400	250
2048	149	233	151	133	120	262	262	400	250
2049	149.5	232	150	130	120	261	261	400	250
2050	150	231	149	127	120	260	260	400	250

Source: Prepared in-house and https://app.powerbi.com/view?r=eyJrIjoiMGYyZWI0NzgtMGRlOC00M2ZjLTljZDYtZTVkYjljZjkxZDBkIiwidCI6IjQwZDZmOWI4LWVjYTctNDZhMi05MmQ0LWVhNGU5YzAxNzBlMSIsImMiOjR9, accessed on 9/16/2021.

It is possible to notice a significant increase throughout 2020-2021, mainly due to the dollar valuation (which strongly impacts equipment and inputs), increased civil construction (felt mainly by the hydroelectric power plants) and strong competition among investors to construct their projects before the expiry of the term for tax incentives.

The CPPS in Table 17 is obtained through paying-in of production costs per submarket of all plants associated thereto (paying the revenues between the physical guarantee of each plant and the production cost corresponding to its energy source).

Table 17 - Weighted Production Cost per Submarket (CPPS)

CPPS - R$/MWh					
	SE	NE	S	N	Average weighted by the total of each source
2022	195.97	153.05	199.58	171.81	178.95
2023	190.85	153.58	198.46	170.42	171.79

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2024	172.93	137.19	191.32	161.68	155.49
2025	170.02	137.81	193.13	164.87	155.95
2026	167.35	137.58	193.04	165.28	154.56
2027	166.89	137.61	193.28	165.28	154.51
2028	166.65	137.61	193.28	165.28	154.46
2029	166.32	137.61	193.28	165.28	154.4
2030	166.32	137.61	193.28	165.28	154.4
2031	168.54	137.61	193.28	165.28	155.43
2032	170.41	137.61	193.28	165.28	156.36
2033	172.14	137.61	193.28	165.28	157.25
2034	173.6	136.5	186.23	165.28	155.71
2035	174.8	136.17	180.15	165.28	155.47
2036	176.08	136.01	183.64	165.28	156.08
2037	177.27	136.01	183.64	165.28	156.81
2038	178.36	136.01	183.64	165.28	157.52
2039	179.36	136.01	183.64	165.28	158.21
2040	180.28	136.01	183.64	165.28	158.88
2041	181.12	136.01	183.64	165.28	159.53
2042	180.85	136.01	183.64	165.28	159.98
2043	181.48	136.01	183.64	165.28	160.57
2044	182.04	136.01	183.64	165.28	161.14
2045	182.53	136.01	183.64	165.28	161.69
2046	182.96	136.01	183.64	165.28	162.21
2047	183.42	136.01	183.64	165.28	162.76
2048	183.73	136.01	183.64	165.28	163.24
2049	183.99	136.01	183.64	165.28	163.7
2050	184.19	136.01	183.64	165.28	164.14
2051	184.19	136.01	183.64	165.28	164.14
2052	184.19	136.01	183.64	165.28	164.14
2053	184.19	136.01	183.64	165.28	164.14
2054	184.19	136.01	183.64	165.28	164.14
2055	184.19	136.01	183.64	165.28	164.14
2056	184.19	136.01	183.64	165.28	164.14
2057	184.19	136.01	183.64	165.28	164.14
2058	184.19	136.01	183.64	165.28	164.14
2059	184.19	136.01	183.64	165.28	164.14
2060	184.19	136.01	183.64	165.28	164.14

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V.4.9.2. Forward Curves

The prices of contracted energy for future delivery (called Forward Curves in the market term) depend on the contracted volume, the contract price and the buyers/sellers' strategy.

As known, the wider the contract scenario, the lower the impact of PLD fluctuations. 5-year contracts are quite similar to CPPS. On the other hand, 1-year contracts are similar to PLD prices.

Merely for illustration purposes, Image 10 shows the Brazilian Over-the-Counter Energy Trade Entity (BBCE) prices for 1, 3, 6, and 12 months, compared to PLD prices. It shows that the short-term prices fluctuate aiming to be equal to PLD, the limit of which (around R$ 180/MWh) results from production costs. An exception is the pandemic period, with an imbalanced market and erratic prices - the generators sold their product at any possible price.

Average Price of the Contracts (BBCE)
R$/MWh
700,00
600,00
500,00
400,00
300,00
200,00
100,00
0,00
01/01/2017
01/03/2017
01/05/2017
01/07/2017
01/09/2017
01/11/2017
01/01/2018
01/03/2018
01/05/2018
01/07/2018
01/09/2018
01/11/2018
01/01/2019
01/03/2019
01/05/2019
01/07/2019
01/09/2019
01/11/2019
01/01/2020
01/03/2020
01/05/2020
01/07/2020
01/09/2020
01/11/2020
01/01/2021
01/03/2021
01/05/2021
01/07/2021
01/09/2021
Negotiation Data
1
3
6
12
PLD SE

Image 10: BBCE and PLD price comparison

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This study builds a forward price curve based on the observed historical data and some explanatory variables (which impact their behavior). To this effect, we used the CPPS (as selling for long periods at prices below the cost price would harm the business) and the PLD (short-term driver, which affects not only the result but also the perception of the agents).

Interestingly, this forecast does not intend (nor could it) to replicate the specific strategies for commercialization or insights/subjective expectations, which are impossible to predict. On the contrary, we sought modeling based on the factual data we have in hand.

To this effect, we used three forward price historical data for each type of contract (1, 3, 5 years) from several trader companies and specialized institutions (Dcide, BBCE). It is important to compose historical data from several sources to eliminate any strategy trend associated with a single agent or a specific methodology for data processing.

It is also important to note that the monthly price is used as an average of the prices charged in each month, weighted by the amounts sold. It rules out any distortions associated with non-significant deals - e.g., selling a small amount associated with an anomalous price (up or down).

The model was built based on two tools:

1- A neural network to build the function

Forward Price = ALFA * PLD + BETA * CPPS

The grid is relatively simple and can be presented in the Image below. Different functions were built for contracts with a duration of 1, 3, and 5 years.

Image 11: Neural network Diagram

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Forward historical records
PLD historical records
Curve CPPS
Neural Network
Forward Function
ALFA and BETA parameters

Source: Prepared in-house.

Table 18 shows the polynomials obtained. However, the neural network indicated an inconsistency: the forward curve variability much lower than that of PLD. As a result, it detected a threshold where the market prices ceased to follow the PLD prices.

The analysis of the results obtained showed that this threshold corresponded to the historic CPPS. In other words, sellers (except for anomalous periods, such as the pandemic) did not sell their production below the cost price.

Therefore, following the results of the mathematical model (explained by reality), the market price expectation function shows the lower threshold equal to the expected CPPS.

2- A linear regression statistical model, which confirms the function obtained from the neural network.

After obtaining the specific function for each type of contract, we used a linear regression model (also for each type of contract) to review the reliability of the resulting function. Table 18 shows the results of the model: the number of samples and adherence, for each year, of approximately 95% - which may be deemed quite satisfactory, given the uncertainties we face in the Brazilian electric energy market.

To compose the forward curve prices, the CPPS and PLD were considered according to Table 18, in which the PLD is multiplied by Alfa and CPPS by Beta. The ratios used show a satisfactory R square.

Table 18: Forward Price Formation

Forward Price Formation

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	No. of Samples	Alfa	Beta	R^2
1 year	1328	1.0825	-	0.962
3 years	1175	0.6308	0.3692	0.947
5 years	372	0.1292	0.8708	0.968

Source: Prepared in-house.

V.4.10. Results

Please note that:

- El Niño years (2027, 2033, etc.) generally bring air currents to the Southeast, causing a price increase. The La Niña years (2028, 2034, etc.) are associated with better (higher) inflows, leading to a recovery in the water reserves;
- The prices in 2021/2022 are quite high due to a severe hydrological crisis. On the other hand, GSF is low;
- From 2023, the prices start to show a persisting reduction due to the entry of new renewable energy; FGTS is still low, to the extent that the renewable energies start to displace the hydroelectric dispatch;
- From 2028-2030, the entry of rigid thermoelectric plants improves these effects, leading to lower PLDs and GSFs;
- From 2030, the offer and demand start the adjustment process, with the PLD price tending to marginal costs and GSF close to (generation of full physical guarantee).

It is important to see that the models do not show any PLD difference among submarkets. The main changes are:

- A well-planned system will establish an expansion to "direct" the energy from cheaper sources to the loads. The price differences represent gridlocks, in general, the interchange limits that will be solved with backups soon to be built;
- This is exactly what Brazil experienced in the last year. The transmission limits between the Northeast and the North, together

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with the entry of renewables and the decision to replenish the reservoirs in the North, lead to an excess availability in the Northeast and lack of stored energy in the South and Southeast;

- In addition, regional restrictions set by the ONS indicated minimum generation levels of submarkets, which contributed to the mandatory thermal generation, with consequent higher PLDs.

However, it is important to note that:

- The current situation changed. The energy shortage affects all submarkets, which are equally vulnerable. PLD is equalized. This scenario will remain until the end of 2022. Moreover, there will be no differences in water storage. Therefore, there are no expected price differences;
- After 2022, a significant backup from the NE/SE will end the interchange limits - and will end the gridlock that caused the price differences;
- As to local and regional restrictions, ONS does not inform the future operational restrictions. For this reason, even if they exist (and may result in some differences), at this point, it is not possible to include any limits in the models and, consequently, forecast any difference.

Lastly, it is important to note that although the PLD prices are uniform throughout the submarkets, the forward prices may present differences. The reason is the composition of the sources in each submarket - e.g., higher amounts of wind and solar energy in the Northeast, hydrological prevalence in the North, etc. As production costs are different, the limiting factor will indicate different limits for each submarket. It is worth recalling that negotiations usually have a "premium" for delivery in submarkets other than a generation, mitigating risks - whether existing or not - perceived by the agents.

The results and curves obtained are shown in section VI.9 - Commercialization Assumptions for the Base Case Commercialization Assumptions for the Base Case

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V.4.11. Application in the Financial Modeling

The materials in the spreadsheet with 200 GSF and PLD curve envelopments were selected from the DESSEM model. To define the forward curves, we used the ratio between CPPS and PLD defined in section V.4.9. Forward curves are shown for each North, Northeast, Southeast submarket. All prices were generated on the base date of August 2021. The annual price adjustment takes place each January.

The commercialization strategy of the base scenario was then defined as the mix of 5, 3, and 1-year contracts at the ratio of 50%, 30%, and 20%, respectively, of the commercialized energy.

Each of the inter-related 200 envelopments of GSF, PLD, and commercialization curves corresponds to a Total Value-Added. These scenarios were generated and subsequently placed in descending order to select the minimum expected NVP levels for each p-value.

Thus, the p-value levels eligible for the base scenarios will be those resulting from the accumulated cross-section from samples of 200 results. As this simulation implies a computational issue for its processing, the option was to simplify it, using the polynomial below:

$$\Delta GF\ PIE\ * \left[PLD\ * \left(GSF\ - (1 - Hedge) \right) \right] +$$

$$\Delta GF\ PIE\ * \ (Pmed\ * (1 - Hedge - Technical\ Losses))$$

Where:

$\Delta GF\ PIE$ =Difference between the Physical Guarantee of the IEEP Regime from the Capitalization Flow and current Flow.

PLD = Difference Settlement Price in the Southeast.

GSF = Generation Scaling Factor.

$Pmed$ = Average price of the SE Forward Curve, weighted by the allocation in 5, 3, and 1-year contracts.

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$Hedge$ = Portion canceled to mitigate harmful exposure to the STM.

$Technical\ Losses$ = Considered 3.5%.

The expression intends to define the weights for each variable projected in time. Subsequently, the monthly result is brought to present value.

$$\text{NVP} = \sum_{t=0}^{n} \frac{Polynomial}{(1 + WACC)^t}$$

This equation describes the issue of optimizing the joint generation of evaluated power plants, where the scenarios of (i) exposure in the short-term market; and (ii) commercialization of energy in the free/regulated markets, represented respectively by the first and second monomial of the equation above, are weighted intertemporally by the availability of the monthly physical guarantee in the Scenario of Change to Free Market in MWaverage to Marginal Cash Flow. The implicit assumption for this equation is that generation follows the GSF.

To show adherence of the Weight, together with its calculation, the 200 envelopments are simulated with the individual inclusion of each curve in the Financial Modeling. Thus, the resulting NVP is compared through the polynomial above (VPS) with the Total Value Added calculated through the Financial Modeling. Image 12 below shows the results obtained using each methodology:

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Comparison between the Value Added and the VPL of the Polynomial
Valor Adicionado
VPL Polinômio

Image 12: Comparison between the Value Added and the NVP generated by the polynomial

Source: Prepared in-house.

When compared dispersedly, the series show a high correlation. In more precise terms, it may be said that the explanatory level of the Weight to determine the ordinality of the Marginal Cash Flow NVPs, that is, the Total Value Added, is satisfactory. In fact, the R-square of the regression in that method concerning this method is 98.6%.

Therefore, the series selected to calculate each p-value, according to the database, will be the 192, 171, 100, 46, and 38 series for the P10, P25, P50, P75, and P90 scenarios, respectively.

It should also be mentioned that although the Weight adherence was tested for the base scenario using linear regression, the use of such regression to estimate the best series to be selected by each p-value was not taken into consideration. Firstly, because it would entail needing to recalculate the regression at each change of assumption; secondly, because the high explanatory level (R-square) of the regression would, in practice, result in redundancy.

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As to this topic, the method to select each series should also be explained. Contrary to intuition, the curves do not follow an ordinality among themselves. This is because the criterion was by order of NVPs rather than order of the curves, given the relevance of capturing the intertemporal effect jointly with them to calculate the Total Value Added.

Considering those mentioned above, the series supplied are time-based, which means that every subsequent value depends on, and is correlated with, its preceding value. Thus, selecting the curves period by period that would generate a certain NVP level or a certain value level would not entail only wrong values - as if the series were a cross-section, but would also tend to generate a range of artificially higher values for p-value levels more distant from the median in P50.

The values of the graphs with the energy commercialization assumptions defined according to this methodology will be shown in Chapter VI.9 - Commercialization Assumptions for the Base Case

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VI. Definition of Assumptions

This chapter will discuss the assumption of each cash-generating unit (CGU) split into: macro-economic assumptions, tax and fiscal assumptions, general assumptions, investment assumptions, revenue assumptions, operational assumptions, amortization of value-added, and deductions from value-added according to Law 14.182/2021.

VI.1. Macro-Economic Assumptions

The macro-economic assumptions were defined based on the Focus Report of the Central Bank of Brazil, published on August 16, 2021. The project modeling used the IPCA, IGP-M, and Selic Rate Target forecasts.

The Broad Consumer Price Index (IPCA) is prepared by the National Consumer Price Index System (SNIPC) and is intended to measure inflation of a set of products and services sold in the retail market related to families' consumption.

The Selic Rate is the benchmark interest rate of the Brazilian economy. The Selic Rate, calculated in transactions performed in one day among the financial institutions that use federal bonds as security, influences all interest rates in Brazil. To align the effective Selic rate with the Selic target, the Central Bank trades bonds through the Special System for Settlement and Custody.

The Interbank Deposit Certificate (CDI), in turn, is the rate that grounds the yield from loans between financial institutions. As loans are made at Selic rates and received in CDI, these rates are closely related, and it is not possible to have a profit or loss in these transactions.

The General Market Price Index (IGP-M) is one of the versions of the General Price Index (IGP). It is measured by the Getúlio Vargas Foundation (FGV) and is composed of the Wholesale Market Price Index (IPA-M), Consumer Price Index (IPC-M) and the National Construction Cost Index (INCC-M). It is used as an adjustment index in the Brazilian market.

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The indices used in this analysis are in accordance with Table 19 below.

Table 19: Marco-economic Scenario

Index	2020	2021	2022	2023	2024	2025	2026	2027
IPCA	4.52%	7.03%	3.89%	3.35%	3.18%	3.16%	3.16%	3.16%
IGP-M	23.14%	19.64%	5.10%	4.04%	3.96%	3.86%	3.86%	3.86%
CDI	2.76%	7.46%	7.50%	6.73%	6.53%	6.48%	6.48%	6.48%

Source: Focus Report (8/16/2021)

VI.2. Fiscal and Tax Assumptions

The fiscal and tax assumptions adopted are in conformity with the current Brazilian legislation. As Eletrobras is a company under a taxable income regime, this consideration must be extended to the Marginal Cash Flow study. Table 20 below summarizes the rates:

Table 20: Taxes and Taxation Regime

Taxation Regime	Taxable income
Taxes on revenue	
Social Integration Program (PIS)	1.65%
Contribution to Social Security Financing (COFINS)	7.60%
Income Tax	
Social Contribution on Net Income (CSLL)	9.00%
Income Tax (IR)	15.00%
Income Tax Surcharge (AIR)	10.00%

Source: Prepared in-house.

Social Integration Program (PIS): federal tax contribution of social nature, intended to fund unemployment compensation, bonus, and participation by employees in the private or governmental companies in the revenue from agencies and entities. The Federal Tax is levied on gross sales at a 1.65% rate under the non-cumulative regime.

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Contribution to Social Security Financing (COFINS): federal tax contribution of social nature, intended to fund the social security, which contemplates essential areas such as the Social Security Institute, Social Assistance and the National Health System. It is levied on gross sales at a 7.60% rate under a non-cumulative regime.

Income Tax (IR): the tax under the income regime is calculated on the taxable base defined by the income before applicable taxes, that is, the net flow of revenues, tax on revenue, operational expenditures, and sectoral charges. This tax has a 25% rate. Because of the marginal flow, that is, the difference between the two flows, analyzed herein, it is understood that the discount of the income tax surcharge (R$ 20,000.00 per month) should not be taken into account.

Social Contribution on Net Income (CSLL): federal tax contribution intended to fund social security. This contribution is levied on the same Income Tax base at a 9.00% rate.

Non-levy of Financial Revenue on the tax base: As the flows were designed to result in the free cash flow to the firm (unlevered flow), the cash-free flows are calculated, which consequently rules out the need to calculate financial revenues on the Income Tax and CSLL tax bases.

It should be stressed that the calculation made to determine the Value Added is the Marginal Cash Flow; hence, it is understood that the contribution of taxes is also marginal, that is, the tax base will be equal to the difference in operating income obtained from the difference between the Capitalization Scenario and the Current Scenario. Thus, under this conclusion, there is no need to include the R$ 20,000.00 deduction per month to calculate the income tax surcharge, which is projected with the 10% rate on the tax base.

VI.2.1. SUDENE/SUDAM Benefit

The Superintendence of Banco do Nordeste (SUDENE) is intended to foster the development of productive activities through the management of tax incentives and benefits in the Northeast macroregion and vicinities (AL, BA, CE, MA, RN, PB, PE, PI,

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SE, and in part, MG and ES). Similarly, the Superintendence for the Development of the Amazon (SUDAM) applies the same benefits of SUDENE to attract or keep investments in the Legal Amazon region (MA, PA, AP, RR, RO, AC, AM, MT, TO).

For both superintendencies, there are three tax incentive plans:

I. Corporate Income Tax - IRPJ exemption;
II. 75% reduction in the IRPJ for new projects; and
III. IRPJ reinvestments.

The power plants in this study are classified in the second case, where energy infrastructure projects will benefit. The term of the 75% reduction in IRPJ is 10 years from the beginning of its enjoyment. Table 21 shows the power plants with SUDENE and SUDAM tax incentives and their respective periods of enjoyment.

The SUDENE/SUDAM benefit is being considered as free to the firm; that is, a 75% reduction in the IRPJ is recorded in the marginal flow and has a direct impact on the Total Value Added.

Table 21: Power plants with SUDENE and SUDAM tax incentives

Power plants with SUDENE and SUDAM tax incentives			
Project	**Subsidiary**	**Start**	**End**
HPP Xingó	CHESF	01/2018	12/2027
HPP Luiz Gonzaga	CHESF	01/2018	12/2027
HPP Paulo Afonso IV	CHESF	01/2018	12/2027
Paulo Afonso Complex HPP	CHESF	01/2018	12/2027
HPP Funil	CHESF	01/2018	12/2027
HPP Pedra	CHESF	01/2018	12/2027
HPP Boa Esperança	CHESF	01/2019	12/2028
HPP Sobradinho	CHESF	01/2019	12/2028
HPP Tucuruí	Eletronorte	01/2019	12/2028
HPP Coaracy Nunes	Eletronorte	01/2015	12/2024
HPP Curuá-Una	Eletronorte	01/2015	12/2024

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VI.3. General Assumptions of the Concessions

This section will present the general assumptions of the concessions under the current regime and specify how the transition to determine the value added in each block power plant taken into account will occur.

Table 22 below, in line with Table 3: Concessions by CGU, presents the general characteristics of the cash-generating units (CGU) considered in this study.

Table 22: General data on the cash-generating units

Subsidiary	CGU (HPP)	Installed Power (MW)	Physical Guarantee (MW)	Physical Guarantee (13,182/2015) (MW)	Physical Guarantee Revised (MW)	End of the Concession	Extension of the Grant (days)	Commercialization Regime
CHESF	Boa Esperança	237.3	132.9	3.0	136.2	Dec/42	122	Quotas (12,783/2013)
	Paulo Afonso Complex	4,279.6	2,067.1	46.7	1,658.8	Dec/42	120	Quotas (12,783/2013)
	Luiz Gonzaga (Itaparica)	1,479.6	891.0	20.1	727.0	Dec/42	126	Quotas (12,783/2013)
	Xingó	3,162.0	1,997.3	45.1	1729.8	Dec/42	126	Quotas (12,783/2013)
	Sobradinho	1,050.3	-	504.5	457.5	Jan/52	2,555	13,82/2015
	Funil - BA	30.0	10.6	0.2	4.8	Dec/42	44	Quotas (12,783/2013)
	Pedra	20.0	3.6	0.07	1.7	Dec/42	-	Quotas (12,783/2013)
Eletronorte	Coaracy Nunes	78.0	62.6	-	62.2	Dec/42	-	Quotas (12,783/2013)
	Tucuruí	8,535.0	4,019.1	-	3995.5	Aug/24	518	Public Service Concession
	Curuá-Una	42.8	24.8	-	30.4	May/38	2,313	Public Service Concession
Furnas	Corumbá I	375.0	217.4	-	219.5	Dec/42	34	Quotas (12,783/2013)
	Estreito	1,050.0	495.4	-	497.2	Dec/42	34	Quotas (12,783/2013)
	Funil - RJ	216.0	115.0	-	102.4	Dec/42	37	Quotas (12,783/2013)
	Furnas	1,216.0	582.0	-	625.0	Dec/42	33	Quotas (12,783/2013)
	Marimbondo	1,440.0	689.7	-	688.7	Dec/42	37	Quotas (12,783/2013)
	Porto Colômbia	320.0	186.0	-	205.4	Dec/42	34	Quotas (12,783/2013)
	Itumbiara	2,082.0	-	964.3	948.9	Feb/51	2,555	13,82/2015
	Mascarenhas de Moraes	476.0	289.5	-	299.8	Jan/24	366	Public Service Concession

Source: Prepared in-house.

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VI.4. Investment Assumptions

As the marginal flow must be considered, as explained in section V.1 - Marginal Cash Flow and Grant Determination, it is understood that the investment assumptions must be treated in marginal terms, that is, the differences between the investments under the current concession contracts and as from the new concession contracts.

The amounts were considered as accrued monthly and based on straight-line from January of each year.

Investments presented by CHESF are detailed in Table 23.

Table 23: Investments by CHESF's CGU

Power plant	Period	CAPEX per period (R$ MM)
Boa Esperança	2042 to 2052	55.20
Paulo Afonso Complex	2042 to 2052	289.80
Luiz Gonzaga	2042 to 2052	82.80
Xingó	2042 to 2052	82.80
Funil	2042 to 2052	20.70
Pedra	2042 to 2052	13.80
Sobradinho	2052 to 2059	82.80

Investments presented by Eletronorte are detailed in Table 24.

Table 24: Investments by Eletronorte's CGU - Estimate

	Nominal CAPEX (R$ MM)		
Year	Coaracy Nunes	Tucuruí	Curuá-Una
2022	1.18	69.12	0.56
2023	3.71	172.73	0.52
2024	3.77	94.40	0.61
2025	3.91	28.33	0.56
2026	1.20	106.79	0.57

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2027	3.70	199.98	2.18
2028	3.66	163.01	2.22
2029	3.74	77.11	0.68
2030	3.67	30.28	0.67
2031	3.87	31.92	0.71
2032	4.38	36.11	0.80
2033	4.65	38.38	0.85
2034	15.74	129.88	0.89
2035	16.46	135.76	0.95
2036	18.26	150.60	0.98
2037	5.35	128.07	0.97
2038	5.89	48.58	3.65
2039	5.92	48.82	3.20
2040	6.37	52.52	1.16
2041	6.49	53.50	1.18
2042	7.10	58.56	1.29
2043	6.79	56.00	1.24
2044	7.34	60.55	1.34
2045	7.25	59.81	1.32
2046	7.91	225.22	1.44
2047	9.05	233.02	1.65
2048	25.18	207.75	1.42
2049	30.43	251.06	5.55
2050	33.05	81.26	6.02
2051	9.84	81.15	1.79
2052	10.55	87.00	1.92

Eletronorte's estimate considered:

> *"A 4.5% IPCA, CAPEX estimate adopted the energy price of R$ 172.74 MWh. The CAPEX adopted for the power plants is on average 1.15% of the energy price in years with no relevant maintenances, and 3.75% in years of implementation of backups and improvements."*
>
> *"i. UHTU - refurbishment of Jeumont Schneider generators in the Powerhouse 01 (machines 01, 03, 05, 07, and 09).*
>
> *ii. UHTU - improvement to adjust the overrun level of the short circuit current."*

The investments presented by Furnas are detailed in Table 25:

Table 25: Investments by Furnas's CGU

CAPEX (R$ MM)

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	Estreito	Funil	Furnas	Marimbondo	Porto Colômbia	Itumbiara	Mascarenhas de Moraes	Corumbá
2042	-	10.59	116.49	-	14.86	-	-	38.60
2043	-	24.71	291.22	48.31	34.68	-	-	135.10
2044	-	-	291.22	112.72	-	-	-	135.10
2045	-	-	291.22	-	-	-	-	77.20
2046	-	-	174.73	-	-	-	-	-
2047	-	-	-	-	-	-	-	-
2048	-	-	-	-	-	-	29.64	-
2049	-	-	-	-	-	-	49.39	-
2050	35.53	-	-	-	-	-	19.76	-
2051	82.91	-	-	-	-	-	-	-
2052	-	-	-	-	-	59.50	-	-
2053	-	-	-	-	-	138.84	-	-

The linear depreciation rate of 2.486% was calculated through the weighted average expense per asset forecast for the 2022 period, according to the Impairment model of Eletrobras group, with analysis dated Sep/21. Despite its non-cash effect, its importance for analysis is (i) the tax savings caused by the deduction of the tax base in the marginal cash flow; and (ii) the calculation of the balance of fixed assets from such capitalizations at the end of the analysis scenario.

Due to problems in unitizing Capex to start applying the depreciation only after effective completion of the investment in noncurrent assets and its low impact on the cash flow (equivalent to the balance of fixed assets resulting from the monthly depreciation rate and income tax rate), depreciation was simply applied to the entire balance of fixed assets for the immediately preceding month as from the beginning of the first Capex funding.

The remaining amounts from the balance of fixed assets at the end of the analysis were conservatively reverted by their historical book value without any adjustments for inflation.

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VI.5. Revenue Assumptions

According to the current energy commercialization regime, revenue assumptions considered three main blocks of power plants for detailing revenue.

1. Power plants under law 12.783/2013 (Quota Regime). They include the following CGUs: Boa Esperança HPP, Paulo Afonso Complex (HPPs Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV), Luiz Gonzaga HPP, Xingó HPP, Funil-BA HPP, Pedra HPP, Coaracy Nunes HPP, Corumbá I HPP, Estreito HPP, Funil-RJ HPP, Furnas HPP, Marimbondo HPP, and Porto Colômbia HPP.
2. Power plants under law 13.182/2015. They include the following CGUs: Sobradinho HPP and Itumbiara HPP
3. Independent power plants. They include the following CGUs: Tucuruí HPP, Curuá-Una HPP, and Mascarenhas de Moraes HPP.

The sections below will discuss the method to determine the revenue from each of these power plants.

VI.5.1. Revenues from power plants under law 12.783/2013

These power plants were recently renewed, according to Law 12.783/2013, under the quota regime. Under this regime, the generator does not bear the hydrological risks nor the financial income from Energy Reallocation Mechanism but earns a fixed monthly revenue (Annual Generation Revenue - RAP) adjusted each year by the IPCA index and revised every five years according to the physical guarantee quotas associated to each power plant.

Table 26 below shows the RAG amounts, and their components for each power plant analyzed in this report, as mentioned above. The data were obtained through Approval Resolution 2902/2021. The base date of the amounts below is July 2021.

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Table 26: Generation Revenue from power plants under Law 12.783/2013

Subsidiary	CGU (HPP)	Total RAG (REH 2902/2021) (R$)
CHESF	Boa Esperança	77,072,301
	Paulo Afonso Complex	1,153,076,197
	Luiz Gonzaga (Itaparica)	395,392,492
	Xingó	727,311,277
	Funil - BA	14,669,491
	Pedra	7,142,835
Eletronorte	Coaracy Nunes	31,413,266
Furnas	Corumbá I	111.656.166
	Estreito	295,157,823
	Funil - RJ	63,214,475
	Furnas	299,818,820
	Marimbondo	417,669,984
	Porto Colômbia	95,763,481

Source: Prepared in-house.

VI.5.2. Revenues from power plants under law 13.182/2015

Itumbiara HPP and Sobradinho HPP are governed by the special regime of Law 13.182/2015, and under this law, energy is commercialized as below:

- For Sobradinho HPP
  - Electric energy supply contracts in the Free Market (ACL) with a portion linked to 90% of Sobradinho HPP's physical guarantee until February 2037, with a reduction at a rate of one-sixth as from February 2032;
  - In the same period mentioned above, the energy contracts would be reversed in allocating energy and power physical guarantee quotas, pursuant to Law no. 12.783/2013;
- For Itumbiara HPP
  - Electric energy supply contracts in the Free Market (ACL) with a portion linked to 80% of Itumbiara HPP's physical guarantee until

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February 2035, with a reduction at a rate of one-sixth as from February 2030;

- In the same period mentioned above, the energy contracts would be reversed in allocating energy and power physical guarantee quotas, pursuant to Law 12.783/2013.

Thus, Sobradinho HPP and Itumbiara HPP would move to the quota regime (Law 12.783/2013) from 2032 and 2030, respectively. Consequently, the future RAG to be received by those power plants must be defined, as such value is not available in the Approval Resolution 2902/2021, given that such power plants did not receive the revenue from allocation of physical guarantee quotas in the current cycle.

The RAG values for Sobradinho HPP and Itumbiara HPP were estimated according to the Impairment model of Eletrobras group for subsidiaries CHESF and Furnas, respectively. These values are summarized in Table 27.

Table 27: Revenues from power plants under Law 13.182/2015 after the commercialization period in the Free Market (ACL)

Subsidiary	CGU (HPP)	Total RAG (R$)
CHESF	Sobradinho	198,989,726
Furnas	Itumbiara	513,061,980

Source: Prepared in-house.

The Value-Added calculation in this study is determined through the Marginal Cash Flow. Thus, for the entire period of free energy commercialization (ACL or ACR contracts), the new concession contract flow (Capitalization Scenario) will be the difference between the capitalization scenario cash flow, which contemplates the revision of Physical Guarantee and the current scenario cash flow, which does not.

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VI.5.3. Revenue from independent energy producers

As discussed in the previous section, for generators currently under the independent energy production with free negotiation of their contracts, the value added by the renewal of the concession contracts under Law 14.182/2021 will result from the difference between the current and revised Physical Guarantee, according to Table 22. The value-added of such power plants will then be the cash flow from the Capitalization Scenario, intended for independent energy production, minus the cash from the Current Scenario, intended for the provision of public service, according to the energy commercialization assumptions defined in section V.4 - Pricing and Hydrological Risk Scenario.

VI.6. Operation Assumptions

This section will present the operational assumptions for the CGUs presented previously: administrative costs and expenses and operational expenditure, sectoral charges, working capital, and technical losses from energy generation.

Operating costs in the capitalization contract extension period compared to the contract currently in effect considered the data sent by the subsidiaries: CHESF, FURNAS, and ELETRONORTE, according to official letters DE.E.017.2021, DG-01777-2021, CE-DO-0040/2021, CE-DE-027/2021, and CE-DO-083/2021. Tucuruí HPP considered the impairment model with analysis dated Sep/21. The tables below show the operating costs and expenses for each power plant. However, these costs will only be projected for the period with no convergence or coexistence between both flows (Capitalization Scenario and Current Scenario). The convergence period presumed no change in costs and expenses.

Table 28: Operating Cost - CHESF

Power plant	Opex for 2022 (R$ MM)	Period	OPEX for the Period (R$ MM)
Boa Esperança	55.20	2042 to 2052	55.20
Paulo Afonso Complex	289.80	2042 to 2052	289.80
Luiz Gonzaga	82.80	2042 to 2052	82.80
Xingó	82.80	2042 to 2052	82.80

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Funil	20.70	2042 to 2052	20.70
Pedra	13.80	2042 to 2052	13.80
Sobradinho	82.80	2052 to 2059	82.80

CHESF estimates were defined from the base date of January 2022.

Table 29: Operating Cost - Eletronorte

	Nominal OPEX (R$ MM)	
Year	Coaracy Nunes	Curuá-Una
2022	32.20	14.90
2023	33.70	15.50
2024	35.20	16.20
2025	36.80	17.00
2026	38.40	17.70
2027	40.20	18.50
2028	42.00	19.40
2029	43.90	20.20
2030	45.80	21.10
2031	47.90	22.10
2032	50.10	23.10
2033	52.30	24.10
2034	54.70	25.20
2035	57.10	26.30
2036	59.70	27.50
2037	62.40	28.80
2038	65.20	30.10
2039	68.10	31.40
2040	71.20	32.80
2041	74.40	34.30
2042	77.80	35.80
2043	81.20	37.50
2044	84.90	39.10
2045	88.70	40.90
2046	92.70	42.70
2047	96.90	44.70
2048	101.30	46.70
2049	105.80	48.80
2050	110.60	51.00
2051	115.50	53.30
2052	120.70	55.70

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Eletronorte estimates for Coaracy Nunes HPP and Curuá-Una HPP were defined as nominal values considering the annual IPCA of 4.5%. For this Report, they will be recalculated to BASE DATE. The estimated operating cost of Tucuruí HPP is R$ 546,606,807.12, considering the base date of September 2021.

Table 30: Operating Cost - FURNAS

Power plant	(A) Values informed (R$ MM)	(B) Sectoral Charges (R$ MM)	(A - B) OPEX (R$ MM)
Estreito	192.03	100.44	91.59
Funil	62.06	31.04	31.02
Furnas	229.15	117.86	111.29
Marimbondo	241.85	139.78	102.07
Porto Colômbia	82.90	54.70	28.20
Itumbiara	341.81	202.22	139.59
Mascarenhas de Moraes	113.55	58.78	54.77
Corumbá	115.00	37.83	77.17

CHESF estimates were defined from the base date of December 2020.

Table 31 below shows the sectoral charges applicable to each power plant. Thus, it should be stressed that for the Marginal Cash Flow, the sectoral charges will only be calculated from the difference between the current contract and the future concession contracts determined by Law no. 14.182/2021.

Table 31: Sectoral Charges

Charge	Amount	Reference base
CFURH	5.32 BRL/MWh	Generated energy
ONS & CCEE	0.08%	Net Revenue
R&D	1.00%	Net Revenue
Inspection by ANEEL	0.40%	Net Revenue
TUST	6.98 R$/kWh.month	Physical Guarantee

Source: Prepared in-house.

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Regarding the Value-Added study, as the energy generation follows the GSF monthly, there is no settlement at Optimization Energy Tariff (TEO); this tariff is not considered, as there is no energy commercialization in the MRE context.

VI.7. Amortization of Value Added

The calculated Value Added will be amortized throughout the new concession contract, that is, throughout 30 years as from BASE DATE.

Amortization of this value will affect the tax base calculated for the Marginal Cash Flow. By reducing the tax base, the lower amount expended to pay taxes affects the future cash flows, affecting the calculated Value Added. Thus, an iterative calculation must be made until a null economic gain for the period under analysis is reached.

After verifying the Total Value Added based on the assumptions defined in this report and comparing the results published by CNPE, the advantage of the capitalization process will be analyzed and presented as results and awareness.

The analysis of the advantage will consider the annual payments to CDE, according to Exhibit III of CNPE Resolution no. 15, of August 31, 2021, then the Marginal Flow will be deducted from annual payments, and the Total Value Added resulting from this analysis will the advantage of implementing Law 14.182 of July 2021, compared to the proposed base scenario.

VI.8. Deductions of the Grant bonus according to Law 14.182/2021

According to item II, Article 4 of Law No. 14.182/2021:

> *"II - the payment by Eletrobras or its subsidiaries, of the bonus from the grant of new electric power generation concession contracts corresponding to fifty percent (50%) of the value added to the concession by the new contracts, deducted of the following amounts:*

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a) expenses related to revitalizing the water resources of São Francisco River and Parnaíba River basins, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and the navigability of Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caput of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, the concession contracts of which are affected by such Law, according to subparagraph c, item V, caput, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Basins of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;"

Thus, the deductions from the bonus for the grant of new electric energy concession contracts payable to the Federal Government are determined at present value.

It is understood that the amount destined to item a) of item II, Art. 4 of Law No. 14.182/2021, is in agreement with Art. 6 of the same law.

"Art. 6 The obligation of electric energy generation concessionaires located in the Rio São Francisco basin the concession contracts of which are affected by this Law, in compliance with the measure under subparagraph a, item V, caput of art. 3 of said Law is a contribution of three hundred and fifty million reais (R$ 350,000,000.00) for ten (10) years, adjusted by the IPCA published by the IBGE or another index that may replace it, as from the month of execution of the new concession contracts.

It is understood that the amount destined to item b) of item II, Art. 4 of Law No. 14.182/2021, is in agreement with Art. 7 of the same law.

"Art. 7 The obligation of the concessionaire executing Concession Contract no. 007/2004-Aneel-Eletronorte, subject to the provision in the caput of art. 1 of this Law, in compliance with the measure addressed in ***subparagraph b, item V, caput of art. 3 of this Law*** *is the contribution of two hundred and ninety-five million reais*

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(R$ 295,000,000.00) per year, for a term of ten (10) years, adjusted by the IPCA published by IBGE or another index that may replace it, as from the month of execution of the new concession contract, for application in the program for structural reduction of energy generation costs in the Legal Amazon and at least twenty percent (20%) in actions to ensure navigability of the Madeira River and ten percent (10%) in actions to ensure navigability of the Tocantins River.

It is understood that the amount destined to item c) of item II, Art. 4 of Law No. 14.182/2021, is in agreement with Art. 8 of the same law.

*"Art. 8 The obligation of electric energy generation concessionaires located in the influence area of Furnas hydroelectric power plant reservoirs, the concession contracts of which are affected by this Law, to comply with the measure under **subparagraph c, item V, caput of art. 3** of said Law is a contribution of two hundred and thirty million reais (R$ 230,000,000.00) for ten (10) years, adjusted by the IPCA published by the IBGE or another index that may replace it, as from the month of execution of the new concession contracts.*

It is understood that the amount destined to item d) of item II, Art. 4 of Law No. 14.182/2021, is in agreement with paragraph 6, Art. 6 of the same law.

"Paragraph 6 In addition to the contribution specified in the caput of this article, the electric energy generation concessionaires located in the São Francisco River basins, the concession contracts of which are affected by this Law, shall make electric energy available at an annual amount of eighty-five average megawatts (85 MWmed) for twenty (20) years as from publication date of this Law, for a price of eighty reais per megawatt-hour (R$ 80.00/MWh), adjusted by the IPCA or another index that may replace it, through a specific agreement, directly to the Federal Operator of the PISF installations."

The availability of energy to PISF, as detailed above, will be treated as a reducing amount separate from the Physical Guarantee in the Financial Modeling to Paulo Afonso Complex CGU. Despite the forecast modulation of this energy, it was considered based on straight-line in the financial flow.

Further to these amounts, due regard should be given to item II, paragraph 1 of Art. 5 of Law No. 14.182/2021:

"Paragraph 1 The calculation of the value added to the concession will consider:

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[...]

II - the deduction of credits related to refund for proven expenses with the acquisition of fuel incurred until June 30, 2017, by the concessionaires controlled by Eletrobras and holders of the concessions addressed in art. 4-A of Law No. 12.111, dated December 9, 2009, that have been proven but not refunded as a result of the required economic and energetic efficiency addressed in paragraph 12 of article 3 of said Law, including adjustments for inflation, in which event the offset will be limited to three billion, five hundred million reais (R$ 3,500,000,000.00);"

The composition of the deductions and revitalizations described in this section is included in Table 32, considering contributions made in January.

Table 32: Deductions and revitalizations according to Law No. 14.182/2021

Present Value of the Flows of amounts in items a, b, and c of item II of Art. 4 of Law No. 14.182/2021 (R$)	**6,530,229,510**
Nominal Discount Rate	**10.29%**
Base Date	**Dec/22**

Source: Prepared in-house.

Further to these discounts, indemnity for non-depreciated and non-amortized assets must also be considered, as the current concession will have an early termination. The indemnity related to non-amortized and non-depreciated assets of Tucuruí HPP basic project is considering the estimated R$ 5,103,744,500.00 informed in the parameters published by Regulation no. 544/GM/MME, of August 30, 2021. The indemnities of non-amortized and non-depreciated assets of Curuá-Una HPP and Mascarenhas de Moraes HPP were estimated according to Eletrobras' Full Financial Statements as of December 31, 2020 base date. The indemnities related to the power plants under Law 12.783/2013 have a recorded balance in December 2012, adjusted by the IPCA until the BASE DATE of this report.

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Reference Assumptions	P10
General Assumptions	
Hedge (% Cancellation)	20% (until 2025) - 10% (after 2025)
Commercialization (5 years/3 years/1 year)	50/30/20
Technical losses	3.5%
Reduction of Physical Guarantees (PIE)	7.3%
Discount rate	6.9%

Commercialization Assumptions	GSF	PLD (R$/MWh)	SE Prices (R$/MWh)	NE Prices (R$/MWh)	NW Prices (R$/MWh)
2023	1.00	300.72	245.67	225.32	234.51
2024	1.08	305.57	238.17	218.65	232.03
2025	0.95	266.08	218.01	200.41	215.19
2026	0.89	228.93	199.08	182.82	197.95
2027	0.93	233.08	200.78	184.79	199.90
2028	1.21	133.14	166.65	138.91	165.28
2029	1.07	114.60	166.32	137.61	165.28
2030	0.97	157.64	167.19	149.30	166.36
2031	0.97	146.42	168.54	144.02	165.28
2032	0.94	134.37	170.41	139.18	165.28
2033	0.91	239.55	206.69	187.83	202.94
2034	1.04	156.66	173.60	148.24	166.15
2035	0.98	128.32	174.80	136.71	165.28
2036	1.00	104.71	176.08	136.01	165.28
2037	1.05	104.96	177.27	136.01	165.28
2038	0.96	118.77	178.36	136.01	165.28
2039	1.17	162.27	179.36	150.60	167.36
2040	0.92	147.62	180.28	143.71	165.28
2041	0.94	152.16	181.12	145.85	165.28
2042	0.92	122.54	180.85	136.01	165.28
2043	0.93	140.85	181.48	140.53	165.28
2044	0.88	203.13	194.96	169.82	185.81
2045	1.08	128.38	182.53	136.60	165.28
2046	0.88	161.42	182.96	150.20	167.18
2047	1.01	165.38	183.42	152.07	168.06
2048	1.01	165.77	183.73	152.25	168.24
2049	0.97	126.74	183.99	136.24	165.28

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2050	0.89	177.09	185.70	157.57	173.57
2051	1.11	132.81	184.19	137.56	165.28
2053	0.99	171.99	184.59	155.17	171.16
2054	0.99	176.04	185.47	157.08	173.07
2055	1.01	128.79	184.19	136.69	165.28
2056	0.94	189.86	189.90	163.58	179.57
2057	1.03	131.90	184.19	137.36	165.28
2058	0.97	129.76	184.19	136.90	165.28
2059	0.96	147.57	184.19	143.69	165.28

VI.9. Commercialization Assumptions for the Base Case

Based on the definition of the methodology and assumptions to forecast the cash flows under the current regime (Current Scenario) and Eletrobras post-capitalization regime (Capitalization Scenario), the Marginal Cash Flow can be built based on the methodology defined in section V.4 - Pricing and Hydrological Risk Scenario.

In principle, based on the 200 analyzed envelopments, as detailed in section V.4 - Pricing and Hydrological Risk Scenario and the sequence of NVPs generated from such series of data, and the base scenario is defined as the Values Added for different values used.

This study will use the results equivalent to P10, P25, P50, P75, and P90. It is understood that P10 is defined as the Value Added so that in 90% of all Valued Added generated from the 200 price envelopments, PLD and GSF are equal to or lower than the latter, or, equivalently, 10% of the scenarios generate Values Added equal to or higher than the latter. The understanding is similar for all other p-values presented subsequently in this section.

The energy commercialization assumptions (price curve, PLD, and GSF) throughout the analyzed period (January 2023 to December 2059) are presented below.

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VI.9.1. P10

Table 33: Assumption - Base Case - P10

Source: Prepared in-house.

GSF - P10
PLD - P10
Foward - P10
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
350
300
250
200
150
100
50
0
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2054
2056
2058

Image 13: Commercialization Assumptions - Base Case - P10

Source: Prepared in-house.

VI.9.2. P25

Table 34: Assumption - Base Case - P25

Reference Assumptions	P25
General Assumptions	
Hedge (% Cancellation)	20% (until 2025) - 10% (after 2025)
Commercialization (5 years/3 years/1 year)	50/30/20
Technical losses	3.5%
Reduction of Physical Guarantees (PIE)	7.3%

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Discount rate	6.9%

Commercialization Assumptions	GSF	PLD (R$/MWh)	SE Prices (R$/MWh)	NE Prices (R$/MWh)	NW Prices (R$/MWh)
2023	1.00	297.23	244.04	223.68	232.87
2024	1.08	300.20	235.64	216.13	229.50
2025	0.95	262.42	216.29	198.69	213.47
2026	0.89	226.50	197.93	181.67	196.81
2027	0.93	230.70	199.66	183.67	198.78
2028	1.21	129.92	166.65	138.21	165.28
2029	1.07	109.28	166.32	137.61	165.28
2030	0.97	152.54	166.32	146.90	165.28
2031	0.97	141.52	168.54	141.72	165.28
2032	0.95	130.12	170.41	138.26	165.28
2033	0.91	231.65	202.97	184.11	199.22
2034	1.04	151.62	173.60	145.86	165.28
2035	0.98	124.16	174.80	136.17	165.28
2036	1.00	101.42	176.08	136.01	165.28
2037	1.05	101.69	177.27	136.01	165.28
2038	0.96	115.02	178.36	136.01	165.28
2039	1.17	157.76	179.36	148.48	166.38
2040	0.93	143.59	180.28	141.82	165.28
2041	0.95	148.27	181.12	144.02	165.28
2042	0.92	119.61	180.85	136.01	165.28
2043	0.93	137.89	181.48	139.14	165.28
2044	0.88	198.98	193.01	167.87	183.86
2045	1.08	125.80	182.53	136.04	165.28
2046	0.88	158.38	182.96	148.77	166.52
2047	1.01	162.24	183.42	150.59	167.35
2048	1.01	163.17	183.73	151.03	167.56
2049	0.97	124.56	183.99	136.01	165.28
2050	0.89	174.13	185.05	156.18	172.17
2051	1.12	130.63	184.19	137.09	165.28
2053	0.99	168.77	184.19	153.66	169.65
2054	0.99	172.22	184.64	155.28	171.27
2055	1.01	126.13	184.19	136.11	165.28
2056	0.95	185.88	188.02	161.71	177.70
2057	1.04	129.14	184.19	136.76	165.28
2058	0.97	127.13	184.19	136.33	165.28
2059	0.96	144.82	184.19	142.40	165.28

Source: Prepared in-house.

Classification: Confidential

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GSF - P25
PLD - P25
Foward - P25
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
350
300
250
200
150
100
50
0
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2054
2056
2058

Image 14: Commercialization Assumptions - Base Case - P25

Source: Prepared in-house.

VI.9.3. P50

Table 35: Assumption - Base Case - P50

Reference Assumptions	P50
General Assumptions	
Hedge (% Cancellation)	20% (until 2025) - 10% (after 2025)
Commercialization (5 years/3 years/1 year)	50/30/20
Technical losses	3.5%
Reduction of Physical Guarantees (PIE)	7.3%
Discount rate	6.9%

Commercialization Assumptions	GSF	PLD (R$/MWh)	SE Prices (R$/MWh)	NE Prices (R$/MWh)	NW Prices (R$/MWh)
2023	0.97	350.25	268.97	248.62	257.81
2024	1.03	360.05	263.80	244.28	257.65

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2025	0.90	316.28	241.62	224.02	238.80
2026	0.84	270.74	218.74	202.48	217.61
2027	0.88	290.86	227.95	211.96	227.07
2028	1.14	153.24	166.65	147.23	165.41
2029	1.01	133.75	166.32	139.05	165.28
2030	0.90	184.50	177.62	161.94	177.05
2031	0.91	170.57	172.28	155.38	170.50
2032	0.88	156.43	170.41	148.73	166.09
2033	0.85	278.03	224.78	205.92	221.04
2034	0.97	180.69	179.80	159.54	175.26
2035	0.91	147.23	174.80	143.62	165.28
2036	0.93	120.04	176.08	136.01	165.28
2037	0.98	120.62	177.27	136.01	165.28
2038	0.90	136.38	178.36	138.43	165.28
2039	1.09	185.23	185.08	161.40	177.39
2040	0.87	167.63	180.52	153.12	169.11
2041	0.89	173.13	182.38	155.71	171.70
2042	0.86	139.37	180.85	139.83	165.28
2043	0.87	160.16	181.48	149.61	166.90
2044	0.83	230.55	207.86	182.72	198.71
2045	1.02	145.53	182.53	142.73	165.28
2046	0.83	182.31	185.84	160.03	176.02
2047	0.95	186.66	187.97	162.08	178.07
2048	0.96	186.57	188.10	162.03	178.03
2049	0.92	141.87	183.99	141.01	165.28
2050	0.84	198.99	194.19	167.87	183.86
2051	1.06	148.35	184.19	144.06	165.28
2053	0.94	191.86	190.84	164.52	180.51
2054	0.94	195.85	192.71	166.39	182.39
2055	0.95	143.11	184.19	141.59	165.28
2056	0.90	209.74	199.25	172.93	188.92
2057	0.98	145.55	184.19	142.74	165.28
2058	0.92	143.24	184.19	141.65	165.28
2059	0.91	163.07	184.19	150.98	167.53

Source: Prepared in-house.

Classification: Confidential

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GSF - P50
PLD - P50
Foward - P50
1,2
1,0
0,8
0,6
0,4
0,2
0,0
400
350
300
250
200
150
100
50
0
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2054
2056
2058

Image 15: Commercialization Assumptions - Base Case - P50

Source: Prepared in-house.

VI.9.4. P75

Table 36: Assumption - Base Case - P75

Reference Assumptions	P75
General Assumptions	
Hedge (% Cancellation)	20% (until 2025) - 10% (after 2025)
Commercialization (5 years/3 years/1 year)	50/30/20
Technical losses	3.5%
Reduction of Physical Guarantees (PIE)	7.3%
Discount rate	6.9%

Commercialization Assumptions	GSF	PLD (R$/MWh)	SE Prices (R$/MWh)	NE Prices (R$/MWh)	NW Prices (R$/MWh)
2023	1.03	277.37	234.69	214.34	223.53
2024	1.11	268.04	220.52	201.00	214.37

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2025	0.98	240.96	206.19	188.60	203.38
2026	0.90	212.18	191.20	174.94	190.07
2027	0.95	218.19	193.77	177.78	192.89
2028	1.23	109.21	166.65	137.61	165.28
2029	1.09	73.77	166.32	137.61	165.28
2030	0.98	119.60	166.32	137.61	165.28
2031	0.97	109.77	168.54	137.61	165.28
2032	0.95	102.62	170.41	137.61	165.28
2033	0.92	180.38	178.86	160.00	175.11
2034	1.05	118.81	173.60	136.50	165.28
2035	0.98	97.07	174.80	136.17	165.28
2036	1.01	79.97	176.08	136.01	165.28
2037	1.07	80.46	177.27	136.01	165.28
2038	0.97	90.58	178.36	136.01	165.28
2039	1.19	128.50	179.36	136.62	165.28
2040	0.95	117.35	180.28	136.01	165.28
2041	0.97	123.07	181.12	136.01	165.28
2042	0.94	100.70	180.85	136.01	165.28
2043	0.96	118.86	181.48	136.01	165.28
2044	0.91	172.26	182.92	155.30	171.29
2045	1.12	109.26	182.53	136.01	165.28
2046	0.92	138.85	182.96	139.59	165.28
2047	1.02	142.00	183.42	141.07	165.28
2048	1.03	146.57	183.73	143.22	165.28
2049	0.99	110.52	183.99	136.01	165.28
2050	0.90	155.15	184.19	147.25	165.82
2051	1.12	116.56	184.19	136.01	165.28
2053	1.00	147.86	184.19	143.83	165.28
2054	1.00	147.21	184.19	143.52	165.28
2055	1.02	108.70	184.19	136.01	165.28
2056	0.96	159.62	184.19	149.36	166.79
2057	1.05	110.94	184.19	136.01	165.28
2058	0.99	109.81	184.19	136.01	165.28
2059	0.97	126.84	184.19	136.27	165.28

Source: Prepared in-house.

Classification: Confidential

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GSF - P75
PLD - P75
Foward - P75
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
300
250
200
150
100
50
0
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2054
2056
2058

Image 16: Commercialization Assumptions - Base Case - P75

Source: Prepared in-house.

VI.9.5. P90

Table 37: Assumption - Base Case - P90

Reference Assumptions	P90
General Assumptions	
Hedge (% Cancellation)	20% (until 2025) - 10% (after 2025)
Commercialization (5 years/3 years/1 year)	50/30/20
Technical losses	3.5%
Reduction of Physical Guarantees (PIE)	7.3%
Discount rate	6.9%

Commercialization Assumptions	GSF	PLD (R$/MWh)	SE Prices (R$/MWh)	NE Prices (R$/MWh)	NW Prices (R$/MWh)
2023	1.061.06	259.75259.75	226.40226.40	206.05206.05	215.24215.24
2024	1.151.15	250.61250.61	212.32212.32	192.80192.80	206.18206.18

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2025	1.011.01	209.28209.28	191.29191.29	173.70173.70	188.48188.48
2026	0.940.94	171.52171.52	172.07172.07	155.81155.81	170.94170.94
2027	0.990.99	170.74170.74	171.46171.46	155.46155.46	170.58170.58
2028	1.261.26	94.3194.31	166.65166.65	137.61137.61	165.28165.28
2029	1.121.12	49.8049.80	166.32166.32	137.61137.61	165.28165.28
2030	1.011.01	102.89102.89	166.32166.32	137.61137.61	165.28165.28
2031	1.001.00	94.8694.86	168.54168.54	137.61137.61	165.28165.28
2032	0.970.97	88.9888.98	170.41170.41	137.61137.61	165.28165.28
2033	0.940.94	156.21156.21	172.14172.14	148.63148.63	166.05166.05
2034	1.071.07	103.26103.26	173.60173.60	136.50136.50	165.28165.28
2035	1.011.01	84.7884.78	174.80174.80	136.17136.17	165.28165.28
2036	1.041.04	69.1469.14	176.08176.08	136.01136.01	165.28165.28
2037	1.101.10	69.6369.63	177.27177.27	136.01136.01	165.28165.28
2038	1.011.01	79.0279.02	178.36178.36	136.01136.01	165.28165.28
2039	1.231.23	111.42111.42	179.36179.36	136.01136.01	165.28165.28
2040	0.980.98	101.91101.91	180.28180.28	136.01136.01	165.28165.28
2041	1.001.00	107.60107.60	181.12181.12	136.01136.01	165.28165.28
2042	0.970.97	87.9287.92	180.85180.85	136.01136.01	165.28165.28
2043	0.990.99	102.63102.63	181.48181.48	136.01136.01	165.28165.28
2044	0.940.94	148.69148.69	182.04182.04	144.22144.22	165.28165.28
2045	1.151.15	95.1295.12	182.53182.53	136.01136.01	165.28165.28
2046	0.940.94	120.29120.29	182.96182.96	136.01136.01	165.28165.28
2047	1.041.04	123.44123.44	183.42183.42	136.01136.01	165.28165.28
2048	1.061.06	127.22127.22	183.73183.73	136.35136.35	165.28165.28
2049	1.011.01	96.3596.35	183.99183.99	136.01136.01	165.28165.28
2050	0.930.93	134.95134.95	184.19184.19	138.02138.02	165.28165.28
2051	1.161.16	100.92100.92	184.19184.19	136.01136.01	165.28165.28
2053	1.031.03	128.09128.09	184.19184.19	136.54136.54	165.28165.28
2054	1.031.03	128.05128.05	184.19184.19	136.53136.53	165.28165.28
2055	1.051.05	94.1194.11	184.19184.19	136.01136.01	165.28165.28
2056	0.980.98	137.89137.89	184.19184.19	139.14139.14	165.28165.28
2057	1.091.09	96.8596.85	184.19184.19	136.01136.01	165.28165.28
2058	1.011.01	95.6195.61	184.19184.19	136.01136.01	165.28165.28
2059	1.001.00	110.03110.03	184.19184.19	136.01136.01	165.28165.28

Source: Prepared in-house.

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GSF - P90
PLD - P90
Foward - P90
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
300
250
200
150
100
50
0
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2054
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2058

Image 17: Commercialization Assumptions - Base Case - P90

Source: Prepared in-house.

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VII. Summary Analysis of the Risks

This section will consolidate the main risk factors extensively scored in this Study. This chapter proposes putting the risks into a system in the groups (i) Legal Notes, (ii) Water and Regulatory Aspects, (iii) Economic and Financial Risks, (iv) Commercialization Risks, and (v) Base Case Sensitivity Factors.

In each group, the risks will be (i) identified; (ii) described; (iii) analyzed in terms of chances of occurrence and impact; and (iv) scored or their mitigating factors proposed.

It is worth stressing that the Study does not contemplate a risk assessment regarding budget, power plant construction work performance schedule, operation, construction, and other engineering-associated risks, despite recognizing their potential impacts on the CGUs' cash flow and, consequently, the Value Added calculated herein.

The proposed approach may be introduced to the Results from the Base Case and subsequent Sensitivity Analysis of the Grant values, with some handling proposed for such identified risks, if any, or define them as points of attention for Eletrobras Management.

VII.1. Legal Notes

1. **Risk of Declaration of Unconstitutionality of Law no. 14.182/2021 in Declaratory Action of Unconstitutionality - ADI 6.938**: Regarding the possible risk of commencement of litigation on the complex privatization plan, it should be stated that, at least in part, the risk level that may be envisaged was deemed consummated even before the works trending to the pricing of quotas taken to the market. This is because when the project to convert Provisional Measure- PM 1.031/2021 was approved by the Parliament, with the consequent enactment of Law no. 14.182/2021, the ADI 6839 was filed immediately with the Federal Supreme Court, in which the plaintiff parties dispute the main provisions that declare the

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privatization. Presuming that Law no. 14.182/2021 is not declared fully unconstitutional, possible granting of the second claim in the ADI would take to the same consequence that would occur with the opposition of presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire regulation depends on implementing the provision of art. 1, paragraph 1, combined with arts. 20, 21, and the conditions addressed in arts. 2, 4, and 5. Its correction goes through the departments of the Office of the General Counsel for the Federal Government working on the ADI at the Federal Supreme Court and, under the specific procedure to judge this action, competently defended the constitutionality of Law no. 14.182/2021. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

2. **Risk of Accounting Analysis and Legality by the Federal Accounting Court:** As the legality and economic assessment of the privatization is pending examination by the Federal Accounting Court - TCU, which imposed hindrances to similar projects in the past, and given the opinion issued by the Justice reporting on the Eletrobras case, to some extent, the process may be impacted by its handling at the Court. Although the TCU no longer has the power to halt the effectiveness of Law no. 14.182/2021, given the superseded opinion in Precedent 347/STF, which authorized deciding on the unconstitutionality of acts by the Government, there is a possibility of the Court staying the privatization, in case of evidence of possible litigation regarding the economy of the project and complexity of the economic-financial balance, likewise ADI 6.938. In Case TC 000.350/2021-4, a request for examination of the record by Justice Aroldo Cedraz, who reports on the background of the Eletrobras case at the TCU, imposed a sixty-day delay in the publication of the invitation to bid regarding the implementation of 5G technology by auction, and ultimately, voted against the proposal from the technical unit, which was in line with the Federal Government' agenda. Such considerations lead us to believe that, under the privatization feasibility standpoint, the possibility of the TCU examining more sensitive aspects of the project

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exist, and with possible delays in the initially expected schedule to offer the securities in the market, capitalization may be impacted as regards the ratio between the amount defined for Eletrobras changing to the free market and the economy of the mandatory concessions under Law 14.182/2021. The risk of hindrances by the TCU, once the process is provided with supporting documents, calls for mitigation by the legal departments representing the Federal Government, BNDES and all other agents working on the privatization, to advance the issuance of a definitive standpoint of the Court concerning the economy of the privatization and its accounting lawfulness. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

3. **Extension of the current concession terms because of the MRE**: a subset of Eletrobras power plants covered by Law 13.203/2015, acquired the prerogative of extending the current terms of the concession, in return for a significant portion of the costs incurred with the MRE. However, as it coincides with this capitalization process, there are moderate risks of the vested right not being fully contemplated. The recommendation is that such right be duly contemplated in a specific clause of the new concession contracts. The impact of this risk on calculating the Total Value Added can be examined in the Financial Modeling.

VII.2. Water and Regulatory Aspects

1. **Reduction of the physical guarantees of the MRE**: if the physical guarantees of other MRE power plants are not revised, **there is a not negligible risk** that Eletrobras Group, because of the reduced physical guarantees to which it was subject, incurs financial costs associated with the sharing of the burdens and benefits of the centralized operation, at higher rates than other agents. The reduction in the Eletrobras physical guarantees improves the GSF to all parties but simultaneously reduces the participation of the power plants in the total energy allocated to them. The impact of the physical guarantees of the MRE not being revised will

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be analyzed with the sensitivity of the base case, as mentioned in section VII.5, and the impact of this risk on the Value Added will be examined.

2. **Effects of thermoelectric plants by inflexibility**: although the contracting of thermoelectric plants object of Law 14.182/2021 has the powers to mitigate the seriousness of any future crisis related to scarce water resources, especially in the medium term, they will also have a strong contribution to the displacement of hydroelectric power plants, decreasing the GSF value. The impact of the schedule to implement thermoelectric plants with 70% inflexibility will be examined with the sensitivity analysis of the base case; as mentioned in section VII.5, thus the impact of this risk on the Value Added will be examined.
3. **Entry of renewables as from 2023**: the high volume of renewables, with a start-up in 2023, will have similar effects. These risks call for strategic positioning of the company, further to their commercial mitigation. The impact of the schedule to implement renewables from 2023 will be examined with the sensitivity analysis of the base case, as mentioned in section VII.5; thus, the impact of this risk on the Value Added will be examined.
4. **Dispatchability of the new electric matrix**: the "new" electric matrix, given the increased share of renewable sources, tends to be less dispatchable or more mandatory. This will require more thermoelectric plants, which will prevent relevant reductions of the marginal cost in the short term. The same will happen with tariffs, which may increase even after 2030, especially if the subsidies policy for renewable sources is maintained. The risk here is the maintenance of interventionism, with the application of unreasonable prices, which may affect the free prices. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.
5. **The displacement between PLD and contract prices**: an oversupply lead by subsidized renewable sources and inflexible thermal plants, associated with the prospective rising tariffs, will entail a GSF below 1.0, but contract prices further displaced from PLD, which calls for attention.

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However, because of what will happen with tariffs and market opening, it is more likely that the contract prices will be higher than PLD, which is an opportunity. This risk was considered in the GSF forecast, PLD and Forward curve, the entry assumptions of the Financial Modeling.

6. **Future change of the electric sector**: given the facts described in items 2 to 6, combined with the expected insertion of distributed generation, the electricity sector is likely to go through important changes in the next few years. The sector may not be the same, even between 2026 and 2030. The displacement of hydroelectric power plants, which is a risk, may be more permanent than desired. However, hydroelectric power plants will not lose importance. Disregarding a storage capacity of an average 280 GW is not likely. It is a "battery" of huge proportions, which only needs to be used. Thus, among the expected changes, flexibility, that is, the ability to respond quickly to operational needs of an increasingly less dispatchable power system, will arise as one of the main products of the hydroelectric power plants. The suggestion is a strategic standpoint towards this direction to arrive earlier in this new focus of the business. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

VII.3. Economic and Financial Risks

The economic and financial risks affect the Eletrobras balance in terms of financial stability and attractiveness in the short and long term, related to the business's illiquidity, counterparties, and attractiveness (capital allocation).

1. **Inherent risk of the business**: the change to the free market is expected to bring a higher exposure to Eletrobras or a higher correlation of its economic activity to the economic cycles from an increased inherent risk of the business. This risk would entail a direct negative impact on the calculation of the Value Added in this Study. According to section V.2 - Weighted Average Cost of Capital (WACC), this risk was addressed

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through a more conservative cash flow forecast to incorporate the higher risk associated with the business in the financial flow.

2. **Economic activity level**: Market oscillations may cause an imbalance in the economy, where production costs will be higher than the price of products in the market, and this fact demotivates producers, of which part of the stabilization plans implemented until the '90s is a typical example. In the recent crisis, this occurred again, when several free-market consumers had to renegotiate payments with the generators and sellers.
   - This risk has medium to low chances, as these cycles are specific and widely spaced. In addition, the current scenario is based on a low base of economic cycle recovery.
   - The impacts in the company's liquidity may range from medium to high, as on occurrence of any such event, the liquidity and income of Eletrobras may be jeopardized.
   - Economic activity should be monitored to mitigate this risk, and an internal debt renegotiation policy must be in place. This policy sets the costs and payment terms granted to clients in the default portion. These costs passed on to defaulters must always be higher than the opportunity costs that Eletrobras bears in the financial market.
   - Lastly, the company must keep a pre-established liquidity level and open credit facilities with the financial market, established in its internal policies.
     - This topic will be addressed through variations in the load growth to simulate changes in demand levels, according to section VII.5.
3. **Credit risk of counterparties**: Credit risk comprises every possibility of default in a transaction, that is, the inability to predict that the parties' obligations will be fulfilled accurately. It is an ever-present risk in

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commercial and financial negotiations. Specifically, as Eletrobras will sell its energy in the free market (ACL), it risks default on the energy buyer.

- If no mitigating system is adopted, the chances of this risk may range from medium to high. As an example, medium-size traders have already defaulted in the past.
- The impact of credit risk is high/medium, depending on the concentration of sales to a profile of high-risk clients/traders.
- The recommendation is to set a Risk Acceptance Criterion (CAR) to mitigate this risk, where each client/trader has its exposure limits. This procedure calls for the preliminary involvement of the Compliance Department and is managed by a Credit Department, which sets previous levels concerning the volume exposure period of each counterparty and monitors the economic-financial indices of the buying counterparty.
- There must also be a clear exposure policy for each buying counterparty to dilute the credit risk.
- Lastly, the company must keep a pre-established liquidity level and open credit facilities with the financial market.

VII.4. Commercialization Risks

Regarding the revenue associated with energy commercialization, we recommend considering some attention points on the energy commercialization risk.

The implemented commercialization strategies contemplate two business modalities:

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1. The settlement and the PLD (for energy left as "hedge" and settled in the short term). It is worth noting that the PLD is volatile and highly dependent on the market scenario:

- The demand of the system impacts the PLD. Increments/decreases in demand lead to a rise/reduction of the PLD.
- In conclusion, the offer would have the opposite effect. However, this does not always happen. The generation offer at higher operating costs has less impact on PLD - generally, it concerns thermal power plants deployed at more critical moments. However, an increase in offer, which the system must absorb at nihil variable cost (as in the wind, photovoltaic, and inflexible thermal generation), produces a reduction in PLD (as it increases the generation of plants at zero cost).
- It is even possible that the volume of energy produced by such sources, with "mandatory" dispatch (in the jargon, "non-dispatchable" energy), displaces the dispatch of hydroelectric power plants: if all the hydroelectric potential is not necessary to meet the load, these power plants do not generate, not because of lack of inputs (water), but lack of need (demand). This is a real risk, which must be addressed in the future by the applicable authorities.
- The hydrological component still plays a significant role. Median or high hydrologies (close to or higher than, historical average) tend to raise the reservoirs and make up an "energy stock" that mitigates risks. On the other hand, low hydrologies (lower than historical average) may lead to the "consumption of hydroelectric energy inventory" and demand a more intense thermal dispatch, with higher variable costs, directly impacting the PLD.
- Although the expansion forecast by the sectoral authorities points towards backups that eliminate price differences, the operation guidelines, local or even circumstantial restrictions may create imbalances leading to differences in prices. As these scenarios are

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unpredictable and not pointed out in the official models and data, we elected only to indicate this possibility.

- Lastly, it is worth noting that the offer depends on expansion. The entry of new power plants (and their respective costs) may change the business environment completely, consequently affecting prices and revenues.

2. Sales of energy under long-term contracts. The forecast of this revenue depends on the prices of the contracts, which in turn depend on a series of factors, such as the commercial strategies of each agent, which in turn depend on a wide array of factors. Generally, we may mention.

- The insight of sellers and buyers in future energy prices, including the PLD (if the PLD rises, some sellers may be tempted to reduce contracts, if prices are not attractive, and merely settle their energy; in case of a drop in the PLD, some sellers may be pressed to sell at lower prices to close deals, even if at a disadvantage).
- The production costs, highly affected by economic scenarios - mainly the dollar and civil construction.
- The expansion of the system generation - i.e., the massive entry of renewables by 2025 (to preserve incentives) may lead to an offer glut and drop prices.
- The expanded access to the free market leads to the opposite effect, increasing demand and, consequently, the prices.

It should be noted that the impact of all such effects on the market is subjective and unpredictable. For this reason, we elected the statistical adjustment of prices based on historical data, which so far has resulted in assertive forecasts.

It is important to note that the Energy Reallocation Mechanism (MRE) makes the amount available for sale depend on all participating hydroelectric power plants, leading to the need to forecast the dispatch of the joint system. It is also important to note the negotiated amount. The limit amount that each plant may sell in the market is set by its physical guarantee. Further, suppose the plant has allocated energy below the contracted sales after considering the MRE effects. In that case, it must buy the

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remaining "guarantee" at PLD-sensitive prices, which already present a risk given their volatility. It should also be noted that revisions of physical guarantees are expected (2022 and 2027) from the power plants that did not have the revision applied to Eletrobras plants. Amounts resulting from this revision will have a relevant impact on the distribution of energy allocated among the power plants.

Lastly, as previously mentioned, it is possible that the hydroelectric power plants do not generate the total physical guarantee, not for lack of water, but lack of demand, as most of it, will be served by non-dispatchable power plants.

Thus, the negotiated amount, like the PLD and market prices, is subject to the dispatch risks - which permeates the entire negotiation.

Thus, any offer/demand may significantly impact the dispatch of the system and its byproducts: the GSF, PLD and market prices - and consequently, revenue.

To mitigate the addressed risks, we recommend a sensitivity analysis, as described in section VII.5, of the result from the energy commercialization, addressing the following topics:

1. Offer
    - Expansion and revision of the physical guarantee: sensitivity to the scheduled entry of renewables and inflexible thermal plants, as well as the results of the revised physical guarantees.
    - Hydrologic availabilities: sensitivity to hydrological affluence.
2. Demand
    - Sensitivity to increase in demand.

VII.5. Sensitivity factors for the base case

From the Summary Analysis of Risks proposed herein, the risks may be segregated into 1. Attention points to be prudentially addressed by Eletrobras Management; 2. Risks incorporated into the Financial Model, according to Chapter VI - Definition of Assumptions; and 3. Risks analyzed in sensitivity cases.

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The latter, in turn, are those addressed in this section. They will be analyzed on two fronts: 1. Projection of new GSF, PLD curves and envelopments and price curve, incorporating new assumptions; and 2. Sensitivity of the commercialization strategies prepared based on these curves.

To address the risks (i) section VII.2 - 1 - Reduction of physical guarantees of MRE; (ii) section VII.2 - 3 - Entry of renewables as from 2023; (iii) section VII.3 - 2 - Economic activity level, the following GSF, PLD curve scenarios and envelopments and price curves are proposed:

- Scenarios in which the physical guarantees will not be revised in 2023 and 2028;
- The scenario in which the load rises at an annual rate of 3.1%, as forecast in the PDE 2030;

Subsequently, to address the Commercialization Risks in section VII.4, limit commercialization strategies will be simulated for each curve generated, consisting of (i) change in the Hedge percentage; and (ii) composition of the commercialization portfolio, thus simulating more conservative and more aggressive strategies. From all such scenarios, it is appropriate to always assess upper-risk levels above P50, according to the note on risk 1 – Intrinsic risk of the business, of section VII.3 - Economic and Financial Risks regarding the incorporation of intrinsic risks into the financial flow.

Technical Responsables:

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Humberto Bizerril Gargiulo
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Humberto B. Gargiulo
Technical Project Manager of The Works

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Gustavo Oshiro dos Santos Henriques
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Gustavo Oshiro Henriques
Coordination of the Works and Professional of the Execution Team

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Leontina Pinto
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Leontina Pinto
Specialist

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Edvaldo Santana
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VIII. References

CENTRAL BANK OF BRAZIL **Focus - Market Report.** Published on August 20, 2021, Available at: <https://www.bcb.gov.br/publicacoes/focus/02072021>. Accessed on: August 23, 2021.

BRAZIL. Law No. 14.182, of July 12, 2021. Provides for the privatization of company Centrais Elétricas Brasileiras S.A. (Eletrobras); amends Laws no. 5.899, of July 5, 1973, 9.991, of July 24, 2000, 10.438, of April 26, 2002, 10.848, of March 15, 2004, 13.182, of November 3, 2015, 13.203, of December 8, 2015, 14.118, of January 13, 2021, 9.648, of May 27, 1998, and 9.074, of July 7, 1995; and revokes provisions of Law no. 3.890-A, of April 25, 1961. Available at: https://www.in.gov.br/en/web/dou/-/lei-n-14.182-de-12-de-julho-de-2021-331549377. Accessed on: August 27, 2021.

BRAZIL. Law n. 13.183, of November 3, 2015. Authorizes Companhia Hidro Elétrica do São Francisco and Furnas Centrais Elétricas to participate respectively, in the Northeast Energy Fund and Southeast and Midwest Energy Fund, to provide funds to implement electric energy projects; amends Laws no. 11.943, of May 28, 2009, 9.491, of September 9, 1997, 10.522, of July 19, 2002, and 12.111, dated December 9, 2009; and makes other provisions. Available at: http://www.planalto.gov.br/ccivil_03/_Ato2015-2018/2015/Lei/l13182.htm. Accessed on: August 27, 2021.

BRAZIL. Law No. 12.783, of January 11, 2013. Provides for electric energy generation, transmission and distribution concessions, the reduction of sectoral charges and the tariff modality; amends Laws no. 10.438, of April 26, 2002, 12.111, of December 9, 2009, 9.648, of May 27, 1998, 9.427, of December 26, 1996, and 10.848, of March 15, 2004; revokes a provision of Law no. 8.631, of March 4, 1993; and makes other provisions. Available at: http://www.planalto.gov.br/ccivil_03/_ato2011-2014/2013/lei/l12783.htm. Accessed on: August 27, 2021.

Central Bank of Brazil Market Expectations System - Consolidated statistics series Available at: <https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas>. Accessed on: August 27, 2021.

DAMODARAN, Aswath. Equity Risk Premiums: Determinants, Estimation and Implications – The 2021 Edition. SSRN, 2021. Available at: <https://privpapers.ssrn.com/sol3/papers.cfm?abstract_id=3825823>. Accessed on: August 15, 2021.

DAMODARAN, Aswath. Ratings, Interest Coverage Ratios and Default Spread. Available at: <https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ratings.html>. Accessed on: August 27, 2021.

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UNITED STATES OF AMERICA. U.S. Department of the Treasury. **Daily Treasury Yield Curve Rates.** Available at: <https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/textview.aspx?data=yield>. Accessed on: August 27, 2021.

IPEA - Institute for Applied Economic Research **EMBI+ Risco-Brasil.** Available at: <http://www.ipeadata.gov.br/ExibeSerie.aspx?serid=40940&module=M>. Accessed on: August 27, 2021.

MACÊDO, L.; SZCZUPAK, J.; PINTO, L. M. V. G. Climatological Analysis and Prediction: A Nonlinear Approach. In: **8th International Symposium on Signals, Circuits and Systems, ISSCS2007**. 2007.

MACÊDO, L. **O Conceito da Inovação:** Uma Ferramenta para a Modelagem, Análise e Compreensão de Fenômenos Climatológicos. 2006. PhD Thesis in Electrical Engineering - PUC-Rio

PINTO, L. et al. Hydrological scenarios forecast: Breaking uncertainty paradigm. In: **Proc. of the IX SEPOPE**. 2004.

PINTO, L.; SZCZUPAK, J. Previsão de Vazões Hidrológicas: a Redução De Incertezas e Risco. **VIII Sepope, Brasília**, 2002.

SZCZUPAK, J.; CROMBEZ, S. Long term climatological scenario generation and uncertainty evaluation. In: **IEEE International Conference IEEE International Conference on Environment and Electrical Engineering**. 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.